Exhibit 99.1

FIRST AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT

EXECUTED by the parties hereto as of 4th day of December, 2023.

AMONG:	FirstService Corporation, as Canadian Borrower

(the Canadian Borrower)

AND:	FirstService (USA), Inc., as U.S. Borrower

(the US Borrower, together with the Canadian Borrower, the Borrowers)

AND:	The Subsidiaries named on the execution pages hereof, as Guarantors

(the Guarantors)

AND:	The banks named on the execution pages hereof, as Lenders

(collectively, the Lenders and each individually the Lender)

AND:	Toronto Dominion (Texas) LLC, as the U.S. administration agent

(the U.S. Agent)

AND:	The Toronto-Dominion Bank, as the Canadian administration agent

(the Canadian Agent).

WHEREAS the Canadian Borrower, the U.S. Borrower, the Guarantors, the Lenders, TD Securities, as Sole Lead Arranger and Sole Bookrunner, the Canadian Agent and the U.S. Agent (collectively, the Agents), among others, entered into a second amended and restated credit agreement dated February 17, 2022 (as the same may be amended, restated, supplemented or otherwise modified from prior to the date hereof, the Existing Credit Agreement);

AND WHEREAS the Borrowers desire to utilize the Incremental Facility (as defined in the Existing Credit Agreement) in the amount of U.S.$250,000,000 (being the maximum amount of Canadian Revolving Commitments and U.S. Revolving Commitments permitted to be obtained thereunder);

AND WHEREAS the Agents and the Lenders have agreed to amend certain provisions of the Credit Agreement, but only to the extent and subject to the provisions set forth in this first amendment to the Existing Credit Agreement (the Amendment; the Existing Credit Agreement, as amended by this Amendment is herein referred to as the Credit Agreement);

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Article 1 – INTERPRETATION

1.1          Capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Credit Agreement.

1.2          Each of the Borrowers and each of the Guarantors agrees that the recitals form an integral part of this Amendment.

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Article 2 – AMENDMENTS

2.1          With effect on the Amendment Effective Date (as defined herein), the Existing Credit Agreement is hereby amended to (x) delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the Credit Agreement attached as Annex I hereto.

Article 3– CONDITIONS TO EFFECTIVENESS

3.1          This Amendment shall become effective upon the satisfaction of the following conditions precedent in form and substance satisfactory to the Agents (the date and fulfillment of such conditions being herein referred to as the Amendment Effective Date):

(a)	delivery to the Canadian Agent of a fully executed copy of this Amendment, dated the Amendment Effective Date, as executed by the Borrowers, the Guarantors, the U.S. Agent, the Canadian Agent and the Lenders; and

(b)	delivery to the Canadian Agent, in each case, in form and substance satisfactory to the Canadian Agent and Lenders’ Counsel and in the case of clause (iii) of this paragraph, in form and substance satisfactory to the U.S. Lender referred to therein:

(i)	the certificate of an officer or manager, as applicable, attaching copies of the articles and certificate of incorporation of each of the Borrowers, their respective borrowing by laws, if any, and resolutions of their respective boards of directors or managers authorizing the execution, delivery and performance of this Agreement and any Guarantee by them respectively;

(ii)	the certificate (without personal liability) of the president, the chief financial officer or treasurer or corporate controller or secretary or manager, as applicable, of each of the Borrowers confirming, in all material respects, the veracity of the representations and warranties set out in Section 8.1 of the Credit Agreement, substantially as set out in Schedule “G” to the Credit Agreement supplemented by all such certificates as Lenders’ Counsel may require;

(iii)	promissory note(s) requested by a U.S. Lender; and

(iv)	incumbency certificates setting forth the signatures and titles of Authorized Signatories for each Borrower, certifying their authority to sign this Amendment and any documents contemplated hereby or provided in connection herewith, provided that any such certificates shall not include any representation or statement as to the absence (or existence) of any default or event of default or a bring down of representations and warranties;

(c)	on or before the Amendment Effective Date, the Canadian Agent, the U.S. Agent, the Lenders and Lenders’ Counsel shall have received (i) all documents deliverable pursuant to the closing checklist prepared by Lenders’ Counsel (including for avoidance of doubt, a Confirmation and Reaffirmation of Loan Documents (Canadian Documents) and a Confirmation and Reaffirmation of Loan Documents (US Documents), and (ii) payment of all fees or other amounts then due and payable to them in connection with this Amendment;

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(d)	the Agents being satisfied that the deliverables required pursuant to Section 2.14(b) of the Existing Credit Agreement in connection with the utilization of the Incremental Facility (as defined in the Existing Credit Agreement) have been satisfied or waived; and

(e)	the Agents being satisfied that all representations and warranties contained in Article 8 of the Credit Agreement shall remain true and correct in all material respects (except such representations and warranties that are qualified as to materiality, which shall be true and correct in all respects) following this Amendment.

Article 4 – REPRESENTATIONS AND WARRANTIES

4.1          Each Borrower and each Guarantor warrants and represents to the Agents and the Lenders that the following statements are true, correct and complete:

(a)	Authorization, Validity, and Enforceability of this Amendment. Each Borrower and each Guarantor has the corporate power and authority to execute and deliver this Amendment and to perform its obligations under the Credit Agreement. Each Borrower and each Guarantor has taken all necessary corporate action (including, without limitation, obtaining approval of its shareholders if necessary) to authorize its execution and delivery of this Amendment and the performance of the Credit Agreement. This Amendment has been duly executed and delivered by each Borrower and each Guarantor and this Amendment and the Credit Agreement constitute the legal, valid and binding obligations of each Borrower and each Guarantor, enforceable against each of them in accordance with their respective terms without defence, compensation, setoff or counterclaim. Each Borrower’s and each Guarantor’s execution and delivery of this Amendment and the performance by each Borrower and each Guarantor of the Credit Agreement do not and will not conflict with, or constitute a violation or breach of, or constitute a default under, or result in the creation or imposition of any Lien upon the property of any Borrower or any Guarantor by reason of the terms of (a) any contract, mortgage, hypothec, Lien, lease, agreement, indenture, or instrument to which any Borrower or any Guarantor is a party or which is binding on any of them, (b) any requirement of law applicable to any Borrower or any Guarantor, or (c) the certificate or articles of incorporation or amalgamation or association or bylaws or memorandum of association of any Borrower or any Guarantor.

(b)	Governmental Authorization. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or other person is necessary or required in connection with the execution, delivery or performance by, or enforcement against each Borrower and each Guarantor of this Amendment or the Credit Agreement.

(c)	Incorporation of Representations and Warranties from Credit Agreement. The representations and warranties contained in Article 8 of the Credit Agreement and the other Loan Documents are and will be true, correct and complete in all material respects on and as of the Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.

(d)	Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute a Default or an Event of Default.

(e)	No Other Amendment. Except to the extent set forth herein no additional amendment, consent or waiver of any other term, condition, covenant, agreement or any other aspect of the Credit Agreement is intended or implied and except as covered by this Amendment, no other aspect of the covenants referred to herein is amended or waived, including without limitation for any other period or circumstance, and no such amendment, waiver or consent is intended or implied.

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Article 5 – MISCELLANEOUS

5.1          Each Borrower and each Guarantor (i) reaffirms its Obligations under the Credit Agreement and the other Loan Documents to which it is a party, and (ii) agrees that the Credit Agreement and the other Loan Documents to which it is a party remain in full force and effect, except as amended hereby, and are hereby ratified and confirmed. The Guarantors (i) consent to and approve the execution and delivery of this Amendment by the parties hereto, (ii) agree that this Amendment does not and shall not limit or diminish in any manner the obligations of the Guarantors under their guarantees (collectively, the Guarantees) and that such obligations would not be limited or diminished in any manner even if such Guarantors had not executed this Amendment, (iii) agree that this Amendment shall not be construed as requiring the consent of such Guarantors in any other circumstance, (iv) reaffirm each of their obligations under the Guarantees and the other Loan Documents to which they are a party, and (v) agree that the Guarantees and the other Loan Documents to which they are a party remain in full force and effect and are hereby ratified and confirmed.

5.2          Except to the extent specifically set forth in this Amendment, nothing contained in this Amendment or any other communication between the Agents and/or the Lenders and the Borrowers (or any Guarantor) shall be a waiver of any other present or future violation, Default or Event of Default under the Credit Agreement or any other Loan Document (collectively, Other Violations). Similarly, nothing contained in this Amendment shall directly or indirectly in any way whatsoever either (i) impair, prejudice or otherwise adversely affect the Agents’ or the Lenders’ right at any time to exercise any right, privilege or remedy in connection with the Credit Agreement or any other Loan Document with respect to any Other Violations (including, without limiting the generality of the foregoing, in respect of the non-conformity to any representation, warranty or covenant contained in any Loan Document), (ii) except as specifically provided in Article 2 hereof, amend or alter any provision of the Credit Agreement or any other Loan Document or any other contract or instrument, or (iii) constitute any course of dealing or other basis for altering any obligation of any Borrower or any Guarantor under the Loan Documents or any right, privilege or remedy of the Collateral Agent or the Lenders under the Credit Agreement or any other Loan Document or any other contract or instrument with respect to Other Violations. Nothing in this Amendment shall be construed to be a consent by the Agents or the Lenders to any Other Violations.

5.3          This Amendment will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Credit Agreement or any of the documents or security delivered pursuant thereto but same shall remain in full force and effect save to the extent same are amended by the provisions of this Amendment.

5.4          All reasonable expenses of the Canadian Agent in connection with this Amendment and the related documentation, including all reasonable legal fees and disbursements incurred by the Canadian Agent, shall be for the account of the Borrowers.

5.5          This Amendment enures to the benefit of and binds the parties and their respective successors and permitted assigns.

5.6          Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Amendment.

5.7         This Amendment may be executed and delivered in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Amendment and the transactions contemplated hereby shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada) or the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), any other similar Canadian federal, provincial or territorial law or any other similar US federal or state laws based on the Uniform Electronic Transactions Act.

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5.8          This Amendment shall be interpreted and the rights and liabilities of the parties hereto shall be determined in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages commence on the following page.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

FIRSTSERVICE CORPORATION, as Canadian Borrower

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signatory
I have the authority to bind the Corporation

FIRSTSERVICE (USA), INC., as U.S. Borrower

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signatory
I have the authority to bind the Corporation

FIRSTSERVICE CAM HOLDINGS, INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signatory
I have the authority to bind the Corporation

FirstService restoration, INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signatory
I have the authority to bind the Corporation

FirstService Residential, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signatory
I have the authority to bind the Corporation

Signature page to First Amendment to Second ARCA

FirstService Residential FLORIDA, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signatory
I have the authority to bind the Corporation

FSRM (NV), Inc., as a Guarantor
Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signatory
I have the authority to bind the Corporation

FirstService Residential, Nevada, LLC, as a Guarantor
Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signatory
I have the authority to bind the LLC

The Merit Companies, LLC, as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signatory
I have the authority to bind the LLC

Signature page to First Amendment to Second ARCA

FirstService Residential California, LLC, as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signatory
I have the authority to bind the LLC

The Wentworth Group, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signatory
I have the authority to bind the Corporation

NYHC, Inc., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signatory
I have the authority to bind the Corporation

FIRSTSERVICE RESIDENTIAL TEXAS, INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signatory
I have the authority to bind the Corporation

FIRSTSERVICE RESIDENTIAL ILLINOIS, INC., as a Guarantor
Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signatory
I have the authority to bind the Corporation

Signature page to First Amendment to Second ARCA

THE TORONTO-DOMINION BANK, as Canadian Administration Agent

Per:	“Neda Heidarpour”
Name: Neda Heidarpour
Title: Vice President, Loan Syndications - Agency

TORONTO-DOMINION (TEXAS) LLC, as U.S. Administration Agent

Per:	“Angela Del Duca”
Name: Angela Del Duca
Title: Authorized Signatory
Address for Notice: TD Bank Tower 66 Wellington St. West, 9th Floor Toronto, Ontario M5K 1A2 Attn: Loan Syndications-Agency Telecopier No.: Email: neda.heidarpour@tdsecurities.com

Signature page to First Amendment to Second ARCA

EFFECTIVE DATE ISSUING BANK (U.S.)

the TORONTO-DOMINION BANK, NEW YORK Branch

Per:	“Angela Del Duca”
Name: Angela Del Duca
Authorized Signatory
Tel: 416-982-3568
Fax: 416-982-5535
Email: Angela.DelDuca@tdsecurities.com
Address:

Signature page to First Amendment to Second ARCA

EFFECTIVE DATE ISSUING BANK (CANADA)

the TORONTO-DOMINION BANK

Per:	“Andrew Rytel”
Name: Andrew Rytel, Director
Tel:
Fax:
Email:
Address:

Per:	“Tim Thomas”
Name: Tim Thomas, Managing Director
Tel:
Fax:
Email:
Address:

Signature page to First Amendment to Second ARCA

EFFECTIVE DATE ISSUING BANK (U.S.)

JPMORGAN CHASE BANK, N.A.

Per:	“Rohan Bhatia”
Name: Rohan Bhatia
Tel: 212-270-8261
Fax: 646-534-3079
Email: rohan.bhatia@jpmorgan.com
Address: 383 Madison Avenue Floor 23 New York, New York, 10179 Attn: Rohan Bhatia

Signature page to First Amendment to Second ARCA

EFFECTIVE DATE ISSUING BANK (U.S.)

BANK OF AMERICA, N.A.

Per:	“Sanaa Khatri-Ahmed”
Name: Sanaa Khatri-Ahmed
Tel: 416-369-7476
Fax:
Email: sanaa.khatri@bofa.com
Address: 181 Bay Street, 4th Floor Toronto, Ontario M5J 2V8

Signature page to First Amendment to Second ARCA

CANADIAN LENDERS

THE TORONTO-DOMINION BANK

Per:	“Andrew Rytel”
Name: Andrew Rytel
Title: Director

Per:	“Tim Thomas”
Name: Tim Thomas
Title: Managing Director
Address for Notice: TD Bank Tower 66 Wellington St. West, 9th Floor Toronto, Ontario M5K 1A2 Attn: Loan Syndications-Agency Telecopier No.: Email: neda.heidarpour@tdsecurities.com

Signature page to First Amendment to Second ARCA

CANADIAN LENDERS CONT’D

JPMORGAN CHASE BANK, N.A., Toronto Branch

Per:	“Jeffrey Coleman”
Name: Jeffrey Coleman
Title: Executive Director
Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn: Jeffrey Coleman Telecopier No.: 416-981-9278 Email: Jeffrey.s.coleman@jpmorgan.com

Signature page to First Amendment to Second ARCA

CANADIAN LENDERS CONT’D

BANK OF MONTREAL

Per:	“Sean Gallaway”
Name: Sean Gallaway
Title: Director
Address for Notice: 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway Email: sean.gallaway@bmo.com

Signature page to First Amendment to Second ARCA

CANADIAN LENDERS CONT’D

HSBC BANK CANADA

Per:	“Scott Morrison”
Name: Scott Morrison
Title: Director, Large Corporate Banking

Per:	“Jesse MacMasters”
Name: Jesse MacMasters
Title: Head of Large Corporate Banking, Ontario and Atlantic
Address for Notice: 16 York Street, 5th Floor Toronto, Ontario M5J 0E6 Attn: HSBC Bank Canada Telecopier No.: (647) 331-0852 Email: scott.a.morrison@hsbc.ca

Signature page to First Amendment to Second ARCA

CANADIAN LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	“Steve Holyman”
Name: Steve Holyman
Title: Managing Director

Per:	“Nora Rihani”
Name: Nora Rihani
Title: Associate
Address for Notice: 40 King St. W., 62nd Floor Toronto, Ontario, M5W 2X6 Attn: Steve Holyman Telecopier No.: Email: steve.holyman@scotiabank.com

Signature page to First Amendment to Second ARCA

CANADIAN LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	“Sanaa Khatri-Ahmed”
Name: Sanaa Khatri-Ahmed
Title: Senior Vice President
Address for Notice: 181 Bay Street Toronto, Ontario M5J 2V8 Attn: Sanaa Khatri-Ahmed Telecopier No.: Email: sanaa.khatri@bofa.com

Signature page to First Amendment to Second ARCA

CANADIAN LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	“Martin Danaj”
Name: Martin Danaj
Title: Executive Director

Per:	“Stephen Redding”
Name: Stephen Redding
Title: Managing Director
Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Martin Danaj Telecopier No.: 416-577-7335 Email: Martin.Danaj@cibc.com

Signature page to First Amendment to Second ARCA

CANADIAN LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	“Michelle Fiebig”
Name: Michelle Fiebig
Title: Managing Director

Per:	“David Torrey”
Name: David Torrey
Title: Managing Director & Head
Address for Notice: The Exchange Tower 130 King Street West, 8th Floor Toronto, Ontario M5X 1J9 Attn: Michelle Fiebig Telecopier No.: 416-869-6545 Email: Michelle.Fiebig@nbc.ca

Signature page to First Amendment to Second ARCA

CANADIAN LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION, Canada Branch

Per:	“Kenneth S. Wong”
Name: Kenneth S. Wong
Title: Senior Vice President

Address for Notice:

Suite 2300, 120 Adelaide Street West

Toronto, Ontario M5H 1T1

Attn: Kenneth Wong / Patrick Villani

Telecopier No.: N/A

and

4747 Executive Drive

La Jolla, CA 92121

Attn: Kenneth Wong / Patrick Villani

Email: kenneth.wong@usbank.com / patrick.villani@usbank.com

Signature page to First Amendment to Second ARCA

CANADIAN LENDERS CONT’D

RAYMOND JAMES BANK

Per:	“Richard McMickan”
Name: Richard McMickan
Title: Vice President, Corporate Banking
Address for Notice: 40 King St West, 54th Floor, Toronto, ON, M5H 3Y2 Attn: Richard McMickan Telecopier No.: 416.777.6390 Email: richard.mcmickan@raymondjames.com / Fax-RJB-Loanops@raymondjames.com

Signature page to First Amendment to Second ARCA

U.S. LENDERS

THE toronto-dominion BANK, New York Branch

Per:	“Angela Del Duca”
Name: Angela Del Duca
Title: Authorized Signatory

Per:
Name:
Title:
Address for Notice: Attn: TD North Tower 77 King Street West, 26th Floor Toronto, Ontario M5K 1A2 Agency Administration Telecopier No.: Email: TDSAgencyAdmin@tdsecurities.com

Signature page to First Amendment to Second ARCA

U.S. LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	“Rohan Bhatia”
Name: Rohan Bhatia
Title: Vice President
Address for Notice: 383 Madison Avenue Floor 23 New York, New York, 10179 Attn: Rohan Bhatia Telecopier No.: 646-534-3079 Email: rohan.bhatia@jpmorgan.com

Signature page to First Amendment to Second ARCA

U.S. LENDERS CONT’D

BANK OF MONTREAL, Chicago Branch

Per:	“Jonathan Sarmini”
Name: Jonathan Sarmini
Title: Vice President
Address for Notice: 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway Email: sean.gallaway@bmo.com

Signature page to First Amendment to Second ARCA

U.S. LENDERS CONT’D

HSBC BANK CANADA

Per:	“Scott Morrison”
Name: Scott Morrison
Title: Director, Large Corporate Banking

Per:	“Jesse MacMasters”
Name: Jesse MacMasters
Title: Head of Large Corporate Banking, Ontario and Atlantic
Address for Notice: 16 York Street, 5th Floor Toronto, Ontario M5J 0E6 Attn: HSBC Bank Canada Telecopier No.: (647) 331-0852 Email: scott.a.morrison@hsbc.ca

Signature page to First Amendment to Second ARCA

U.S. LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	“Steve Holyman”
Name: Steve Holyman
Title: Managing Director

Per:	“Nora Rihani”
Name: Nora Rihani
Title: Associate
Address for Notice: 40 King St. W., 62nd Floor Toronto, Ontario, M5W 2X6 Attn: Steve Holyman Telecopier No.: Email: steve.holyman@scotiabank.com

Signature page to First Amendment to Second ARCA

U.S. LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	“Sanaa Khatri-Ahmed”
Name: Sanaa Khatri-Ahmed
Title: Senior Vice President
Address for Notice: 181 Bay Street Toronto, Ontario M5J 2V8 Attn: Sanaa Khatri-Ahmed Telecopier No.: Email: sanaa.khatri@bofa.com

Signature page to First Amendment to Second ARCA

U.S. LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	“Martin Danaj”
Name: Martin Danaj
Title: Executive Director

Per:	“Stephen Redding”
Name: Stephen Redding
Title: Managing Director
Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Martin Danaj Telecopier No.: 416-577-7335 Email: Martin.Danaj@cibc.com

Signature page to First Amendment to Second ARCA

U.S. LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	“Michelle Fiebig”
Name: Michelle Fiebig
Title: Managing Director

Per:	“David Torrey”
Name: David Torrey
Title: Managing Director & Head
Address for Notice: The Exchange Tower 130 King Street West, 8th Floor Toronto, Ontario M5X 1J9 Attn: Michelle Fiebig Telecopier No.: 416-869-6545 Email: Michelle.Fiebig@nbc.ca

Signature page to First Amendment to Second ARCA

U.S. LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	“Kenneth S. Wong”
Name: Kenneth S. Wong
Title: Senior Vice President
Address for Notice: 4747 Executive Drive La Jolla, CA 92121 Attn: Kenneth Wong / Patrick Villani Telecopier No.: N/A Email: kenneth.wong@usbank.com / patrick.villani@usbank.com

Signature page to First Amendment to Second ARCA

U.S. LENDERS CONT’D

RAYMOND JAMES BANK

Per:	“Richard McMickan”
Name: Richard McMickan
Title: Vice President, Corporate Banking
Address for Notice: 40 King St West, 54th Floor, Toronto, ON, M5H 3Y2 Attn: Richard Mckan Telecopier No.: 416.777.6390 Email: richard.mcmickan@raymondjames.com / Fax-RJB-Loanops@raymondjames.com

Signature page to First Amendment to Second ARCA

Annex “I”

Credit Agreement

~~Execution Version~~Annex “I” to First Amendment to
Second Amended and Restated Credit Agreement

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

DATED AS OF FEBRUARY 17, 2022,
AS AMENDED BY THE FIRST AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF DECEMBER 4, 2023

FIRSTSERVICE CORPORATION

AS CANADIAN BORROWER

AND

FIRSTSERVICE (USA), INC.

AS U.S. BORROWER

AND

THE SUBSIDIARIES

NAMED ON THE EXECUTION PAGES HEREOF

AS GUARANTORS

AND

THE BANKS NAMED ON THE EXECUTION PAGES HEREOF

AS LENDERS

TD SECURITIES

AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER

AND

THE TORONTO-DOMINION BANK

AS CANADIAN ADMINISTRATION AGENT

AND

TORONTO DOMINION (TEXAS) LLC

AS U.S. ADMINISTRATION AGENT

AND

JPMORGAN CHASE BANK, N.A.

AS SYNDICATION AGENT

AND

BANK OF MONTREAL

CANADIAN IMPERIAL BANK OF COMMERCE

U.S. BANK NATIONAL ASSOCIATION

THE BANK OF NOVA SCOTIA

AND

BANK OF AMERICA, N.A., CANADA BRANCH

AS DOCUMENTATION AGENTS

TABLE OF CONTENTS

Article 1 – DEFINITIONS		2

1.1	Definitions	2
1.2	References	2~~3~~7
1.3	Interpretation	2~~3~~8
1.4	Headings and Table of Contents	2~~4~~8
1.5	Accounting Terms	2~~4~~8
1.6	Interest Rates; Benchmark Notification	2~~5~~9
1.7	Recitals	~~25~~30
1.8	Schedules	~~25~~30
1.9	Precedence	~~25~~30
1.10	Divisions	~~25~~30

Article 2 – FACILITIES		~~26~~30

2.1	The Credit Facilities	~~26~~30
2.2	Notice and Revolving Nature of Borrowings	~~26~~31
2.3	Conversion	~~29~~34
2.4	Making Borrowings	~~29~~34
2.5	Participation of Each Lender; Defaulting Lender	3~~0~~5
2.6	~~Bankers’ Acceptances~~	Rate Flip	3~~1~~6
2.7	~~Acceptance Date Procedure~~	[Reserved]	3~~4~~7
2.8	~~Purchase of Bankers’ Acceptances~~	[Reserved]	3~~4~~7
2.9	~~Payment of Bankers’ Acceptances~~	[Reserved]	3~~5~~7
2.10	Set-Off and Netting	3~~5~~7
2.11	Letters of Credit	3~~5~~7
2.12	Use of Proceeds	~~38~~40
2.13	Banking Services	~~38~~40
2.14	~~Incremental Facility~~	~~39~~[Reserved]	40

Article 3 – REPAYMENT AND ACCOUNTS		40

3.1	Repayment of Revolving Facilities	40
3.2	Accounts kept by the Canadian Agent	40
3.3	Accounts kept by the Canadian Swingline Lender	41
3.4	Accounts kept by the U.S. Agent	41
3.5	Accounts kept by the U.S. Swingline Lender	41
3.6	Accounts kept by each Canadian Lender	41
3.7	Accounts kept by each U.S. Lender	42
3.8	Promissory Notes	42
3.9	Excess Resulting from Exchange Rate Change	42
3.10	Currency	43

Article 4 – INTEREST, ~~ACCEPTANCE FEE,~~ LETTER OF CREDIT FEE AND COMMITMENT FEES		43

4.1	Interest on SOFR Loans	43
4.2	Interest on U.S. Base Rate Loans	4~~3~~4
4.3	Interest on Prime Rate Loans	4~~4~~5
4.4	Interest on U.S. Prime Rate Loans	4~~4~~5
4.5	SOFR Interest Periods	4~~5~~6

1

4.6	Interest on Overdue Amounts	4~~5~~6
4.7	~~Acceptance Fee~~	CORRA Loan Interest Elections	4~~5~~6
4.8	Commitment Fees	4~~6~~8
4.9	Letter of Credit Fronting Fee	4~~6~~8
4.10	Effective Date for Changes in Applicable Margins	4~~6~~8
4.11	Interest on CORRA Loans	49
4.12	Canadian Benchmark Replacement Setting	49
4.13	Inability to Determine Rates – CORRA	51

Article 5 – CONDITIONS PRECEDENT		~~47~~52

5.1	Conditions Precedent to the Borrowing under the Second Amended and Restated Credit Agreement	~~47~~52
5.2	Conditions Precedent to Subsequent Borrowings	~~48~~53
5.3	Conditions Precedent to Borrowings to Make Acquisitions	4853

Article 6 – PREPAYMENT, CANCELLATION, REALLOCATION		54~~9~~

6.1	Prepayment and Cancellation	54~~9~~
6.2	Notice	5~~0~~5
6.3	Status of Lender	5~~0~~5
6.4	Fees	5~~0~~5
6.5	Reallocation	5~~0~~5

Article 7 – SPECIAL SOFR, CORRA AND INCREASED COST PROVISIONS		5~~1~~6

7.1	Benchmark Replacement Setting	5~~1~~6
7.2	Increased Cost	5~~3~~7
7.3	Illegality	5~~4~~8
7.4	Indemnity	5~~4~~9
7.5	Other Increased Costs or Reductions in Return	5~~5~~9
7.6	Additional Cost in Respect of Tax	~~5~~60
7.7	Claims under Section 7.6	~~57~~61
7.8	Tax Receipts	~~57~~61
7.9	Internal Revenue Service Forms	~~57~~61
7.10	Change in Law; Lending Office	~~58~~62
7.11	Compensation for Losses	62
7.12	Temporary Market Disruption Respecting SOFR and CORRA	63

Article 8 – REPRESENTATIONS, WARRANTIES & COVENANTS		~~58~~63

8.1	Representations and Warranties	~~58~~63
8.2	Positive Covenants	6~~1~~6
8.3	Negative Covenants	~~65~~70
8.4	Financial Covenants	~~69~~74

Article 9 – EVENTS OF DEFAULT		7~~0~~5

9.1	Events of Default	7~~0~~5
9.2	Bankruptcy Exception	7~~2~~7
9.3	Guarantees	7~~3~~8
9.4	Remedies Not Exclusive	7~~3~~8
9.5	Set Off	7~~3~~8

Article 10 – PAYMENTS		7~~3~~8

2

10.1	Payments to Agents/Swingline Lenders	7~~3~~8
10.2	Payments by Lenders to Agents	7~~4~~9
10.3	Payments by Agents to Borrowers	7~~4~~9
10.4	Distribution to Lenders and Application of Payments	~~75~~80
10.5	No Set Off or Counterclaim	~~75~~80
10.6	Non Receipt By Agents	~~75~~80
10.7	When Due Date Not Specified	~~75~~80
10.8	Agents’ Authority to Debit	~~75~~80

Article 11 – EXPENSES		~~76~~81

11.1	Payment of Expenses	~~76~~81
11.2	Survival	~~77~~82
11.3	Environmental Indemnity	~~77~~82

Article 12 – FEES		~~7~~83

12.1	Agency Fee	~~7~~83
12.2	Miscellaneous	~~7~~83

Article 13 – THE AGENTS		~~79~~84

13.1	Agents	~~79~~84
13.2	Agents’ Responsibility	~~79~~84
13.3	Agents’ Duties	8~~0~~5
13.4	Protection of Agents	8~~0~~5
13.5	Indemnification of Agents	8~~1~~6
13.6	Termination or Resignation of Agent	8~~1~~6
13.7	Rights of an Agent as Lender	8~~2~~7
13.8	Authorized Waivers, Variations and Omissions	8~~2~~7
13.9	Financial Information Concerning the Borrowers or Guarantors	8~~3~~8
13.10	Knowledge of Financial Situation of Borrowers	8~~3~~8
13.11	Legal Proceedings	8~~3~~8
13.12	Capacity as Agent	8~~3~~8
13.13	Deposits or Loans Respecting the Borrowers	8~~3~~8
13.14	Separate Collateral Agent	8~~4~~8
13.15	Agent Titles	8~~4~~9
13.16	Erroneous Payments.	8~~4~~9

Article 14 – ASSIGNMENTS AND TRANSFERS		~~86~~91

14.1	Benefit of Agreement	~~86~~91
14.2	Assignments and Transfers by a Borrower or a Guarantor	~~86~~91
14.3	Assignments and Transfers by a Lender	~~86~~91
14.4	Transfer Certificate	~~88~~93
14.5	Notice	~~88~~93
14.6	Sub-Participations	~~88~~93
14.7	Disclosure	~~8~~94
14.8	Assignment to Federal Reserve Bank	~~8~~94

Article 15 – GOVERNING LAW, COURTS AND JUDGMENT CURRENCY		~~8~~94

15.1	Governing Law	~~8~~94
15.2	Courts	~~8~~94
15.3	Judgment Currency	9~~0~~5

3

Article 16 – MISCELLANEOUS		9~~0~~5

16.1	Equal Ranking of Lenders	9~~0~~5
16.2	Sharing of Information	9~~1~~6
16.3	Severability	9~~1~~6
16.4	Remedies and Waivers	9~~1~~6
16.5	Direct Obligation	9~~1~~6
16.6	Notices	9~~1~~6
16.7	Counterparts	9~~2~~7
16.8	Calculation/Limit on Rate of Interest	9~~2~~7
16.9	USA Patriot Act Notice	9~~3~~8
16.10	Canadian Anti-Money Laundering Legislation.	9~~3~~8
16.11	Acknowledgement and Consent to Bail-In of EEA Financial Institutions	9~~3~~8
16.12	Acknowledgement Regarding Any Supported QFCs.	9~~4~~9
16.13	Trial By Jury	100

Article 17 AMENDMENT AND RESTATEMENT		~~95~~100

4

SCHEDULES

“A”	Unrestricted Entities
“B”	Form of Repayment Notice
“C”	Form of Transfer Certificate
“D”	Form of Conversion Notice
“E”	Form of Drawdown Notice
“F”	~~Details~~Form of ~~Issue~~Rate Flip Request
“G”	Form of Compliance Certificate
“H”	Commitments
“I”	Form of Officer’s Certificate Re: Acquisition Facility
“J”	Permitted Encumbrances
“K” “L”	Form of Promissory Note Form of Interest Election Request

second AMENDED AND RESTATED CREDIT AGREEMENT

DATED AS OF FEBRUARY 17, 2022

AMONG:

FIRSTSERVICE CORPORATION, a corporation duly organized and existing under the laws of Ontario,

AND:

FIRSTSERVICE (USA), INC., a corporation duly organized and existing under the laws of the State of Delaware,

AND:

THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES HEREOF, as guarantors

AND:

THE BANKS NAMED ON THE EXECUTION PAGES HEREOF, as lenders

AND:

THE TORONTO-DOMINION BANK, as Canadian administration agent

AND:

TORONTO DOMINION (TEXAS) LLC, as U.S. administration agent

WHEREAS, the Canadian Borrower, the U.S. Borrower, certain subsidiaries named on the execution page thereof (together with the Canadian Borrower and the U.S. Borrower, the “Original Credit Parties”), the Agents (as hereinafter defined) and the banks named on the execution pages thereof, as lenders (the “Original Lenders”), entered into a Credit Agreement dated as of June 1, 2015 (the “Original Credit Agreement”);

AND WHEREAS, the Original Credit Agreement was amended as of January 17, 2018, March 26, 2019 and April 11, 2019;

AND WHEREAS, the Original Credit Agreement, as amended, was amended and restated as of June 21, 2019 (the “First ARCA");

AND WHEREAS, the First ARCA was amended as of August 14, 2019 (the "First ARCA Amendment");

AND WHEREAS, the parties hereto desire to amend and restate the terms of the First ARCA as so amended;

AND WHEREAS the Lenders are willing to provide the Facilities (as hereinafter defined) upon and subject to the following terms and conditions;

NOW THEREFORE in consideration of the respective covenants of the parties contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties agree as follows:

Article 1
– DEFINITIONS

1.1	Definitions

In this Agreement, unless the context otherwise requires, the terms defined in the introduction of the parties and the recitals shall have, as herein used, the same meanings and:

~~“Acceptance Date” means any Business Day on which a Bankers’ Acceptance is or is requested to be issued hereunder.~~

~~“Acceptance Fee” means in respect of any Bankers’ Acceptance outstanding at any time on or after the Effective Date the Acceptance Fees described in the definition of Applicable Margin.~~

“Accommodation” has the meaning ascribed thereto in Section 7.5(a).

“Accounts” means the accounts kept by the Canadian Agent, the Canadian Swingline Lender, the U.S. Agent, the U.S. Swingline Lender, as the case may be, pursuant to Section 3.2, 3.3, 3.4, and 3.5 to record the Borrowers’ liabilities to the Agents and each Lender under this Agreement.

“Acquisition Entity” means an Eligible Business acquired by the Canadian Borrower or a Subsidiary thereof (other than the Unrestricted Entities) as permitted under this Agreement.

“Acquisition Expenses” means one-time professional costs and expenses (disclosed in writing to Agent summarizing such costs and expenses) incurred by Canadian Borrower or any of its Subsidiaries in connection with the consummation of the acquisition of an Acquisition Entity, not exceeding the aggregate amount, on a Consolidated basis for the Canadian Borrower and its Subsidiaries, of $15,000,000 in any Fiscal Year.

“Additional Compensation” has the meaning ascribed thereto in Section 7.2.

“Additional Other Compensation” has the meaning ascribed thereto in Section 7.5.

“Adjusted ~~Term SOFR~~Daily Compounded CORRA” means, for purposes of any calculation, the rate per annum equal to (a) ~~Term SOFR~~Daily Compounded CORRA for such calculation plus (b) the ~~Term SOFR~~Daily Compounded CORRA Adjustment; provided that~~,~~  if ~~the~~ Adjusted ~~Term SOFR~~Daily Compounded CORRA as so determined shall ~~ever~~ be less than the Floor, then ~~the~~ Adjusted ~~Term SOFR~~Daily Compounded CORRA shall be deemed to be the Floor.

“Adjusted Daily Simple SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Daily Simple SOFR for such calculation plus (b) the Daily Simple SOFR Adjustment; provided that, if the Adjusted Daily Simple SOFR as so determined shall ever be less than the Floor, then the Adjusted Daily Simple SOFR shall be deemed to be the Floor.

“Adjusted Term CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Term CORRA for such calculation plus (b) the Term CORRA Adjustment; provided that if Adjusted Term CORRA as so determined shall ever be less than the Floor, then Adjusted Term CORRA shall be deemed to be the Floor.

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that, if the Adjusted Term SOFR as so determined shall ever be less than the Floor, then the Adjusted Term SOFR shall be deemed to be the Floor.

“Advance” means an advance of money under the Facilities.

“Affiliate” means, in respect of any Person (the “first Person”), any Person which, directly or indirectly, controls or is controlled by or is under common control with the first Person; and for the purpose of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the power to direct, or cause to be directed, the management and policies of a Person whether through the ownership of voting shares or by contract or otherwise.

“Agents” means collectively the Canadian Agent and the U.S. Agent and “Agent” means any one of the Canadian Agent or the U.S. Agent.

“Agreement” means this Second Amended and Restated Credit Agreement dated as of February 17, 2022 and any future amendments, supplements or modifications to it.

“AML Legislation” has the meaning ascribed thereto in Section 16.10(a).

“Amount” has the meaning ascribed thereto in Section 9.1(q)(ii).

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to Borrowers and their Subsidiaries from time to time concerning or relating to bribery or corruption.

“Applicable Law” means all laws, rules, regulations and legally binding governmental guidelines applicable to the Person and its property, conduct, transaction, agreement or matter in question, including all applicable statutory law and common law, and all provisions of constitutions, treaties, statutes, rules, regulations, orders and decrees of Governmental Authorities (having the force of law) and, with respect to any Person, such Person’s constating documents.

“Applicable Margin” means the following fees, rates and margins per annum:

	1. Total Debt / Consolidated EBITDA	2. Total Debt / Consolidated EBITDA	3. Total Debt / Consolidated EBITDA	4. Total Debt / Consolidated EBITDA	5. Total Debt / Consolidated EBITDA
	Ratio of <1.5:1	Ratio of >=1.5:1 but <2:1	Ratio of >=2:1 but <2.5:1	Ratio of >=2.5:1 but <3:1	Ratio of >=3:1
~~Acceptance Fee~~CORRA Margin	1.20%	1.45%	1.70%	2.00%	2.50%
U.S. Base Rate Margin	0.20%	0.45%	0.70%	1.00%	1.50%
U.S. Prime Rate Margin	0.20%	0.45%	0.70%	1.00%	1.50%
Letter of Credit Fee	1.20%	1.45%	1.70%	2.00%	2.50%
SOFR Margin	1.20%	1.45%	1.70%	2.00%	2.50%
Prime Rate Margin	0.20%	0.45%	0.70%	1.00%	1.50%
Commitment Fees	0.24%	0.29%	0.34%	0.40%	0.50%
Changes in the Applicable Margins become effective in accordance with Section 4.10.

“Authorized Signatory” in relation to a Borrower and any communication to be made or document to be executed or certified by it, means at any time a Person who is at such time duly appointed as such by such Borrower in a manner acceptable to the Canadian Agent or the U.S. Agent, as the case may be, acting reasonably.

~~“Available Proceeds” has the meaning ascribed to it in Section 2.7(b)(iv).~~

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (a) if the then-current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an Interest Period, or (b) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date.

~~“BA Discount Rate” means, in relation to any Bankers’ Acceptance, the average rate (calculated on the basis of 365 days and rounded upwards to the nearest one hundredth of one percent (0.01%), if such average is not a multiple) for Canadian Dollar bankers’ acceptances having a comparable term that appears on the Refinitiv CDOR Page (or such other page as is a replacement page for such bankers’ acceptances) at 10:00 a.m. (Toronto, Ontario time) for bankers’ acceptances to be accepted by Schedule I Canadian Banks (“CDOR”) and in the case of Bankers Acceptances to be accepted by Canadian Lenders which are Schedule II or Schedule III Canadian Banks the lesser of (a) the bid rate quoted by such Lender for its own bankers’ acceptances of a like term with effect as at or about 10:00 a.m. on the applicable Drawdown Date or Conversion Date; and (b) CDOR plus ten (10) basis points. If CDOR is not available at such time, the rate otherwise determined by the Canadian Agent at or about 10:00 a.m. on the date of acceptance of such Bankers’ Acceptance as the discount rate (rounded upwards to the nearest one-one hundredth of one percent (0.01%) based on a year of 365 days applicable to bankers’ acceptances with terms equivalent to the term of such Bankers’ Acceptances. If CDOR or the alternative rate determined above, as applicable, is below zero, the BA Discount Rate will be deemed to be zero.~~

~~“BA Equivalent Loan” has the meaning ascribed to it in Section 2.6(h).~~

~~“B/A Maturity Date”, in respect of a Bankers’ Acceptance, means the date on which such Bankers’ Acceptance matures or a BA Equivalent Loan expires, as applicable.~~

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

~~“Bankers’ Acceptance” means (a) a bill of exchange or a depository note, duly completed and accepted by a Canadian Lender under the Canadian Revolving Facility pursuant to this Agreement (“B/As”), or (b) a BA Equivalent Loan made in lieu of such acceptance and purchase.~~

“Banking Services” means each and any of the following bank services provided to any Borrower or any Subsidiary of the Canadian Borrower by any Lender (or any of its Affiliates): credit card services and cash management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services); for greater certainty, Banking Services does not include loans, lines of credit, letters of credit or any hedging/swap products.

"Benchmark" means, initially, Adjusted Term SOFR or Adjusted Daily Simple SOFR; provided that if a Benchmark Transition Event has occurred with respect to Adjusted Term SOFR or Adjusted Daily Simple SOFR, as applicable, or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior Benchmark rate pursuant to Section 7.1(a).

"Benchmark Replacement" shall mean, for any Available Tenor, the sum of: (a) the alternate benchmark rate that has been selected by the Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Available Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body and (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for dollar-denominated syndicated credit facilities at such time in the United States and (b) the related Benchmark Replacement Adjustment. If the Benchmark Replacement as determined pursuant to the above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body and (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar- denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means, with respect to any Benchmark, the earliest to occur of the following events with respect to the then-current Benchmark:

(a)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)	in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) of this definition with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means, with respect to any Benchmark, the occurrence of one or more of the following events with respect to such then-current Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, the Term SOFR Administrator, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, with respect to any Benchmark, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 7.1, and (b) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 7.1.

“BHC Act Affiliate” has the meaning ascribed to it in Section 16.12(b)(A).

“Borrowers” means the Canadian Borrower and the U.S. Borrower and “Borrower” means either the Canadian Borrower or the U.S. Borrower.

“Borrowers’ and Guarantors’ Canadian Counsel” means Fogler, Rubinoff LLP or any other firm of solicitors selected by the Borrowers and acceptable to the Canadian Agent, acting reasonably.

“Borrowers’ and Guarantors’ U.S. Counsel” means Fox Rothschild LLP or Ferrante & Associates or any one or more firms of attorneys selected by the Borrowers and acceptable to the U.S. Agent, acting reasonably.

“Borrowing” means a utilization of a Facility by way of Loans~~, by the issue of Bankers’ Acceptances~~  or by the issue of Letters of Credit.

“Business Day” means any day other than a Saturday or a Sunday or a legal holiday on which commercial banks are authorized or required by law to be closed for business in Toronto and New York; provided, that, (i) when used in connection with a SOFR Loan, or any other calculation or determination involving SOFR, the term “Business Day” means any day that is only a U.S. Government Securities Business Day~~.~~, and (ii) when used in connection with a CORRA Loan or the Canadian Prime Rate, or any other calculation or determination involving Loans denominated in Canadian Dollars, the term “Business Day” means any day (other than a Saturday or Sunday) on which banks are open for business in Toronto, Ontario.

“Call Price Formulae” means the applicable call price formula for each Subsidiary and Acquisition Entity of the Borrowers (other than Unrestricted Entities) as set forth in the Shareholders’ Agreements entered into for each such entity.

“Canadian Agent” means The Toronto-Dominion Bank and its successors and assigns duly appointed in accordance with Section 13.6.

“Canadian Assignee” has the meaning ascribed to it in Section 14.3(a).

“Canadian Available Tenor” means, as of any date of determination and with respect to the then-current Canadian Benchmark, as applicable, (x) if such Canadian Benchmark is a term rate, any tenor for such Canadian Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Canadian Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Canadian Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Canadian Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 4.12(d).

“Canadian Benchmark” means, initially, the Term CORRA Reference Rate or Daily Compounded CORRA, as the case may be; provided that if a Canadian Benchmark Transition Event has occurred with respect to the Term CORRA Reference Rate, Daily Compounded CORRA, or the then-current Canadian Benchmark, then “Canadian Benchmark” means the applicable Canadian Benchmark Replacement to the extent that such Canadian Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 4.12(a).

“Canadian Benchmark Replacement” means, with respect to any Canadian Benchmark Transition Event,

(a)        where a Canadian Benchmark Transition Event has occurred with respect to Term CORRA Reference Rate, Adjusted Daily Compounded CORRA; and;

(b)        where a Canadian Benchmark Transition Event has occurred with respect to a Canadian Benchmark other than the Term CORRA Reference Rate, the sum of: (i) the alternate benchmark rate that has been selected by the Canadian Agent and the Canadian Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Canadian Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Canadian Benchmark for Canadian Dollar-denominated syndicated credit facilities and (ii) the related Canadian Benchmark Replacement Adjustment.

If the Canadian Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Canadian Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Canadian Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Canadian Benchmark with an Canadian Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Canadian Agent and the Canadian Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Canadian Benchmark with the applicable Canadian Unadjusted Benchmark Replacement by the Canadian Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Canadian Benchmark with the applicable Canadian Unadjusted Benchmark Replacement for Canadian Dollar-denominated syndicated credit facilities at such time.

“Canadian Benchmark Replacement Date” means a date and time determined by the Canadian Agent, which date shall be no later than the earliest to occur of the following events with respect to the then-current Canadian Benchmark:

(a)        in the case of clause (a) or (b) of the definition of “Canadian Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Canadian Available Tenors of such Canadian Benchmark (or such component thereof); or

(b)        in the case of clause (c) of the definition of “Canadian Benchmark Transition Event,” the first date on which such Canadian Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Canadian Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Canadian Available Tenor of such Canadian Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Canadian Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Canadian Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Canadian Available Tenors of such Canadian Benchmark (or the published component used in the calculation thereof).

“Canadian Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Canadian Benchmark:

(a)        a public statement or publication of information by or on behalf of the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Canadian Available Tenors of such Canadian Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Canadian Available Tenor of such Canadian Benchmark (or such component thereof);

(b)        a public statement or publication of information by the regulatory supervisor for the administrator of such Canadian Benchmark (or the published component used in the calculation thereof), the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Canadian Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Canadian Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Canadian Benchmark (or such component), which states that the administrator of such Canadian Benchmark (or such component) has ceased or will cease to provide all Canadian Available Tenors of such Canadian Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Canadian Available Tenor of such Canadian Benchmark (or such component thereof); or

(c)        a public statement or publication of information by the regulatory supervisor for the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) announcing that all Canadian Available Tenors of such Canadian Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Canadian Benchmark Transition Event” will be deemed to have occurred with respect to any Canadian Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Canadian Available Tenor of such Canadian Benchmark (or the published component used in the calculation thereof).

“Canadian Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Canadian Benchmark Replacement Date has occurred if, at such time, no Canadian Benchmark Replacement has replaced the then-current Canadian Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 4.12 and (b) ending at the time that a Canadian Benchmark Replacement has replaced the then-current Canadian Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 4.12.

“Canadian Borrower” means FirstService Corporation.

“Canadian Conforming Changes” means, with respect to the use or administration of a Canadian Benchmark or the use, administration, adoption or implementation of any Canadian Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Prime Rate,” the definition of “Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of Drawdowns or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 7.11 and other technical, administrative or operational matters) that the Canadian Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Canadian Agent in a manner substantially consistent with market practice (or, if the Canadian Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Canadian Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Canadian Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Canadian Defined Benefit Pension Plan” shall mean a pension plan for the purposes of any applicable pension benefits standards statute or regulation in Canada, which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

“Canadian Dollars” means the lawful money of Canada and “Cdn.$” has a corresponding meaning.

“Canadian Facilities” means the Canadian Revolving Facility and the Canadian Swingline Facility.

“Canadian Lenders” means the Lenders identified as Canadian Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to the Canadian Borrower under the Canadian Facilities.

“Canadian Relevant Governmental Body” means the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.

“Canadian Revolving Facility” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower in accordance with Section 2.2(a) and such Advances so made.

“Canadian Revolving Facility Commitment” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower of up to U.S. $650,000,000 which may be increased or decreased as the result of a reallocation made in accordance with Section 6.5; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Revolving Commitments at any time.

“Canadian Swingline Commitment” means the Commitment of the Canadian Swingline Lender to make Advances to the Canadian Borrower of up to U.S. $15,000,000 which Commitment constitutes a sub-commitment of the Total Canadian Revolving Commitments of The Toronto-Dominion Bank; provided that the aggregate outstanding Borrowings under the Canadian Revolving Facilities shall not exceed the Total Canadian Revolving Commitments at any time.

“Canadian Swingline Facility” means the Commitment of the Canadian Swingline Lender to make Advances to the Canadian Borrower in accordance with Section 2.2(b) and such Advances so made.

“Canadian Swingline Lender” means The Toronto-Dominion Bank and its successors and assigns.

“Canadian Unadjusted Benchmark Replacement” means the applicable Canadian Benchmark Replacement excluding the related Canadian Benchmark Replacement Adjustment.

“Capital Expenditures” means capital expenditures of the Canadian Borrower and its Subsidiaries (other than in respect of acquisitions of Acquisition Entities), determined in accordance with GAAP on a consolidated basis.

“Cash Amount” means, for the purposes of all Call Price Formulae, that portion of the consideration payable in cash in respect of any purchase of shares by the Canadian Borrower or a Subsidiary in the capital stock of any Subsidiary pursuant to the exercise of any call option right in favour of the Canadian Borrower or Subsidiary, as the case may be, under the terms of any Shareholders Agreement in respect of such Subsidiary.

~~“CDOR Scheduled Unavailability Date” has the meaning attributed thereto in Section 7.1(g)(i)(C).~~

~~“CDOR Successor Rate” has the meaning attributed thereto in Section 7.1(g)(i).~~

“Charges” has the meaning ascribed thereto in Section 16.8(d).

“Code” means the Internal Revenue Code (U.S.) of 1986, as amended or any successor statute.

“Commitment” means, except as otherwise provided herein, the amount set opposite each Lender’s name on Schedule “H” hereof as its Commitment to each of the Facilities.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or Daily Simple SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “U.S. Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 7.1 and other technical, administrative or operational matters) that the Agent decides, acting reasonably, may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent decides, acting reasonably, is necessary in connection with the administration of this Agreement and the other Loan Documents).

“Consolidated” means, when used to modify a financial term, test, statement, or report of a Person, the application or preparation of such term, test, statement or report (as applicable) based upon the consolidation, in accordance with GAAP, of the financial condition or operating results of such Person and its Subsidiaries.

“Consolidated EBITDA” means for any period on a Consolidated basis for the Canadian Borrower and its Subsidiaries, Consolidated Earnings, increased by the sum of: (a) Consolidated Interest Charges; (b) Consolidated Income Tax Expense; (c) Consolidated Depreciation and Amortization Expense; (d) the non-controlling interest share of Earnings as stated on the consolidated financial statements of the Canadian Borrower (other than for Unrestricted Entities); (e) the non-controlling interest redemption increment; (f) Consolidated Acquisition Expenses; and (g) non-cash charges of equity compensations.

“Consolidated Total Assets” means, at any time, the consolidated total assets of the Canadian Borrower and its Subsidiaries as of such time, excluding Unrestricted Entities but otherwise determined in accordance with GAAP, as set forth on the Consolidated balance sheet of the Canadian Borrower as of such time.

“Conversion” means the conversion of a Borrowing or any portion thereof in accordance with Section 2.3.

“Conversion Date” means the date a Borrower has notified the Canadian Agent or the U.S. Agent, as the case may be, to be the date on which it has elected to convert a Borrowing or a portion thereof pursuant to Section 2.3.

“Conversion Notice” means the notice in the form attached as Schedule "D" hereto.

“CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator).

“CORRA Interpolated Rate” means, subject to Section 2.6, for any CORRA Loan for a Non-Standard Interest Period, the rate per annum determined by the Canadian Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) Adjusted Term CORRA for the longest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term CORRA is available that is shorter than the Non-Standard Interest Period of such CORRA Loan and (b) Adjusted Term CORRA for the shortest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term CORRA is available that exceeds the Non-Standard Interest Period of such CORRA Loan, at such time; provided that when determining the CORRA Interpolated Rate for a Non-Standard Interest Period which is less than one (1) month, the CORRA Interpolated Rate shall be deemed to be Adjusted Term CORRA for an Interest Period of one (1) month’s duration.

“CORRA Loan” means Term CORRA Loans and Daily Compounded CORRA Loans.

"CORRA Margin" means, in respect of a CORRA Loan, or portion thereof outstanding on or after the Effective Date, the CORRA Margin described in the definition of Applicable Margin.

“Covered Entity” has the meaning ascribed to it in Section 16.12(b)(B).

“Covered Party” has the meaning ascribed to it in Section 16.12(a).

"Daily Compounded CORRA” means, for any day, (a "Daily Compounded CORRA Rate Day"), a rate per annum equal to CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback for the day (such day, the "Daily Compounded CORRA Determination Day"), that is five (5) Business Days prior to (a) if such Daily Compounded CORRA Rate Day is a Business Day, such Daily Compounded CORRA Rate Day, or (b) if such Daily Compounded CORRA Rate Day is not a Business Day, the Business Day immediately preceding such Daily Compounded CORRA Rate Day, in each case, as CORRA is published by the administrator; provided, that if as of 5:00 p.m. (Toronto time) on any Daily Compounded CORRA Determination Day, CORRA for the applicable tenor has not been published by the administrator and a Canadian Benchmark Replacement Date with respect to Daily Compounded CORRA has not occurred, then Daily Compounded CORRA will be CORRA as published by the administrator on the first preceding Business Day for which CORRA was published by the administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Daily Compounded CORRA Determination Day.

“Daily Compounded CORRA Adjustment” means a percentage equal to 0.29547% per annum.

“Daily Compounded CORRA Borrowing” means a Borrowing comprised of Daily Compounded CORRA Loans.

“Daily Compounded CORRA Loan” means a Loan made pursuant to Section 2.1 that bears interest at a rate based on Adjusted Daily Compounded CORRA.

"Daily Compounded CORRA Rate Day" has the meaning ascribed to it in the definition of “Daily Compounded CORRA”.

"Daily Compounded CORRA Determination Day" has the meaning ascribed to it in the definition of “Daily Compounded CORRA”.

“Daily Simple SOFR” means, for any day (a “SOFR Rate Day”), a rate per annum equal to SOFR for the day (such day “SOFR Determination Date”) that is five (5) U.S. Government Securities Business Days prior to (a) if such SOFR Rate Day is a U.S. Government Securities Business Day, such SOFR Rate Day or (b) if such SOFR Rate Day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator’s Website. Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Borrower.

“Daily Simple SOFR Adjustment” means, with respect to Daily Simple SOFR, .10% (10 basis points).

“Default” means an event with which notice or lapse of time or both will become an Event of Default.

“Default Right” has the meaning ascribed to it in Section 16.12(b)(C).

“Defaulting Lender” any Lender that, as reasonably determined by the Canadian Agent, (a) has failed to perform any funding obligations hereunder, and such failure is not cured within three (3) Business Days, unless such Lender notifies the Canadian Agent and the Canadian Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (which conditions precedent, together with the applicable Default, if any, shall be specifically identified in such writing) have not been satisfied; (b) has notified the Canadian Agent or any Borrower, in writing, that such Lender does not intend to comply with its funding obligations hereunder or has made a public statement to the effect that it does not intend to comply with its funding obligations hereunder or generally under other credit facilities (unless such notice or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding cannot be satisfied); (c) has failed, within three (3) Business Days following written request by the Canadian Agent, to confirm in a manner reasonably satisfactory to the Canadian Agent that such Lender will comply with its funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt by the Agent of such confirmation); or (d) has, or has a direct or indirect parent company that has, become the subject of an insolvency proceeding or taken any action in furtherance thereof; provided, however, that a Lender shall not be a Defaulting Lender solely by virtue of a Governmental Authority’s ownership of an equity interest in such Lender or parent company.

“Depreciation and Amortization Expense” means, for any period, depreciation, amortization and depletion charged to the income statement of a Person for such Person, determined in accordance with GAAP.

~~“Discount Note” means a non-interest bearing promissory note denominated in Canadian Dollars issued by a Canadian Borrower to a Non BA Lender to evidence a BA Equivalent Loan.~~

“Disposition” has the meaning ascribed to it in Section 8.3(a).

“Drawdown” means a drawdown of a Borrowing by a Borrower.

“Drawdown Date” means any Business Day when a Borrower makes a Drawdown or a Conversion Date or a Rollover Date with respect to any Borrowing or portion thereof.

“Drawdown Notice” means the notice in the form attached as Schedule "E" hereto.

“Earnings” means, for any Person for any period, Net Income for such Person, but excluding in each case for such Person for such period: (a) any gain or loss recorded in income arising from the sale of capital assets, as determined in accordance with GAAP; (b) any gain or loss recorded in income arising from any write-up or write-down of assets, as determined in accordance with GAAP; (c) any gain or loss recorded in income arising for the acquisition of any securities of such Person, as determined in accordance with GAAP; or (d) any non-cash gain or loss recorded in income from discontinued operations from and after the date of sale or discontinuance of such operations, as determined in accordance with GAAP; or (e) any other non-cash gain or loss arising from items that do or do not have all the characteristics of extraordinary items but which results from transactions or events that are not expected to occur frequently over several years or do not typify normal business activities of such Person, as determined in accordance with GAAP, to the extent that any such gain or loss has been recorded in income and has been disclosed separately in the income statement for such Person or the notes thereto.

“EBITDA” means, for any Person for any period, Earnings of such Person, increased by the sum of: (a) Interest Charges; (b) Income Tax Expense; and (c) Depreciation and Amortization Expenses; (d) the non-controlling interest share of Earnings as stated on any consolidated financial statements of any such Person; (e) the non-controlling interest redemption increment; (f) Acquisition Expenses; and (g) non-cash charges of equity compensations.

“EEA Financial Institution” means (a) any institution established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date of the satisfaction or waiver by the Lead Arranger of all of the Conditions Precedent set out in Section 5.1, being February 17, 2022.

“Eligible Business” means any business to be acquired by the Canadian Borrower or a Subsidiary of the Borrowers which is consistent with the nature of the overall business focus of the Canadian Borrower and its Subsidiaries as a diversified services business group which services may include the sale, installation, or fabrication of products that are ancillary to the services being provided.

“Environmental Laws” means all laws, statutes, codes, ordinances, orders, decrees, rules, regulations, guidelines, standards, judgements, or instruments, in each case having the force of law, of any authority having jurisdiction relating in whole or in part to the environment or its protection.

“Equivalent Amount” means on any date, as the case may be, (a) the amount of Canadian Dollars into which an amount of U.S. Dollars may be converted, (b) the amount of U.S. Dollars into which an amount of Canadian Dollars may be converted, (c) the amount of U.S. Dollars into which an amount of A$ may be converted or (d) the amount of A$ into which an amount of U.S.$ may be converted, at the Canadian Agent’s spot buying rate in Toronto as at the close of business on the Business Day preceding such date.

“Erroneous Payment” has the meaning ascribed to it in Section 13.16(a).

“Erroneous Payment Deficiency Assignment” has the meaning ascribed to it in Section 13.16(d).

“Erroneous Payment Impacted Class” has the meaning ascribed to it in Section 13.16(d).

“Erroneous Payment Return Deficiency” has the meaning ascribed to it in Section 13.16(d).

“Erroneous Payment Subrogation Rights” has the meaning ascribed to it in Section 13.16(d).

“ERISA” has the meaning ascribed to it in Section 8.1(m).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Event” has the meaning ascribed to it in Section 7.5(b).

“Event of Default” has the meaning ascribed to it in Section 9.1.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Guarantor of such Swap Obligation (or any guarantee thereof) is or becomes illegal or unlawful under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission or the SEC (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an eligible contract participant at the time the guarantee of such Guarantor becomes or would become effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee is or becomes illegal.

~~“Existing B/As” means any B/A issued under the Original Credit Agreement prior to the Effective Date with a B/A Maturity Date after the Effective Date.~~

“Existing Letters of Credit” means the following:

U.S. Borrower:

LC No.	Current Amount	CCY	Effective Date	Actual Expiry
[Redacted]	10,000,000.00	USD	18-Dec-20	25-Oct-24
[Redacted]	100,000.00	USD	2-Jun-22	2-Jun-24
[Redacted]	350,000.00	USD	29-Nov-22	29-Nov-23
[Redacted]	1,107,000.00	USD	14-Mar-23	14-Mar-24
[Redacted]	63,648.00	USD	12-Oct-23	12-Oct-24

Canadian Borrower:

LC No.	Current Amount	CCY	Effective Date	Actual Expiry
[Redacted]	311,649.00	USD	~~0~~1-Jun-15	31-Oct-2~~2~~4
[Redacted]	179,067.00	USD	~~0~~1-Jun-15	10-Nov-2~~2~~4
[Redacted]	300,000.00	USD	~~0~~1-Jun-15	10-Nov-2~~2~~4
[Redacted]	600,000.00	USD	~~0~~1-Jun-15	~~0~~1-Jan-2~~2~~4
[Redacted]	350,000.00	USD	27-Jan-16	25-Oct-2~~2~~4
[Redacted]	~~4~~2,~~0~~550,000.00	USD	26-May-16	31-Mar-2~~2~~4
[Redacted]	~~8~~1,409,574~~6~~.00	USD	~~0~~8-Feb-19	25-Oct-2~~2~~4
[Redacted]	162,781.00	USD	~~0~~7-Mar-19	~~0~~1-Mar-2~~2~~4
[Redacted]	~~650~~127,~~000~~554.00	USD	17-Jan-20	~~0~~1-Jan-2~~2~~4
[Redacted]	250,000.00	CAD	29-Sep-20	21-Sep-25
[Redacted]	300,000.00	USD	25-Sep-20	25-Aug-2~~2~~4
~~[Redacted]~~	~~250,000.00~~	~~CAD~~	~~29-Sep-20~~	~~21-Sep-22~~
[Redacted]	1,~~2~~300,000.00	USD	10-Jun-21	10-Jun-2~~2~~4
~~[Redacted]~~	~~8,000,000.00~~	~~USD~~	~~18-Dec-20~~	~~25-Oct-22~~

“Facilities” means, collectively, the Revolving Facilities and the Swingline Facilities.

“FATCA” means, Sections 1471 through 1474 of the Code, as of the date of this Agreement and any regulations or official interpretations thereof.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to (a) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or (b) if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the applicable U.S. Base Rate Reference Bank from three federal funds brokers of recognized standing selected by it.

“Fees Arrangement” means all documents, letters, and agreements related to fees which are signed by one or both Borrowers and delivered to the Canadian Agent, including, without limitation, the fee letter delivered in connection with this Agreement.

“Financial Contract Obligations” means all obligations, present and future, direct or indirect, contingent or absolute, of a Borrower and/or its Subsidiaries in respect of, in each case determined on a “marked to market” basis on the date of determining the amount of such obligations,:

(a)	a currency or interest rate swap agreement;

(b)	a swap, future, forward or other foreign exchange agreement;

(c)	a forward rate agreement;

(d)	any derivative, combination or option in respect of, or agreement similar to, an agreement or contract referred to in paragraphs (a) to (c);

(e)	any master agreement in respect of any agreement or contract referred to in paragraphs (a) to (c);

(f)	a guarantee of the liabilities under an agreement or contract referred to in paragraphs (a) to (c); or

(g)	an equity hedge agreement.

“First ARCA Amendment” has the meaning ascribed thereto in the recitals.

“Fiscal Year” means a fiscal year of the Canadian Borrower; currently the Fiscal Year ends on December 31.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to Adjusted Term SOFR ~~or the~~, Adjusted Daily Simple SOFR, Adjusted Term CORRA or Adjusted Daily Compounded CORRA, as applicable. For the avoidance of doubt, the initial Floor for each Adjusted Term SOFR ~~or the~~Loan, Adjusted Daily Simple SOFR Loan, Adjusted Term CORRA Loan or Adjusted Daily Compounded CORRA Loan shall be 0.00% per annum.

“GAAP” means generally accepted accounting principles applied in the United States.

“Governmental Authority” means any federal, state, provincial, municipal, foreign or other governmental department, agency, commission, board, bureau, court, tribunal, instrumentality, political subdivision, authority, corporation or body, regulatory or self-regulatory organization or other entity or officer exercising executive, legislative, judicial, statutory, regulatory or administrative functions for or pertaining to any government or court (including any supranational bodies such as the European Union), in each case whether it is or is not associated with Australia, Canada, the Netherlands, the United Kingdom, the United States or any state, province, district or territory thereof, or any other foreign entity or government.

“Guarantee” means a guarantee of the Obligations of the Borrowers hereunder, which may be granted by a Guarantor by (a) executing one or more guarantee agreements (governed by the Applicable Law of a Reliable Jurisdiction) in form and substance satisfactory to the Agents, or (b) executing (with regard to future Guarantors) a new guarantee agreement or an adhesion agreement, substantially in the form attached to such guarantee agreement, to be delivered by each Guarantor (other than the Unrestricted Entities).

“Guarantors” means:

(a)	all present and future:

(i)	Borrowers (of other Borrower's obligations);

(ii)	parents (if any) of Borrowers;

(iii)	Wholly-Owned Subsidiaries who are Material Subsidiaries in Reliable Jurisdictions;

(iv)	Wholly-Owned Subsidiaries who are parent entities (in Reliable Jurisdictions) of each Material Subsidiary, which is not an Unrestricted Entity, (whether or not such Material Subsidiary is a Wholly-Owned Subsidiary); and

(v)	Wholly-Owned Subsidiaries, each of which is the immediate top holding company in a Reliable Jurisdiction, provided that the EBITDA for all the Subsidiaries (on a cumulative basis) in such Reliable Jurisdiction is equal to or greater than 2% of Consolidated EBITDA in any Fiscal Year; and

(b)	any other Person who has provided a guarantee of Borrower’s obligations hereunder in favour of the Agent or the Lenders.

“Hazardous Material” means any substance, waste, solid, liquid, or gaseous matter, petroleum or petroleum derived substance, micro-organism, sound, vibration, ray, heat, odour, radiation, energy vector, plasma, organic or inorganic matter, whether animate or inanimate, transient reaction intermediate or any combination of the foregoing deemed hazardous, hazardous waste, solid waste, or pollutant, a deleterious substance, or a contaminant under any Environmental Law.

“Immaterial Subsidiary” means any Subsidiary that is not a Material Subsidiary or a Guarantor.

“Income Tax Expense” means, for any period, the aggregate of all Taxes (including deferred Taxes) based on the income of a Person for such period, determined in accordance with GAAP.

“Indemnified Party” has the meaning ascribed to it in Section 11.1(d).

“Intercreditor Agreement” means the intercreditor agreement among, inter alios, the Original Lenders, the Agents, the lenders under the Private Placements and the collateral agent to the lenders under the Private Placements dated as of June 1, 2015, as amended supplemented or modified from time to time.

“Interest Charges” means for any period, the total of all items properly classified as interest expense for a Person for such period, less the amount of any interest income, both determined in accordance with GAAP.

“Interest Coverage Ratio” means, in respect of any period, the quotient obtained by dividing (a) Consolidated EBITDA for such period by (b) the sum of Consolidated (for the Canadian Borrower and its Subsidiaries) Interest Charges for such period.

“Interest Election Request” means a request by the Canadian Borrower, substantially in the form of Exhibit “L”, to convert or continue a CORRA Loan in accordance with Section 4.7.

“Interest Payment Date” means (a) in respect of a Prime Rate Loan, a U.S. Prime Rate Loan or a U.S. Base Rate Loan and Article 12, the fifth (5th) Business Day of each Quarter and (b) in respect of a SOFR Loan or a CORRA Loan, the last day of the applicable Interest Period and, where any Interest Period or the last Business Day of such Interest Period is longer than three (3) months, the last Business Day of each successive three (3) month period during such Interest Period.

“Interest Period” means~~,~~ :

(A)        in respect of each Term SOFR Loan, a period of one (1), three (3) or six (6) months (or such other Non-Standard Interest Period), or such shorter period as may be selected by the Borrower in the Drawdown Notice or the Conversion Notice, as applicable, and agreed to by all of the Lenders (in each case, subject to the availability thereof), with respect to such Term SOFR Loan; provided that (a) the Interest Period shall commence on the date of an Advance of or a Conversion to a Term SOFR Loan and, in the case of immediately successive Interest Periods, each successive Interest Period shall commence on the date on which the immediately preceding Interest Period expires; (b) if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; provided, that if any Interest Period with respect to a Term SOFR Loan would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the immediately preceding Business Day; (c) any Interest Period with respect to a Term SOFR Loan that begins on the last Business Day of a calendar month (or on a day for which there is not numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the relevant calendar month at the end of such Interest Period; (d) no Interest Period shall extend beyond the Revolving Facilities Maturity Date; and (e) no tenor that has been removed from this definition pursuant to Section 7.1 shall be available for specification in such interest election~~.~~; or

(B)        (a) with respect to each Term CORRA Loan, the initial period (subject to availability) of one (1) or three (3) months (or such other Non-Standard Interest Period) commencing on and including the date specified in the Drawdown Notice or Interest Election Request is made, or the Rollover Date, as the case may be, applicable to such Term CORRA Loan and ending on and excluding the last day of such initial period, and thereafter, each successive period (subject to availability) of approximately one (1) or three (3) months (or such other Non-Standard Interest Period) as selected by the Canadian Borrower and notified to the Canadian Agent in writing commencing on and including the last day of the prior Interest Period; and (b) with respect to each Daily Compounded CORRA Loan, the initial period (subject to availability) of approximately one (1) month (or such other Non-Standard Interest Period) commencing on and including the date on which a Drawdown Notice or Interest Election Request is made, or the Rollover Date, as the case may be, applicable to such Daily Compounded CORRA Loan and ending on and excluding the last day of such initial period, and thereafter, each successive period (subject to availability) of approximately one (1) month (or such other Non-Standard Interest Period) commencing on and including the last day of the prior Interest Period; provided however that:

(i)        in the case of the Rollover, the last day of each Interest Period shall also be the first day of the next Interest Period;

(ii)       the last day of each Interest Period shall be a Business Day and if not, the Canadian Borrower shall be deemed to have selected an Interest Period the last day of which is the first Business Day following the last day of the Interest Period selected by the Canadian Borrower, unless such first Business Day is in a succeeding calendar month, in which case, the last day of such Interest Period shall be the immediately preceding Business Day; and

(iii)        notwithstanding any of the foregoing, the last day of each Interest Period shall be on or before the Revolving Facilities Maturity Date.

“Issuing Bank” means, in the case of Letters of Credit issued under the Canadian Revolving Facility, a Canadian Lender which issues Letters of Credit hereunder and, in the case of Letters of Credit issued under the U.S. Revolving Facility, a U.S. Lender which issues Letters of Credit hereunder. As of the Effective Date, the Issuing Bank for Letters of Credit issued under the Canadian Revolving Facility is The Toronto-Dominion Bank and the Issuing Bank for Letters of Credit issued under the U.S. Revolving Facility is JPMorgan Chase Bank, N.A. (who shall issue Letters of Credit up to a maximum of U.S. $6,000,000, unless such other amount is agreed to between U.S. Borrower and JPMorgan Chase Bank, N.A.), The Toronto-Dominion Bank, New York Branch or Bank of America, N.A. (who shall issue Letters of Credit up to a maximum of U.S. $5,000,000, unless such other amount is agreed to between U.S. Borrower and Bank of America, N.A.) for Standby Letters of Credit and The Toronto-Dominion Bank for Trade Letters of Credit.

“Lenders” means the Canadian Lenders and the U.S. Lenders and their respective successors and assigns. “Lender” means any Canadian Lender or U.S. Lender, as the case may be.

“Lenders’ Counsel” means Norton Rose Fulbright Canada LLP or any other firm of solicitors selected by the Majority Lenders.

“Letter of Credit” means a Standby Letter of Credit or a Trade Letter of Credit issued by an Issuing Bank at the request of a Borrower in an amount not to exceed the unused portion of the applicable Revolving Facility.

“Letter of Credit Fee” means a quarterly fee payable in arrears on the fifth (5th) Business Day after each Quarter based on the Applicable Margin for Letter of Credit Fees and equivalent to annual returns on each Lender’s Participation in the average daily balance of the face amount of Letters of Credit outstanding on or after the Effective Date and as set forth in the definition of Applicable Margin. The Letter of Credit Fee will be calculated for the number of days in the term of the applicable Letter of Credit and based on a year of 365/366 days.

“Lien” means with respect to the property or assets of any Person, a mortgage, pledge, hypothecation, encumbrance, lien (statutory or other), charge or other security interest of any kind in or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement, and any financing lease under which such Person is lessee having substantially the same economic effect as any of the foregoing).

“Loan Documents” means this Agreement; each Guarantee; each ~~Discount Note; each~~ Letter of Credit; ~~each Bankers’ Acceptance;~~ each promissory note in favour of a Lender; compliance certificate; each Permitted Hedging Agreement; subordination agreement; and each other document, instrument, certificate, notice, report or agreement (other than this Agreement) now or hereafter delivered by or on behalf of a Borrower or Guarantor to an Agent, an Issuing Bank or a Lender in connection with any transactions relating hereto (including, without limitation, under Banking Services). Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to this Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

“Loans” means collectively, that portion of any Borrowing outstanding from time to time by way of SOFR Loans, ~~Bankers’ Acceptances~~CORRA Loans, Prime Rate Loans, U.S. Base Rate Loans, U.S. Prime Rate Loans or, as the context may require, all Loans outstanding at any time. “Loan” means, at any time, any SOFR Loan, CORRA Loan, Prime Rate Loan, U.S. Base Rate Loan or U.S. Prime Rate Loan, as the case may be.

“Majority Lenders” means Lenders having at least 51% of the Total Commitments or, if the Commitments have terminated, of total Borrowings outstanding at such time; provided, however, that for so long as any Lender shall be a Defaulting Lender, the term “Majority Lenders” shall mean Lenders (excluding such Defaulting Lender) having Commitments representing at least 51% of the aggregate Commitments (excluding the Commitments of each Defaulting Lender) at such time.

“Material Subsidiary” means any Subsidiary of the Borrowers that generates equal to or greater than 2% of Consolidated EBITDA in any Fiscal Year.

“Maximum Rate” has the meaning ascribed thereto in Section 16.8(d).

“Net Income” means, for any Person for any period, the Net Income (loss) after tax of such Person for such period, determined in accordance with GAAP.

“Non-Standard Interest Period” means, (i) with respect to a CORRA Loan, an Interest Period which is for a term other than one (1) or three (3) months and which CORRA Loan shall bear interest at the CORRA Interpolated Rate or (ii) with respect to a SOFR Loan, an Interest Period which is for a term other than one (1), three (3) or six (6) months and which SOFR Loan shall bear interest at the SOFR Interpolated Rate.

~~“Net Proceeds” in respect of any Bankers’ Acceptance, means the amount obtained by applying the BA Discount Rate to the Principal Amount of such Bankers’ Acceptance.~~

~~“Non BA Lender” means a Canadian Lender that cannot or does not as a matter of policy accept bankers’ acceptances.~~

“Normalizing Adjustments” has the meaning ascribed to it in the definition of “Total Debt/Consolidated EBITDA Ratio”.

“Note Purchase Agreement” means the Amended and Restated Note and Guarantee Agreement dated as of June 1, 2015 among the Canadian Borrower and the purchasers listed therein with respect to U.S. $150,000,000 Amended and Restated Guaranteed Senior Secured Notes due January 16, 2025, as amended from time to time.

“Obligations” means, collectively, all indebtedness, liabilities, guarantees and other obligations of the Borrowers and the Guarantors to the Lenders, the Agents, the Issuing Banks or any of them hereunder (including any amendments or supplements hereto), under Permitted Hedging Agreements, under Banking Services, under any other Loan Document (including any amendments or supplements thereto) and under any other document (including any amendments or supplements thereto) delivered pursuant to this Agreement, whether actual or contingent, direct or indirect, matured or not, now existing or arising hereafter.

“Original Currency” has the meaning ascribed thereto in Section 15.3(a).

“Original Credit Agreement” has the meaning ascribed thereto in the recitals.

“Original Credit Parties” has the meaning ascribed thereto in the recitals.

“Original Lenders” has the meaning ascribed thereto in the recitals.

“Participation” of a Lender means that Lender’s pro rata share of the Commitments as indicated on Schedule “H”.

“Patriot Act” has the meaning ascribed thereto in Section 16.9.

“Payment Recipient” has the meaning ascribed to it in Section 13.16(a).

“Periodic Term CORRA Determination Day” has the meaning ascribed to it in the definition of “Term CORRA”.

“Permitted Debt Issuances” has the meaning ascribed to it in Section 8.3(b)(x).

“Permitted Encumbrances” means:

(a)	Liens incurred and pledges and deposits made in connection with workers’ compensation, employment insurance, old age pensions and similar legislation (other than ERISA and Canadian pension legislation);

(b)	Liens securing the performance of bids, tenders, leases, contracts (other than for the repayment of borrowed money), and statutory obligations of like nature, incurred as an incident to and in the ordinary course of business;

(c)	statutory Liens of landlords, undetermined or inchoate Liens and other Liens imposed by law, such as carriers’, warehousemens’, mechanics’, construction and materialmen’s Liens, incurred in good faith in the ordinary course of business provided that the aggregate amount of any carriers’, warehousemens’, mechanics’, construction or materialmens’ Liens shall at no time exceed an aggregate amount of U.S. $5,000,000 or the Equivalent Amount thereof in Cdn.$ and the amount thereof shall be paid when same shall become due;

(d)	Liens securing the payment of Taxes, assessments and governmental charges or levies, either (i) not delinquent or (ii) being contested in good faith by appropriate proceedings;

(e)	permits, right of way, zoning restrictions, easements, licenses, reservations, restrictions on the use of real property or minor irregularities or minor title defects incidental thereto which do not in the aggregate materially detract from the value of the property or assets of a Borrower or any of its Subsidiaries or materially impair the operation of the business of a Borrower or any of its Subsidiaries;

(f)	Liens arising out of the leasing of personal property by it or any of its Subsidiaries in the ordinary course of business up to an amount not exceeding in the aggregate U.S. $40,000,000 for all Borrowers and their Subsidiaries or the Equivalent Amount thereof in Cdn.$;

(g)	Liens incurred in the ordinary course of business for the purposes of securing the payment of any purchase price balance or the refinancing of any purchase price balances not greater than in the aggregate U.S. $50,000,000 or the Equivalent Amount in Cdn.$ of any assets (other than current assets) acquired by a Borrower or any of its Subsidiaries provided that any such Liens are restricted to the assets so acquired (“Permitted VTBS”);

(h)	reservations, conditions, limitations and exceptions contained in or implied by statute in the original disposition from the Crown and grants made by the Crown of interests so reserved or accepted;

(i)	security given in the ordinary course of business by a Borrower, or any of its Subsidiaries to a public utility or any municipality or governmental or public authority in connection with operations of a Borrower, or any of its Subsidiaries, (other than in connection with borrowed money) securing not more than an aggregate amount equal to U.S. $5,000,000 for all Borrowers and their Subsidiaries or the Equivalent Amount thereof in Cdn.$;

(j)	liens in respect of Permitted Intercompany Loans;

(k)	liens in respect of Permitted Secured Loans;

(l)	liens to secure the obligations under the Private Placements (but, for greater certainty, not in respect of any extension or refinancing thereof);

(m)	purchase money security interests placed upon fixed assets to secure a portion of the purchase price thereof; provided that any such lien shall not encumber any property of the Canadian Borrower and/or its Subsidiaries except the purchased asset; and

(n)	the encumbrances described on Schedule “J”.

“Permitted Hedging Agreements” means one or more non speculative (a) interest rate, (b) currency hedge, and/or (c) equity hedge agreements entered into between a Borrower and a Lender (or any of its Affiliates) from time to time.

“Permitted Intercompany Loans” has the meaning ascribed to it in Section 8.3(b)(iv).

“Permitted Secured Loans” has the meaning ascribed to it in Section 8.3(b)(ix).

“Permitted VTBS” has the meaning ascribed to it in the definition of Permitted Encumbrances.

“Person” means any individual, firm, company, corporation, unlimited liability company, limited liability company, entity, joint venture, joint stock company, trust, unincorporated organization, government or state entity or any association or a partnership (whether or not having separate legal personality) of two or more of the foregoing.

~~“Prepaid Bankers’ Acceptances” has the meaning ascribed to it in Section 7.5(c).~~

“Prime Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of three hundred and sixty-five 365 or 366 days as the case may be, equal to the greater of (a) the rate of interest per annum established and reported by the Canadian Agent to the Bank of Canada for such day as the variable rate of interest per annum for the determination of interest rates that the Canadian Agent charges to its customers of varying degrees of creditworthiness for Canadian Dollar loans made by it in Canada and which it refers to as its “Prime Rate” and (b) ~~the rate of~~Adjusted Term CORRA for an interest ~~per annum equal to the average~~period of one (1) month~~’s Banker’s Acceptance rates expressed as annual yield rates as quoted on Reuter Service CDOR Page determined as of 10:00 am Toronto Time on that~~in effect on such day plus ~~1~~1.00% ~~per annum~~. If the Prime Rate as determined above results in a number below zero, the Prime Rate will be deemed to ~~be zero~~the Floor.

“Prime Rate Loans” means the Loans, or portion of them, made available by the Canadian Lenders to the Canadian Borrower outstanding from time to time which are drawn down in Canadian Dollars and in respect of which interest is payable in accordance with Section 4.3.

“Prime Rate Margin” means in respect of a Prime Rate Loan, or portion thereof outstanding on or after the Effective Date, the Prime Rate Margin set forth in the definition of Applicable Margin.

“Principal Amount” means (a) for a ~~Bankers’ Acceptance or a~~ Letter of Credit, the face amount thereof and (b) for a Loan, the principal amount thereof.

“Private Placements” means the private placements of debt described in the Note Purchase Agreement.

“Proceeds of Crime Act” has the meaning ascribed thereto in Section 5.1(f).

“Process Agent” has the meaning ascribed thereto in Section 15.2.

“QFC” has the meaning ascribed to it in Section 16.12(b)(D).

“QFC Credit Support” has the meaning ascribed to it in Section 16.12.

“Quarter” means a fiscal quarter of any Fiscal Year.

“Rate Flip” has the meaning assigned to such term in Section 2.6(a).

“Rate Flip Date” has the meaning assigned to such term in Section 2.6(a).

“Rate Flip Request” means a request by the Canadian Borrower, substantially in the form of Exhibit “F”, to request a Rate Flip, in accordance with Section 2.6(a).

“Related Party” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System of the United States or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System of the United States or the Federal Reserve Bank of New York, or any successor thereto.

“Reliable Jurisdiction” means a country (a) with a reliable enforcement regime, and (b) where the burden or cost of obtaining guarantees does not outweigh the benefits afforded thereby, as reasonably determined by the Agent.

“Repayment Date” means a day, other than the Revolving Facilities Maturity Date, on which a Borrower repays all or part of a Loan pursuant to Section 2.2, as identified and set forth on Schedule “B”.

“Revolving Facilities” means, collectively, the Canadian Revolving Facility and the U.S. Revolving Facility.

“Revolving Facilities Maturity Date” means February 17, 2027.

“Rollover” means, with respect to any Term CORRA Loan or Daily Compounded CORRA Loan, the continuation of all or a portion of such Loan (subject to the terms and conditions hereof) for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto.

“Rollover Date” means the date of commencement of a new Interest Period applicable to a Term CORRA Loan or a Daily Compounded CORRA Loan.

“Sanctioned Country” means, at any time, a country, territory or region which is itself the subject or target of any Sanctions (which, at the time of this Agreement, includes, without limitation, Cuba (which, for greater certainty, is not a Sanctioned Country with respect to Canada and Canadian Borrower or any Guarantor domiciled and resident in Canada), Iran, North Korea, Sudan, Syria and Crimea).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the Government of Canada, the Government of any province or territory of Canada or by the United Nations Security Council, the European Union or any EU member state (including Her Majesty’s Treasury of the United Kingdom), (b) any Person operating, organized or resident in a Sanctioned Country, or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) and (b).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) the United Nations Security Council, the European Union, any European Union Member State or Her Majesty’s Treasury of the United Kingdom, or (c) the Government of Canada.

“Secondary Rate Flip” has the meaning assigned to such term in Section 2.6(e).

“Second Currency” has the meaning ascribed thereto in Section 15.3(a).

“Shareholders’ Agreements” means the shareholders’ agreements, limited liability/operating/company agreements and/or partnership agreements (or like agreements) for the Borrowers and each of their Subsidiaries and any such additional shareholders’ agreement, limited liability/operating/company agreement and/or partnership agreement (or like agreement) entered into at the time of the acquisition of an Acquisition Entity.

“SOFR” means a rate per annum equal to the secured overnight financing rate as administered by the SOFR Administrator and published by it on the SOFR Administrator’s Website.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“SOFR Determination Date” has the meaning specified in the definition of “Daily Simple SOFR”.

“SOFR Interpolated Rate” means, for any SOFR Loan for a Non-Standard Interest Period, the rate per annum determined by the Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) Adjusted Term SOFR for the longest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term SOFR is available that is shorter than the Non-Standard Interest Period of such SOFR Loan and (b) Adjusted Term SOFR for the shortest Interest Period that is not a Non-Standard Interest Period for which Term SOFR is available that exceeds the Non-Standard Interest Period of such SOFR Loan, at such time; provided that when determining the SOFR Interpolated Rate for a Non-Standard Interest Period which is less than one (1) month, the rate for the purposes of clause (a) above shall be deemed to be Adjusted Term SOFR for an Interest Period of one (1) month’s duration.

“SOFR Loan” means a Loan that bears interest at a rate based on Adjusted Term SOFR or Adjusted Daily Simple SOFR, as applicable, other than pursuant to clause (c) of the definition of “U.S. Base Rate”.

"SOFR Margin" means, in respect of a SOFR Loan, or portion thereof outstanding on or after the Effective Date, the SOFR Margin described in the definition of Applicable Margin.

“SOFR Rate Day” has the meaning specified in the definition of “Daily Simple SOFR”.

“Standby Letter of Credit” means a standby letter of credit issued by any Issuing Bank pursuant to Section 2.11 or a letter of guarantee issued by an Issuing Bank which is a Canadian Lender.

“Subsidiary” of any Person means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or of others performing similar functions are directly or indirectly owned or controlled by such Person.

“Supported QFC” has the meaning ascribed to it in Section 16.12.

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act or any rules or regulations promulgated thereunder.

“Swingline Facilities” means, collectively, the Canadian Swingline Facility and the U.S. Swingline Facility.

“Swingline Lenders” means the Canadian Swingline Lenders and the U.S. Swingline Lenders and their respective successors and assigns. “Swingline Lender” means any Canadian Swingline Lender or U.S. Swingline Lender, as the case may be.

“Tax” includes all present and future taxes, levies, imposts, stamp taxes, duties, withholdings and all penalty, interest and other payments on or in respect thereof.

"Term CORRA” means, for any calculation with respect to a Term CORRA Loan, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00 p.m. (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Canadian Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term CORRA Determination Day.

“Term CORRA Adjustment” means with respect to Term CORRA, for an Interest Period of a duration of (a) one-month, a percentage equal to 0.29547% per annum, and (b) three-months, a percentage equal to 0.32138% per annum.

“Term CORRA Administrator” means Candeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator.

“Term CORRA Borrowing” means a Borrowing comprised of Term CORRA Loans.

“Term CORRA Loan” means a Loan made pursuant to Section 2.1 that bears interest at a rate based on Adjusted Term CORRA.

“Term CORRA Reference Rate” means the forward-looking term rate based on CORRA.

“Term SOFR” means, for any Interest Period for a SOFR Loan, the Term SOFR Reference Rate (rounded upward to the nearest fifth decimal place, if necessary) for a tenor comparable to the applicable Interest Period on the day (the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day.

“Term SOFR Adjustment” means, with respect to Term SOFR, ..10% (10 basis points) for an Interest Period of one-month’s duration, .10% (10 basis points) for an Interest Period of three-month’s duration, and .10% (10 basis points) for an Interest Period of six-months’ duration.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Agent in its discretion, acting reasonably).

“Term SOFR Determination Day” has the meaning assigned to it under the definition of Term SOFR.

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Total Canadian Revolving Commitments” means U.S. $650,000,000 and includes the Canadian Revolving Facility Commitment and the Canadian Swingline Commitment, subject to any increase in accordance with Section 2.14.

“Total Commitments” means the aggregate for all Facilities from time to time of the Lenders’ Commitments from time to time to a maximum aggregate amount of U.S. $1,000,000,000, subject to any increase in accordance with Section 2.14.

“Total Debt” shall include, without duplication, the obligations under this Agreement, obligations in respect of the Private Placements, Permitted Secured Loans, Permitted Debt Issuances, Financial Contract Obligations, guaranteed obligations, capital leases, vendor-take-back financing, subordinated debt, reimbursement obligations with respect to letters of credit and any other interest bearing obligations of the Canadian Borrower and its Subsidiaries on a Consolidated basis excluding the Unrestricted Entities but otherwise determined in accordance with GAAP after deduction of cash-on-hand plus the aggregate of all Cash Amounts.

“Total Debt/Consolidated EBITDA Ratio” means, at any time, the quotient obtained by dividing (a) Total Debt (as numerator) by (b) Consolidated EBITDA (as denominator), for the purpose of this ratio, calculated on the basis of the immediately preceding four consecutive Quarters so as to include all Persons that have become Subsidiaries during the relevant periods in a manner permitted by the terms of this Agreement, with EBITDA from Acquisition Entities to be included in the calculations by using the trailing 12 month EBITDA for the Acquisition Entity or entities and so as to exclude the EBITDA of a former Subsidiary that ceased being a Subsidiary during the previous four Quarters; In addition, the Consolidated EBITDA may be adjusted to include a full year impact of the cost savings in respect of any such Acquisition Entity which are readily identifiable and can be immediately implemented, such as elimination of salaries for redundant employees and elimination of various administrative functions which will, in the reasonable opinion of the Canadian Borrower, become unnecessary or otherwise performed more cost effectively (such cost savings being collectively “Normalizing Adjustments”); provided that such adjustments shall only be made if (i) the Canadian Borrower has provided to the Canadian Agent details of such Normalizing Adjustments following the completion of the acquisition of such Acquisition Entity, and (ii) the Canadian Agent has not provided written notice to the Canadian Borrower within 15 Business Days of the receipt by the Canadian Agent of such details that the Majority Lenders do not so consent to the Normalizing Adjustments.

“Total Revolving Commitments” means the aggregate of the Total Canadian Revolving Commitments and the Total U.S. Revolving Commitments.

“Total U.S. Revolving Commitments” means U.S.$350,000,000 and includes the U.S. Revolving Facility Commitment and the U.S. Swingline Commitment, subject to any increase in accordance with Section 2.14.

“Trade Letter of Credit” means a trade letter of credit or letter of guarantee acceptable to the Majority Lenders, acting reasonably, issued by an Issuing Bank pursuant to Section 2.11.

“Transfer Certificate” means a certificate substantially in the form set out in Schedule “C” signed by a Lender and a Transferee.

“Transferee” means a Canadian Assignee, a U.S. Assignee or any other transferee to which a Lender seeks to assign or transfer all or part of such Lender’s rights and obligations hereunder in accordance with Article 14.

“Type” means, with respect to any Loan, a Prime Rate Loan, a U.S. Base Rate Loan, a U.S. Prime Rate Loan ~~or~~, a SOFR Loan or a CORRA Loan and otherwise, with respect to any Borrowing or portion thereof, ~~Bankers’ Acceptances~~ or Letters of Credit.

"Unadjusted Benchmark Replacement" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unrestricted Entities” means Eligible Businesses in which a Borrower or any Subsidiary has invested (whether or not such entity is controlled by a Borrower or any Subsidiary) having an aggregate initial investment value to the Borrowers and their Subsidiaries (determined at the time of each such investment, including at the time of any subsequent investments in any particular entity in which the Borrower or any of its Subsidiaries already has an interest) not exceeding U.S. $75,000,000. Schedule “A” lists the Unrestricted Entities as of the date of this Agreement.

“U.S. Agent” means Toronto Dominion (Texas) LLC and its successors and assigns duly appointed in accordance with Section 13.6.

“U.S. Assignee” has the meaning ascribed to it in Section 14.3(a).

“U.S. Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on United States Dollar demand loans made by the Agent in Canada in effect on such day, (b) the Federal Funds Rate in effect on such day plus 1.00%, and (c) Adjusted Term SOFR for a one-month tenor in effect for such day plus 1.00%; provided that to the extent such highest rate as calculated above shall, at any time, be less than the Floor, such rate shall be deemed to be Floor for all purposes herein.

“U.S. Base Rate Loans” mean Loans, or any portion thereof, made available by the Canadian Lenders to the Canadian Borrower outstanding from time to time which are drawdown in U.S. Dollars and in respect of which interest is payable in accordance with Section 4.2.

“U.S. Base Rate Margin” means, in respect of a U.S. Base Rate Loan, or portion thereof outstanding on or after the Effective Date, the U.S. Base Rate Margin described in the definition of Applicable Margin.

“U.S. Borrower” means FirstService (USA), Inc.

“U.S. Dollars” means the lawful money of the United States of America and “U.S.$” or “$” or “Dollars” has a corresponding meaning.

“U.S. Facilities” means the U.S. Revolving Facility and the U.S. Swingline Facility.

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Lenders” means the Lenders identified as U.S. Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to the U.S. Borrower under the U.S. Facilities.

“U.S. Prime Rate” means for any particular day the variable rate of interest per annum calculated on the basis of a year of 360 days equal to the greater of (a) the rate publicly announced from time to time by the U.S. Agent as its prime lending rate and (b) the sum of the Federal Funds Rate in effect plus one percent (1%) per annum. This rate of interest is determined from time to time by the U.S. Agent as a means of pricing U.S. Dollar loans to customers in the U.S. If the U.S. Prime Rate as determined above results in a number below zero, the U.S. Prime Rate will be deemed to be zero.

“U.S. Prime Rate Loan” means Loans, or any portion thereof, made available by the U.S. Lenders to the U.S. Borrower outstanding from time to time which are drawndown in U.S. Dollars and in respect of which interest is payable in accordance with Section 4.4.

“U.S. Prime Rate Margin” means in respect of a U.S. Prime Rate Loan, or portion thereof outstanding on or after the Effective Date, the U.S. Prime Rate Margin described in the definition of Applicable Margin.

“U.S. Revolving Facility” means Commitments of the U.S. Lenders to make Advances to the U.S. Borrower in accordance with Section 2.2(c) and such Advances so made.

“U.S. Revolving Facility Commitment” means Commitments of the U.S. Lenders to make Advances to the U.S. Borrower of up to U.S. $350,000,000 which may be increased or decreased as the result of a reallocation made in accordance with Section 6.5; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Revolving Commitments at any time.

“U.S. Special Resolution Regimes” has the meaning ascribed to it in Section 16.12.

“U.S. Swingline Commitment” means the Commitment of the U.S. Swingline Lender to make Advances to the U.S. Borrower of up to U.S. $15,000,000 which Commitment constitutes a sub-commitment of the Total U.S. Revolving Commitments of JPMorgan Chase Bank, N.A., or such other U.S. Lender as the U.S. Borrower and the U.S. Agent may agree; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Revolving Commitments at any time.

“U.S. Swingline Facility” means Commitments of the U.S. Swingline Lender to make Advances to the U.S. Borrower in accordance with Section 2.2(d) and such Advances so made.

“U.S. Swingline Lender” means JPMorgan Chase Bank, N.A. and its successors and assigns.

“Violation Notice” means any notice received by a Borrower or any of its Subsidiaries from any governmental or regulatory body or agency under any Environmental Law that such Borrower or any of its Subsidiaries is in non-compliance with the requirements of any Environmental Law.

“Wholly-Owned Subsidiary” means any corporation or other entity of which 100% of the securities or other ownership interests are owned directly or indirectly by a Borrower.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

1.2	References

Any reference made in this Agreement to:

(a)	Any of the “Canadian Agent”, the “U.S. Agent”, the “Lenders” or a “Lender” shall so be construed as to include its or their respective successors and permitted assigns.

(b)	A time of day is, unless otherwise stated, a reference to Toronto time.

(c)	Sections, Articles or Schedules is, unless otherwise indicated, to Sections and Articles of this Agreement and to Schedules to this Agreement, as the case may be. The provisions of each Schedule shall constitute provisions of this Agreement as though repeated at length herein.

(d)	A “month” is a reference to a period starting on one day in a calendar month to but excluding the numerically corresponding day in the next calendar month except that, where any such period would otherwise end on a day other than a Business Day, it shall end on the next Business Day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the next preceding Business Day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that later month (and references to “months” (other than “calendar months”) shall be construed accordingly).

1.3	Interpretation

In this Agreement:

(a)	the singular includes the plural and vice versa;

(b)	“in writing” or “written” includes printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception, including telex, telecopy and telegraph and, as between an Agent and the Lenders (but only when so directed by an Agent), Refinitiv or equivalent means of communication;

(c)	any document (including this Agreement), notice, note, bill of exchange or other instrument shall be considered to have been validly signed or executed, if it has been signed by either an original signature or a facsimile or other form of electronic signature (including execution via authenticated electronic signature platform DocuSign) or stamp affixed by an Authorized Signatory, provided that any promissory notes required by a Lender and the bills of exchange or depository notes to be deposited pursuant to Section 2.6 shall be considered to be validly signed or executed only if signed by an original signature of an Authorized Signatory; and

(d)	all calculations of interest under this Agreement are to be made on the basis of the stated rates set out herein and not on the basis of the effective yearly rates determined on any basis which gives effect to the principle of deemed reinvestment.

(e)	Unless otherwise expressly provided herein, (i) references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement, and (ii) references to any statute or regulation are to be construed as including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting the statute or regulation. In addition, (x) the Dodd–Frank Wall Street Reform and Consumer Protection Act (Pub.L. 111-203, H.R. 4173), all laws in respect thereto, all interpretations and applications thereof and any compliance by a Lender with any request or directive relating thereto and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, for the purposes of this Agreement, be deemed to be adopted subsequent to the date hereof.

1.4	Headings and Table of Contents

The headings, the table of contents, the Articles and the Sections are inserted for convenience only and are to be ignored in construing this Agreement.

1.5	Accounting Terms

(a)	All accounting terms (not defined in this Agreement) shall be interpreted, all accounting determinations shall be made, and all financial statements shall be prepared, in accordance with GAAP as at December 31, 2018. In the event that any “Accounting Changes” (as defined below) shall occur and such change results in a change in the method of calculation of financial covenants, standards or terms in this Agreement, then at the Canadian Borrower’s request:

(i)	the Agent and the Lenders shall enter into negotiations with the Canadian Borrower, to be conducted reasonably and in good faith by all parties, in order to amend such provisions of this Agreement so as to reflect equitably such Accounting Changes with the desired result that the criteria for evaluating the financial condition of the Borrowers and Guarantors shall be the same after such Accounting Changes as if such Accounting Changes had not been made. Until such time as such an amendment shall have been executed and delivered by the Borrower and Guarantor, the Agent and the Majority Lenders, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred; or

(ii)	all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred, and the Canadian Borrower will continue to provide all financial information and calculations to enable this to continue together with reconciliations to the public financial statements and information prepared in accordance with the Accounting Changes;

(b)	“Accounting Changes” refers to changes in accounting principles (i) required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board or the American Institute of Certified Public Accountants or, if applicable, the SEC or (ii) otherwise proposed by the Canadian Borrower to, and approved by, Majority Lenders.

1.6	Interest Rates; Benchmark Notification

(a)       The interest rate on a Loan denominated in Dollars may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event, Section 7.1 provides a mechanism for determining an alternative rate of interest. The Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, (a) the continuation of, the administration of, submission of, calculation of, performance of or any other matter related to any interest rate used in this Agreement (including, without limitation, the U.S. Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR) or any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative or successor rate thereto, or replacement rate thereof (including any Benchmark Replacement), including without limitation, whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, or have the same value or economic equivalence of as the existing interest rate (or any component thereof) being replaced or have the same volume or liquidity as did any existing interest rate (or any component thereof) prior to its discontinuance or unavailability. The Agent and its affiliates and/or other related entities may engage in transactions unrelated to this Agreement, that may affect the calculation of any interest rate (or component thereof) used in this Agreement or any alternative, successor or alternative rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Agent may select information sources or services in its reasonable discretion to ascertain any interest rate used in this Agreement, any component thereof, or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

(b)       The Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Prime Rate, Term CORRA, Daily Compounded CORRA, Adjusted Term CORRA, Adjusted Daily Compounded CORRA or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Canadian Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Canadian Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Prime Rate, Term CORRA, Daily Compounded CORRA, Adjusted Term CORRA, Adjusted Daily Compounded CORRA or any other Canadian Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Canadian Conforming Changes. The Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Prime Rate, Term CORRA, Daily Compounded CORRA, Adjusted Term CORRA, Adjusted Daily Compounded CORRA, any alternative, successor or replacement rate (including any Canadian Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to any Borrower. The Agent may select information sources or services in its reasonable discretion to ascertain the Prime Rate, Term CORRA, Daily Compounded CORRA, Adjusted Term CORRA, Adjusted Daily Compounded CORRA or any other Canadian Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to any Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

1.7	Recitals

The recitals to this Agreement form part hereof.

1.8	Schedules

The schedules attached to this Agreement, including as they may be amended from time to time, shall for all purposes form an integral part of this Agreement.

1.9	Precedence

In the event that any provisions of a Guarantee contradict or are otherwise incapable of being construed in conjunction with the provisions of this Agreement, the provisions of this Agreement shall take precedence over those contained in such Guarantee and, in particular, if any act of a Borrower or a Guarantor is expressly permitted under this Agreement but is prohibited under a Guarantee, any such act shall be permitted under this Agreement and shall be deemed to be permitted under such Guarantee.

1.10	Divisions

For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized and acquired on the first date of its existence by the holders of its equity interests at such time.

Article 2
– FACILITIES

2.1	The Credit Facilities

(a)	Subject to the terms of this Agreement, (i) the Canadian Lenders shall extend credit to the Canadian Borrower by way of the Canadian Revolving Facility; (ii) the Canadian Swingline Lender shall extend credit to the Canadian Borrower by way of the Canadian Swingline Facility; (iii) the U.S. Lenders shall extend credit to the U.S. Borrower by way of the U.S. Revolving Facility; and (iv) the U.S. Swingline Lender shall extend credit to the U.S. Borrower by way of the U.S. Swingline Facility.

(b)	The proceeds of Borrowings shall be used by the Borrowers for the purposes set out in Section 2.12 of this Agreement, subject to the terms and conditions of this Agreement.

2.2	Notice and Revolving Nature of Borrowings

(a)	The Canadian Borrower may, subject to the terms of this Agreement, upon giving the Canadian Agent prior written notice:

(i)	by not later than 10:00 a.m. on the third (3rd) Business Day prior to the Drawdown Date or Repayment Date for each Advance which is a SOFR Loan or a CORRA Loan;

(ii)	by not later than 10:00 a.m. on the second (2nd) Business Day prior to the Drawdown Date or Repayment Date or ~~Acceptance~~Rollover Date, as the case may be, for any Borrowing or Conversion under the Canadian Revolving Facility (other than a SOFR Loan or a CORRA Loan);

borrow, repay and/or reborrow or convert in accordance with Section 2.3 under the Canadian Revolving Facility, (A) in respect of Prime Rate Loans in minimum tranches of Cdn.$300,000, and thereafter in multiples of Cdn.$100,000 and (B) in respect of U.S. Base Rate Loans in minimum tranches of U.S.$300,000 and thereafter in multiples of U.S.$100,000, (C) in respect of ~~Bankers’ Acceptances~~CORRA Loans in minimum amounts of Cdn.$1,000,000 and thereafter in multiples of Cdn.$100,000, (D) in respect of SOFR Loans in minimum amounts of U.S.$1,000,000 and thereafter in multiples of U.S.$100,000; provided that repayment of SOFR Loans shall be made on the last day of the applicable Interest Period and the Canadian Borrower will not be entitled to have more than an aggregate of 8 Loans outstanding by way of ~~Bankers’ Acceptances~~CORRA Loans and SOFR Loans at any time.

Notwithstanding the provisions of this Section 2.2(a), the Canadian Agent shall use its best efforts to make Advances by way of Prime Rate Loans under the Canadian Revolving Facility available to the Canadian Borrower on the Business Day following the receipt by the Canadian Agent of a Drawdown Notice for a Prime Rate Loan.

(b)

(i)	In order to facilitate the Canadian Borrower’s cash management requirements, the Canadian Swingline Lender in its capacity as a Lender agrees to make available to the Canadian Borrower the Canadian Swingline Facility. The Canadian Swingline Facility shall be used by the Canadian Borrower to fund amounts which would otherwise be drawn down by the Canadian Borrower by way of Prime Rate Loans or U.S. Base Rate Loans under the Canadian Revolving Facility pursuant to Section 2.2(a) but for such amounts not being, in the case of Prime Rate Loans, in a minimum principal amount of Cdn.$300,000 and multiples of Cdn.$100,000 thereafter and in the case of U.S. Base Rate Loans in a minimum principal amount of U.S.$300,000 and multiples of U.S.$100,000 thereafter. Notwithstanding any other provision hereof, drawdowns under the Canadian Swingline Facility are not subject to any minimum amount. Any Borrowings under the Canadian Swingline Facility may be drawn down by the Canadian Borrower without notice to the Canadian Swingline Lender by way of presentment to the Canadian Swingline Lender of cheques and other bills of exchange issued by the Canadian Borrower.

(ii)	At any time and from time to time in its discretion, the Canadian Swingline Lender may notify the Canadian Agent that the Canadian Swingline Lender wishes each of the Canadian Lenders to provide its Participation in the Canadian Revolving Facility for Advances made under the Canadian Swingline Facility, and each Canadian Lender shall thereupon provide to the Canadian Agent, for the account of the Canadian Swingline Lender, such Canadian Lender’s Participation under the Canadian Revolving Facility; provided however no such Participation shall cause any such Canadian Lender to exceed its Total Canadian Revolving Commitment. The amounts so provided by the Canadian Lenders in respect of the Canadian Swingline Facility shall be deemed to be Prime Rate Loans or U.S. Base Rate Loans denominated in Cdn.$ or U.S.$, as the case may be, under the Canadian Revolving Facility in accordance with the provisions of this Agreement (and for such purposes any notice provisions or minimum amounts of such Loans otherwise required under this Agreement shall be disregarded except for the proviso of this Section 2.2(b)(ii)). The aggregate of the amounts paid by the Canadian Lenders to the Canadian Agent in respect of the Canadian Swingline Facility shall be applied by the Canadian Swingline Lender to reduce the then outstanding Loans under the Canadian Swingline Facility.

(iii)	Notwithstanding the foregoing (A) the Canadian Swingline Lender may, at its sole option, put all outstanding Advances under the Canadian Swingline Facility to the Canadian Lenders, (B) in such case, the Canadian Swingline Lender will not make further Advances under the Canadian Swingline Facility and the Canadian Swingline Commitment shall be transferred to the Canadian Revolving Facility Commitment, and (C) the Canadian Agent will adjust amounts outstanding under the Canadian Revolving Facility pro rata to the Total Canadian Revolving Commitment.

(iv)

(A)	The Canadian Borrower shall pay interest payable on Advances made under the Canadian Swingline Facility directly to the Canadian Swingline Lender; and

(B)	The Canadian Swingline Lender shall determine the Prime Rate or the U.S. Base Rate, as the case may be, for Advances made under the Canadian Swingline Facility.

(c)

(i)	The U.S. Borrower may, subject to the terms of this Agreement, upon giving the U.S. Agent prior written notice:

(A)	by not later than 10:00 a.m. on the third (3rd) Business Day prior to the Drawdown Date for each Advance which is a SOFR Loan;

(B)	by not later than 10:00 a.m. on the second (2nd) Business Day prior to the Drawdown Date or Repayment Date, as the case may be, for any Borrowing or Conversion under the U.S. Revolving Facility (other than a SOFR Loan);

borrow, repay and/or reborrow or convert in accordance with Section 2.3, under the U.S. Revolving Facility, (A) in respect of U.S. Prime Rate Loans in minimum tranches of U.S.$300,000 and thereafter in multiples of U.S.$100,000 and (B) in respect of SOFR Loans in minimum tranches of U.S.$1,000,000 and thereafter in multiples of U.S.$100,000; provided that repayment of SOFR Loans shall be made on the last day of the applicable Interest Period and the U.S. Borrower will not be entitled to have more than an aggregate of 8 SOFR Loans outstanding at any time.

(d)

(i)	In order to facilitate the U.S. Borrower’s cash management requirements, the U.S. Swingline Lender in its capacity as a U.S. Lender agrees to make available to the U.S. Borrower the U.S. Swingline Facility. The U.S. Swingline Facility shall be used by the U.S. Borrower to fund amounts which would otherwise be drawn down by the U.S. Borrower under the U.S. Revolving Facility pursuant to Section 2.2(c) but for such amounts not being, in a minimum principal amount of U.S.$300,000 and multiples of U.S.$100,000 thereafter. Notwithstanding any other provision hereof, Drawdowns under the U.S. Swingline Facility are not subject to any minimum amount. Any Borrowings under the U.S. Swingline Facility may be drawn down by way of U.S. Prime Rate Loans by the U.S. Borrower by providing notice to the U.S. Swingline Lender before 3:00 p.m. on the date of the request for drawdown.

(ii)	At any time and from time to time in its discretion, the U.S. Swingline Lender may notify the U.S. Agent that the U.S. Swingline Lender wishes each of the U.S. Lenders to provide its Participation in the U.S. Revolving Facility for Advances made under the U.S. Swingline Facility, in which case the U.S. Agent shall forthwith notify each of the U.S. Lenders of such Participation and each U.S. Lender shall thereupon provide to the U.S. Agent, for the account of the U.S. Swingline Lender, such U.S. Lender’s Participation under the U.S. Revolving Facility; provided however, no such Participation shall cause any such U.S. Lender to exceed its Total U.S. Revolving Commitment. The amounts so provided by the U.S. Lenders in respect of the U.S. Swingline Facility shall be deemed to be U.S. Prime Rate Loans denominated in U.S.$ under the U.S. Revolving Facility in accordance with the provisions of this Agreement (and for such purposes any notice provisions or minimum amounts of such Loans otherwise required under this Agreement shall be disregarded except for the proviso to this Section 2.2(d)(ii). The aggregate of the amounts paid by the U.S. Lenders to the U.S. Agent in respect of the U.S. Swingline Facility shall be paid by the U.S. Agent to the U.S. Swingline Lender and applied by the U.S. Swingline Lender to reduce the then outstanding Loans under the U.S. Swingline Facility.

(iii)	Notwithstanding the foregoing (A) the U.S. Swingline Lender may, at its sole option, put all outstanding Advances under the U.S. Swingline Facility to the U.S. Revolving Facility Lenders, (B) in such case, the U.S. Swingline Lender will not make further Advances under the U.S. Swingline Facility and the U.S. Swingline Commitment shall be transferred to the U.S. Revolving Facility Commitment, and (C) the U.S. Agent will adjust amounts outstanding under the U.S. Revolving Facility pro rata to the Total U.S. Revolving Commitment.

(iv)	The U.S. Borrower shall pay interest on Advances made under the U.S. Swingline Facility directly to the U.S. Swingline Lender; provided, however, that to the extent any such interest is due to U.S. Prime Rate Loans of U.S. Lenders made in accordance with clause (ii) preceding, the U.S. Swingline Lender shall immediately upon receipt remit such funds to the U.S. Agent which shall promptly pay such interest to such U.S. Lenders in accordance with the terms hereof for payments on U.S. Prime Rate Loans herein.

(v)	The U.S. Swingline Lender shall determine the U.S. Prime Rate for Advances made under the U.S. Swingline Facility.

2.3	Conversion

A Borrower may, upon giving prior written notice to the Canadian Agent and/or the U.S. Agent, as the case may be, in accordance with Sections 2.2(a) or 2.2(c), as the case may be, containing the information set out in Schedule “D” effective on any Business Day during the term of this Agreement (a “Conversion”), convert on the Conversion Date Advances outstanding from one Type to another Type to the extent such Type is available hereunder, provided that:

(a)	a SOFR Loan may be converted to another Type only on the last day of the Interest Period applicable to that SOFR Loan;

(b)	Borrowings or any portion thereof comprising ~~Bankers’ Acceptances~~CORRA Loans may be converted to another Type only on the last day of the applicable ~~B/A Maturity Date~~Interest Period; and

(c)	the conditions precedent set out in Section 5.1 have been fulfilled.

The Conversion of any Advances shall not reduce any amount available under the Total Revolving Commitments.

2.4	Making Borrowings

(a)	If the Canadian Borrower gives prior written notice, in the form set out in Schedule “E”, to the Canadian Agent of its intention to draw down a Borrowing under the Canadian Revolving Facility, including ~~Bankers’ Acceptances~~a CORRA Loan, a Prime Rate Loan, a U.S. Base Rate Loan or SOFR Loan or a Conversion in accordance with Section 2.2(a) or 2.3, the Canadian Agent shall on the same day it receives the notice notify each Canadian Lender by telephone or in writing of the amount of the Prime Rate Loan, U.S. Base Rate Loan, SOFR Loan or ~~Bankers’ Acceptance~~CORRA Loan and such Canadian Lender’s portion thereof, and

(i)	each Canadian Lender shall, not later than 12:00 noon on the Drawdown Date, make, or procure to be made, its Participation in such ~~Bankers’ Acceptances~~CORRA Loan, Prime Rate Loan, SOFR Loan or U.S. Base Rate Loan, as the case may be, available to the Canadian Agent in accordance with Article 10; and

(ii)	the Canadian Agent shall on the Drawdown Date, make such ~~Bankers’ Acceptances~~CORRA Loan, Prime Rate Loan, SOFR Loan or U.S. Base Rate Loan, as the case may be, available to the Canadian Borrower, in accordance with Article 10.

(b)	If the U.S. Borrower gives prior written notice, in the form set out in Schedule “E”, to the U.S. Agent of its intention to draw down a Borrowing under the U.S. Revolving Facility, including a U.S. Prime Rate Loan or a SOFR Loan, or a Conversion of a U.S. Prime Rate Loan or a SOFR Loan in accordance with Section 2.2(c) or 2.3, the U.S. Agent shall on the same day it receives the notice notify each U.S. Lender by telephone or in writing of the amount of the SOFR Loan and such U.S. Lender’s portion thereof, and

(i)	each U.S. Lender shall, not later than 12:00 noon on the Drawdown Date, make, or procure to be made, its Participation in the U.S. Prime Rate Loan or SOFR Loan, as the case may be, available to the U.S. Agent in accordance with Article 10; and

(ii)	the U.S. Agent shall, on the Drawdown Date, make such U.S. Prime Rate Loan or SOFR Loan, as the case may be, available to the U.S. Borrower, in accordance with Article 10.

2.5	Participation of Each Lender; Defaulting Lender

(a)	The Canadian Agent is authorized by the Canadian Borrower and each Canadian Lender to allocate amongst the Canadian Lenders the ~~Bankers’ Acceptances~~CORRA Loans to be issued ~~and purchased~~ in such manner and amounts as the Canadian Agent may, in its sole and unfettered discretion consider necessary and equitable, rounding up or down, so as to ensure that no Canadian Lender is required to ~~accept and purchase a Bankers’ Acceptance~~fund a CORRA Loan for a fraction of Cdn.$100,000; provided however the Canadian Agent shall seek to allocate such ~~Bankers’ Acceptances~~CORRA Loans in such amounts and for such terms, over time, as to maintain the Participations of all such Canadian Lenders in substantially the relative amounts and percentages set out on Schedule “H”. To the extent, if any, necessary to maintain each such Participation as the result of the foregoing, the Canadian Agent shall allocate a lesser or greater amount of other Advances to each Canadian Lender.

(b)	At the time of making any Loan, the Canadian Agent or the U.S. Agent, as the case may be, shall, if appropriate, re-allocate amounts made available to the Borrowers under any of the Loans to give effect to the Participation of each Lender, determined immediately prior to the making of a Loan.

(c)	For purposes of determining Lenders’ obligations to fund or participate in Borrowings, the Agent may exclude the Commitments~~,~~ and Loans ~~and Banker’s Acceptance~~ of any Defaulting Lender from the calculation of Participation. A Defaulting Lender shall have no right to vote on any amendment, waiver or other modification of this Agreement or any Guarantee, except as provided in Sections 13.8(a), (b), (c) and (h).

(d)	The Agent may, in its discretion, receive and retain any amounts payable to a Defaulting Lender under the Loan Documents, and a Defaulting Lender shall be deemed to have assigned to the Agent such amounts until all Borrowings and indebtedness owing to the Agent, non-Defaulting Lenders and other Lenders and Issuing Bank have been paid in full. The Agent may apply such amounts to the Defaulting Lender’s defaulted obligations, use the funds to cash collateralize such Lender’s Letter of Credit obligations, or readvance the amounts to Borrowers hereunder. A Lender shall not be entitled to receive any fees accruing hereunder during the period in which it is a Defaulting Lender, and the unfunded portion of its Commitment shall be disregarded for purposes of calculating the Commitment Fee. If any Letter of Credit obligation owing to a Defaulting Lender is reallocated to other Lenders, fees attributable to such Letter of Credit obligations shall be paid to such Lenders. Notwithstanding anything to the contrary in this Section, the Letter of Credit obligations owing to a Defaulting Lender may be reallocated to the other Lenders only to the extent that such reallocation does not cause the exposure, as applicable, of any non-Defaulting Lender to exceed such non-Defaulting Lender’s Commitment The Agent shall be paid all fees attributable to Letter of Credit obligations that are not reallocated.

(e)	If any Borrowings are outstanding under a Swingline Facility at the time a Lender becomes a Defaulting Lender then:

(i)	all or any part of the outstanding Swingline Facility, of which the Defaulting Lender would be required to participate in, shall be reallocated among the non-Defaulting Lenders in the applicable Revolving Facility in accordance with their respective Participations but only to the extent the sum of all non-Defaulting Lenders’ total exposure plus such Defaulting Lenders’ Swingline Facility exposure does not exceed the total of all non-Defaulting Lenders’ Commitments; or

(ii)	if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrowers shall within one (1) Business Day following notice by the Canadian Agent first, repay such Defaulting Lender’s Swingline Facility exposure.

(f)	If a Defaulting Lender exists, the Canadian Swingline Lender or the U.S. Swingline Lender, as applicable, shall not be required to fund the applicable Swingline Facility, unless the Canadian Swingline Lender or the U.S. Swingline Lender, as applicable, shall have entered into arrangements with the Borrowers or such Lender, satisfactory to the Canadian Swingline Lender or the U.S. Swingline Lender, as applicable, as the case may be, to defease any risk in respect of such Lender hereunder.

(g)	Borrowers, the Agent and applicable Issuing Bank may agree in writing that a Lender is no longer a Defaulting Lender. At such time, Participation shall be reallocated without exclusion of such Lender’s Commitment and Loans, and all outstanding Loans, Letter of Credit obligations and other exposures under the Commitments shall be reallocated among Lenders and settled by the Agent (with appropriate payments by the reinstated Lender) in accordance with the readjusted Participation. Unless expressly agreed by Borrowers, the Agent and applicable Issuing Bank, no reinstatement of a Defaulting Lender shall constitute a waiver or release of claims against such Lender. The failure of any Lender to fund a Loan, to make a payment in respect of Letter of Credit obligations or otherwise to perform its obligations hereunder shall not relieve any other Lender of its obligations, and no Lender shall be responsible for default by another Lender.

2.6	~~Bankers’ Acceptances~~Rate Flip

(a)	The Borrower shall have the option to change the Type of CORRA Borrowings available hereunder from Term CORRA Borrowings to Daily Compounded CORRA Borrowings (a “Rate Flip”), by providing a Rate Flip Request to the Canadian Agent. The Rate Flip shall be effective as of the date set out in the Rate Flip Request, which shall be a date that is at least five (5) Business Days following the date of such Rate Flip Request (the “Rate Flip Date”). For the avoidance of doubt, outstanding Term CORRA Borrowings shall not convert to Daily Compounded CORRA Borrowings as of the Rate Flip Date.

(b)	As of the Rate Flip Date, Daily Compounded CORRA Borrowings shall be available to the Borrower, pursuant to the terms of this Agreement, and notwithstanding anything to the contrary herein, Term CORRA Borrowings shall no longer be available to the Borrower. Any request for, or conversion to, a Term CORRA Borrowing shall be deemed to be a request for, or conversion to, a Daily Compounded CORRA Borrowings.

~~(a) Each Banker’s Acceptance tendered by the Canadian Borrower for acceptance by a Canadian Lender under the Canadian Revolving Facility shall be denominated in Canadian Dollars and be payable in Canada. The Canadian Borrower acknowledges that the Canadian Lenders may require the delivery of drafts which are in conformity with the rules and procedures of a clearing house (as that term is defined in the Depository Bills and Notes Act (Canada)) used by the Canadian Lenders for the delivery, transfer and collection of bankers’ acceptances and depository bills.~~

~~(b) The Borrower shall provide for each accepted draft at its maturity to the Canadian Agent either by payment of the full principal amount thereof or through utilization of the Canadian Revolving Facility in accordance with this Agreement or through a combination thereof. The Canadian Borrower may not at any time request that any Bankers’ Acceptance be issued if the face amount of such requested Bankers’ Acceptance together with the aggregate of the other outstanding Loans under the Canadian Revolving Facility, would exceed the amount available to be drawdown under the Canadian Revolving Facility at such time. Any amount owing by the Canadian Borrower in respect of any Bankers’ Acceptance which is not paid or provided for in accordance with the foregoing shall be deemed to be a Prime Rate Loan owing by the Canadian Borrower to the Canadian Lenders and shall be subject to all of the provisions of this Agreement applicable to a Prime Rate Loan. The Canadian Borrower hereby authorizes the Canadian Lenders to debit its account by the amount required to pay any such drafts made by it and accepted as a Bankers’ Acceptance hereunder which is not otherwise paid.~~

(c)	~~If an Event of Default shall have occurred and shall then be continuing unremedied not waived by the Lenders (whether or not demand is made), the Canadian Borrower shall forthwith pay to the Canadian Agent an amount equal to the Canadian Lender’s maximum potential liability under all such outstanding Bankers’ Acceptances. Such amount shall be held by the Canadian Agent as general and continuing cash collateral for payment of the indebtedness and liability of the Canadian Borrower to the Canadian Lenders in respect of such Bankers’ Acceptances and any other obligations to the Canadian Lenders.~~Following the Rate Flip Date, all outstanding Term CORRA Borrowings may remain outstanding until the last day of the Interest Period applicable to each such Term CORRA Borrowing. Unless such Term CORRA Borrowings are repaid as provided herein, each outstanding Term CORRA Borrowing shall be converted to a Daily Compounded CORRA Borrowing at the end of the Interest Period applicable to each such Term CORRA Borrowing.

(d)	Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Canadian Agent, at the request of the Majority Lenders, so notifies the Canadian Borrower, then, so long as an Event of Default is continuing, (i) no outstanding Term CORRA Borrowing may be converted to a Daily Compounded CORRA Borrowing and (ii) unless repaid, each Term CORRA Borrowing shall be converted to a Prime Rate Borrowing at the end of the Interest Period applicable thereto.

(e)	At any time following a Rate Flip, the Canadian Borrower shall have the option to change the Type of CORRA Borrowings available hereunder from Daily Compounded CORRA Borrowings to Term CORRA Borrowings (a “Secondary Rate Flip”), pursuant to the terms set out in Section 2.6(a), (b), (c) and (d), except all references to “Term CORRA Borrowing” shall refer to “Daily Compounded CORRA Borrowing” and all references to “Daily Compounded CORRA Borrowing” shall refer to “Term CORRA Borrowing”. The Canadian Borrower may elect, in the Rate Flip Request, the Interest Period to be applicable to such Term CORRA Borrowings, which shall be a period contemplated by the definition of the term “Interest Period”. If the Canadian Borrower fails to make such Interest Period election, then the Borrower shall be deemed to have selected an Interest Period of one (1) month’s duration.

~~(d) To facilitate the acceptance of Bankers’ Acceptances hereunder, the Canadian Borrower hereby authorizes the Canadian Lenders and irrevocably appoints the Canadian Lenders as its attorney:~~

~~(i) to complete and sign on the Canadian Borrower’s behalf, either manually or by facsimile or mechanical signature, the drafts to create the Bankers’ Acceptances (with, in the Canadian Lender’s discretion, the inscription “This is a depository bill subject to the Depository Bills and Notes Act (Canada)”);~~

~~(ii) after the acceptance thereof by the applicable Canadian Lender, to endorse on the Canadian Borrower’s behalf, either manually or by facsimile or mechanical signature, such Bankers’ Acceptances in favour of the applicable purchaser or endorsee thereof including, in the Canadian Lender’s discretion, the Canadian Lender or a clearing house (as defined by the Depository Bills and Notes Act (Canada));~~

~~(iii) to deliver such Bankers’ Acceptances to such purchaser or to deposit such Bankers’ Acceptances with such clearing house; and~~

~~(iv) to comply with the procedures and requirements established from time to time by the Canadian Lenders or such clearing house in respect of the delivery, transfer and collection of bankers’ acceptances and depository bills.~~

~~All Bankers’ Acceptances so completed, signed, endorsed, delivered or deposited by a Canadian Lender on behalf of the Canadian Borrower shall be binding upon the Canadian Borrower as if completed, signed, endorsed, delivered or deposited by it. The records of the Canadian Lenders and such clearing house shall, in the absence of manifest error, be conclusively binding on the Canadian Borrower. The Lenders shall not be liable for any claim arising by reason of any loss or improper use of such drafts or Bankers’ Acceptances except for damages suffered by the Canadian Borrower caused by the intentional misconduct or gross negligence of a Canadian Lender.~~

~~(e) The Borrowers shall not claim any days of grace for the payment at maturity of any drafts presented and accepted as Bankers’ Acceptances hereunder.~~

~~(f) When the Canadian Borrower wishes to make a Borrowing or Conversion by way of Bankers’ Acceptances it shall give the Canadian Agent the notice required pursuant to Section 2.2. Bankers’ Acceptances shall have terms of at least one (1) month and not more than three (3) months excluding days of grace (and which shall, in no event, end on a date after the Revolving Facilities Maturity Date) or any other term subject to market availability.~~

~~(g) On the same day it receives such notice, the Canadian Agent shall notify by telephone or in writing all the Canadian Lenders of the details of the proposed issue, specifying, for each Canadian Lender:~~

~~(i) the Principal Amount of the Bankers’ Acceptances to be accepted and purchased by such Canadian Lender; and~~

~~(ii) the term of such Bankers’ Acceptances.~~

~~(h) Whenever the Canadian Borrower requests a borrowing by way of Bankers’ Acceptances, each Non BA Lender shall, in lieu of accepting and purchasing any B/As, make a Loan (a “BA Equivalent Loan”) to the Canadian Borrower in the amount and for the same term as each draft which such Lender would otherwise have been required to accept and purchase hereunder. Each such Lender will provide to the Canadian Agent the amount of Available Proceeds of such BA Equivalent Loan for the account of the Canadian Borrower in the same manner as such Lender would have provided the Available Proceeds in respect of the B/As which such Lender would otherwise have been required to accept and purchase hereunder. Each such BA Equivalent Loan will bear interest at the same rate that would result if such Lender had accepted (and been paid an Acceptance Fee) and purchased (on a discounted basis) a B/A for the relevant period (it being the intention of the parties that each such BA Equivalent Loan shall have the same economic consequences for the relevant Lenders and the Canadian Borrower as the B/A that such BA Equivalent Loan replaces). All such interest shall be paid in advance on the date such BA Equivalent Loan is made, and will be deducted from the principal amount of such BA Equivalent Loan in the same manner in which the discounted portion of a B/A would be deducted from the face amount of the B/A. Subject to the repayment requirements of this Agreement, on the B/A Maturity Date for such BA Equivalent Loan, the Canadian Borrower shall be entitled to convert each such BA Equivalent Loan into another type of Loan, or to roll over each such BA Equivalent Loan into another BA Equivalent Loan, all in accordance with the applicable provisions of this Agreement. Each Non BA Lender may, at its discretion, request in writing to the Canadian Agent and the Canadian Borrower that BA Equivalent Loans made by it shall be evidenced by Discount Notes.~~

~~(i) For greater certainty, all provisions of this Agreement that are applicable to Bankers’ Acceptances shall also be applicable, mutatis mutandis, to BA Equivalent Loans, and notwithstanding any other provision of this Agreement, all references to principal amounts or any repayment or prepayment of any Loans that are applicable to Bankers’ Acceptances shall be deemed to refer to the full face amount thereof in the case of B/As and to the principal amount of any portion thereof consisting of BA Equivalent Loans. “Bankers’ Acceptances” includes Discount Notes and all terms of this Agreement applicable to Bankers’ Acceptances (including the provisions of Section 2.6(d) relating to their execution by the Canadian Lenders under power of attorney) shall apply equally to Discount Notes evidencing BA Equivalent Loans with such changes as may in the context be necessary. For greater certainty:~~

~~(i) the term of a Discount Note shall be the same as the B/A Maturity Date for B/As accepted and purchased on the same Borrowing date in respect of the same borrowing;~~

~~(ii) an Acceptance Fee will be payable in respect of a Discount Note and shall be calculated at the same rate and in the same manner as the Acceptance Fee in respect of a B/A; and~~

~~(iii) the BA Discount Rate applicable to a Discount Note shall be the BA Discount Rate applicable to Bankers’ Acceptances accepted by a Canadian Lender that is not a Schedule I Lender in accordance with the definition of “BA Discount Rate” on the same Borrowing date or date of continuation or conversion, as the case may be, in respect of the same borrowing for the relevant period.~~

~~(j) The parties hereto acknowledge and confirm that (i) the B/A Maturity Dates, with respect to Existing B/As, remain un-amended under this Agreement, and (ii) notwithstanding that each Lender’s Commitment under this Agreement may not equal its Commitment under the Original Credit Agreement prior to the Effective Date, each Lender’s pro rata share of Existing B/As under this Agreement shall remain identical to such pro rata share until the B/A Maturity Dates with respect to such Existing B/As expire.~~

2.7	~~Acceptance Date Procedure~~[Reserved]

~~On the Acceptance Date, the following provisions shall apply:~~

~~(a) At or about 10:00 a.m. on the Acceptance Date, the Canadian Agent shall promptly determine the BA Discount Rate.~~

~~(b) Forthwith that same day, the Canadian Agent shall advise each Canadian Lender of:~~

~~(i) the BA Discount Rate;~~

~~(ii) the amount of the Acceptance Fee applicable to those Bankers’ Acceptances to be accepted by such Canadian Lender on such Acceptance Date, such Canadian Lender being authorized by the Canadian Borrower to collect such Acceptance Fee out of the Net Proceeds of those Bankers’ Acceptances mentioned in subsection (iii);~~

~~(iii) the Net Proceeds of those Bankers’ Acceptances to be accepted and purchased by such Canadian Lender on such Acceptance Date; and~~

~~(iv) the amount obtained (the “Available Proceeds”) by subtracting the Acceptance Fee mentioned in subsection (ii)) from the Net Proceeds mentioned in subsection (iii).~~

~~(c) Not later than 12:00 noon that same day, each Canadian Lender shall make available to the Canadian Agent its Available Proceeds.~~

~~(d) That same day, the Canadian Agent shall transfer all such Available Proceeds so made available to it to the Canadian Borrower in accordance with Section 10.3 and shall notify the Canadian Borrower on such day either by telex or telephone (to be confirmed subsequently by letter) of the details of the issue, substantially in the form set out in Schedule “F”.~~

2.8	~~Purchase of Bankers’ Acceptances~~[Reserved]

~~Before giving value to the Canadian Borrower, the Canadian Lenders shall, on the Acceptance Date, accept the Bankers’ Acceptances, by inserting the appropriate Principal Amount, Acceptance Date and maturity date thereof in accordance with the Canadian Borrower’s notice relating thereto and affixing their acceptance stamps thereto, and shall purchase same. The Principal Amount so accepted and purchased by any such Canadian Lender shall not exceed such Canadian Lender’s unutilized Commitment.~~

2.9	~~Payment of Bankers’ Acceptances~~[Reserved]

~~The Bankers’ Acceptances shall be payable in accordance with the following provisions:~~

~~(a) The Canadian Borrower shall pay to the Canadian Agent for the account of the Canadian Lenders an amount equal to the Principal Amount of the Bankers’ Acceptances on their respective B/A Maturity Dates.~~

~~(b) In the event the Canadian Borrower fails to notify the Canadian Agent, in writing, not later than 10:00 a.m. (such notice, if verbal, to be confirmed to the Canadian Agent in writing later the same day, but not necessarily by 10:00 a.m.), two (2) Business Days prior to any B/A Maturity Dates of a Bankers’ Acceptance, that the Canadian Borrower intends to pay with its own funds the Principal Amount of the Bankers’ Acceptances due on such B/A Maturity Dates, the Canadian Borrower shall be deemed, for all purposes, to have given the Canadian Agent notice to convert the Principal Amount of such Bankers’ Acceptances into a Prime Rate Loan denominated in Cdn.$ and the provisions of Section 2.3 shall apply mutatis mutandis save that:~~

~~(i) such B/A Maturity Date shall be considered to be the Drawdown Date of such Prime Rate Loan;~~

~~(ii) the proceeds of such Prime Rate Loan shall be used to pay the Principal Amount of the Bankers’ Acceptances due on such B/A Maturity Date; and~~

~~(iii) on such B/A Maturity Date, each Canadian Lender, instead of making its Participation in such Prime Rate Loan available to the Canadian Agent, shall first directly apply its Participation in such Prime Rate Loan in payment of its Participation in the Principal Amount of the Bankers’ Acceptances accepted, purchased and issued by such Canadian Lender and due on such B/A Maturity Date.~~

2.10	Set-Off and Netting

On any ~~Acceptance~~Rollover Date, Drawdown Date or Repayment Date, the Canadian Agent or the U.S. Agent, as the case may be, shall be entitled to set-off and net amounts payable on such date by the Canadian Agent or the U.S. Agent, as the case may be, to a Lender for the account of any Borrower against amounts payable on such date by such Lender to the Canadian Agent or the U.S. Agent, as the case may be, in connection with transactions conducted in the same basis of borrowing, for the account of such Borrower. Similarly, on any ~~Acceptance~~Rollover Date, Drawdown Date or Repayment Date, each Lender shall be entitled to set-off and to net amounts payable on such date by such Lender to a Borrower (by payment to the Canadian Agent or the U.S. Agent, as the case may be), against amounts payable on such date by such Borrower to such Lender, in accordance with the Canadian Agent’s or the U.S. Agent’s, as the case may be, calculations. All amounts received by a Lender pursuant to its exercise of set-off or netting pursuant to this Section 2.10 shall be shared rateably with the other Lenders.

2.11	Letters of Credit

(a)

(i)	Subject to the notice provisions of Sections 2.2 and 2.3 and upon the terms and subject to the conditions hereof, the applicable Issuing Bank shall, at the request of a Borrower, issue under the applicable Revolving Facility one or more irrevocable Letters of Credit in such Issuing Bank’s usual form (or such other form as may be required by such Borrower and is acceptable to the Issuing Bank acting reasonably), expiring no later than, in the case of Standby Letters of Credit, 365 days from the date of issuance and, in the case of Trade Letters of Credit, 270 days from the date of issuance. If a Letter of Credit is set to expire beyond the Revolving Facilities Maturity Date, the Borrowers shall pledge to, and deposit with, the Canadian Agent cash collateral equal to the face amount of such Letters of Credit, plus all fees, prior to the termination of this Agreement. The maximum amount payable under all Letters of Credit shall not, at the time of issue of each Letter of Credit, exceed U.S.$25,000,000 (with respect to Letters of Credit issued at the request of the U.S. Borrower) and U.S.$25,000,000, or the Equivalent Amount thereof in Canadian Dollars (with respect to Letters of Credit issued at the request of the Canadian Borrower). Issuing Bank shall have no obligation to issue any Letter of Credit unless (i) each condition above is satisfied; and (ii) if a Defaulting Lender exists, Borrowers have entered into arrangements satisfactory to Agent and Issuing Bank to eliminate any funding risk associated with such Defaulting Lender.

(ii)	Notwithstanding anything herein to the contrary, the Issuing Bank shall have no obligation hereunder to issue, and shall not issue, any Letter of Credit (i) the proceeds of which would be made available to any Person (A) to fund any activity or business of or with any Sanctioned Person, or in any country or territory that, at the time of such funding, is the subject of any Sanctions or (B) in any manner that would result in a violation of any Sanctions by any party to this Agreement or any Subsidiary of such party, (ii) if any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the Issuing Bank from issuing such Letter of Credit, or any requirement of law relating to the Issuing Bank or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Issuing Bank shall prohibit, or request that the Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the Issuing Bank with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the Issuing Bank is not otherwise compensated hereunder) not in effect on the Effective Date, or shall impose upon the Issuing Bank any unreimbursed loss, cost or expense which was not applicable on the Effective Date and which the Issuing Bank in good faith deems material to it, or (iii) if the issuance of such Letter of Credit would violate one or more policies of the Issuing Bank applicable to letters of credit generally; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements or directives thereunder or issued in connection therewith or in the implementation thereof, and (y) all requests, rules, guidelines, requirements or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed not to be in effect on the Effective Date for purposes of clause (ii) above, regardless of the date enacted, adopted, issued or implemented.

(b)

(i)	In the event that an Issuing Bank is called upon by a beneficiary to honour a Letter of Credit issued by such Issuing Bank, such Issuing Bank shall forthwith give notice thereof to the applicable Borrower. Unless such Borrower has made other arrangements with the Issuing Bank with respect to payment to the Issuing Bank of an amount sufficient to permit the Issuing Bank to discharge its obligations under the Letter of Credit plus that amount equal to any and all charges and expenses which the Issuing Bank may pay or incur relative to such Letter of Credit, any such payment so payable in Canadian Dollars with respect to the Canadian Revolving Facility shall be deemed to be a Drawdown of a Prime Rate Loan under the Canadian Revolving Facility and any amount so payable in U.S. Dollars with respect to a Letter of Credit issued on behalf of the Canadian Borrower shall be deemed to be a Drawdown by way of a U.S. Base Rate Loan under the Canadian Revolving Facility, and any such amount so payable with respect to a Letter of Credit issued on behalf of the U.S. Borrower shall be deemed to be a Drawdown by way of a U.S. Prime Rate Loan under the U.S. Revolving Facility provided that the provisions of Section 2.2 regarding notices shall not apply to such Loans.

(ii)	Each Borrower’s obligation to reimburse disbursements as provided in paragraph (b)(i) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) any payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever (other than payment or performance), whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Applicable Borrowers’ obligations hereunder. None of the Agents, the Revolving Lenders, the Issuing Bank or any of their related parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing shall not be construed to excuse the Issuing Bank from liability to the Borrowers to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by the Borrowers to the extent permitted by Applicable Law) suffered by any Borrower that are caused by the Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of an Issuing Bank (as finally determined by a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(c)	Any Issuing Bank shall notify the Canadian Agent or the U.S. Agent, as the case may be, of each issuance or amendment of any Letter of Credit two (2) Business Days prior to the day upon which such issuance or amendment occurs and the Issuing Bank shall provide the Canadian Agent or the U.S. Agent, as the case may be, with monthly reports setting out the face amount of Letters of Credit outstanding on each day of the preceding month. Each of the Lenders, other than an Issuing Bank, shall be deemed to have purchased from such Issuing Bank its Participation of the face amount of each Letter of Credit issued by such Issuing Bank. Each of the Canadian Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the Canadian Facilities and each of the U.S. Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the U.S. Facilities, in each case as to such Lender’s Participation of any amount paid by the Issuing Bank under any Letter of Credit plus that amount equal to any and all payments, losses, costs, charges and expenses which such Issuing Bank may pay or incur relative to such Letter of Credit, except to the extent due to the gross negligence or wilful misconduct of such Issuing Bank as determined by a court of competent jurisdiction in a final judgment.

(d)	Each Borrower for which a Letter of Credit has been issued on its behalf shall pay to the Canadian Agent or U.S. Agent, as the case may be, for the account of the Canadian Lenders or the U.S. Lenders, as the case may be, quarterly in arrears on the fifth (5th) Business Day after each Quarter that Letters of Credit issued on behalf of such Borrower are outstanding, the applicable Letter of Credit Fee and the applicable Agent shall promptly pay such fees to such Lenders in accordance with the terms hereof.

(e)	Each Borrower for which a Letter of Credit has been issued on its behalf shall pay to the applicable Issuing Bank, sundry charges and out-of-pocket expenses payable in respect of Letters of Credit which the Issuing Bank issues pursuant to a request of such Borrower.

(f)	The parties hereto acknowledge and agree that the Existing Letters of Credit which were issued under the Original Credit Agreement shall be deemed to be Letters of Credit issued under this Agreement for all purposes hereunder.

2.12	Use of Proceeds

The Borrowers shall only use the Revolving Facilities to finance acquisitions of Eligible Businesses (other than any acquisition by way of a hostile takeover), for working capital needs, for Capital Expenditures and for general corporate purposes, including refinancing of existing debt, all in accordance with the terms of this Agreement.

No Borrower will request any Borrowing or Letter of Credit, and no Borrower shall use, and each Borrower shall procure that its Subsidiaries and its and their respective directors, officers, employees and agents shall not use, the proceeds of any Borrowing or Letter of Credit (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (b) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, or (c) in any manner that would result in the violation of any Sanctions applicable to any party hereto or any Subsidiary of such party.

2.13	Banking Services

Any Lenders and any of their Affiliates may provide Banking Services to the Borrowers and each of their Subsidiaries on terms and conditions acceptable to such Lender. Banking Services obligations owing by the Borrowers and each of their Subsidiaries shall form part of the Obligations hereunder.

2.14	~~Incremental Facility~~[Reserved]

~~(a) The Borrowers shall have the right to increase the Canadian Revolving Commitments and the U.S. Revolving Commitments by obtaining additional Canadian Revolving Commitments and/or U.S. Revolving Commitments (the “Incremental Facility”), either from one or more of the Lenders or another lending institution; provided that:~~

~~(i) any such request for an increase shall be in a minimum amount of $25,000,000;~~

~~(ii) the Canadian Borrower, on behalf of the Borrowers, may make a maximum of two (2) such requests;~~

~~(iii) after giving effect thereto, the sum of the total of the additional Commitments does not exceed U.S.$250,000,000;~~

~~(iv) the Administration Agent has approved any such new lending institution(s), such approvals not to be unreasonably withheld;~~

~~(v) any such new lending institution(s) assume(s) all of the rights and obligations of a “Lender” hereunder and shall become party to the allocation and exchange mechanism agreement dated as of the Effective Date; and~~

~~(vi) the procedures described in Section 2.14(b) have been satisfied.~~

~~Nothing contained in this Section 2.14 shall constitute, or otherwise be deemed to be, a commitment on the part of any Lender to increase its Commitments hereunder at any time.~~

~~(b) Any amendment hereto for such an increase or addition shall be in form and substance satisfactory to the Administration Agent and shall only require the written signatures of the Administration Agent, Swingline Lenders, Issuing Banks, the Borrowers and each Lender being added or increasing its Commitment. As a condition precedent to such an increase or addition, the Borrowers shall deliver to the Administration Agent:~~

~~(i) a certificate of each Borrower signed by an authorized officer of such Borrower (A) certifying and attaching the resolutions adopted by such Borrower approving or consenting to such increase, and (B) certifying that, before and after giving effect to such increase or addition, (1) the representations and warranties contained in Article 8 and in the other Loan Documents are true and correct in all material respects (except such representations and warranties that are qualified as to materiality, which shall be true and correct in all respects), except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date, (2) no Default or Event of Default exists or would occur or is established after giving effect to the Incremental Facility, and (3) the Borrowers are in compliance (on a pro forma basis) with the covenants contained in Section 8.4; and~~

~~(ii) legal opinions and customary documents, to the extent reasonably requested by the Administration Agent.~~

~~(c) On the effective date of any such increase or addition, (i) any Lender increasing (or, in the case of any newly added Lender, extending) its Canadian Revolving Commitment or U.S. Revolving Commitment shall make available to the Administration Agent such amounts in immediately available funds as the Administration Agent shall determine, for the benefit of the other Lenders, as being required in order to cause, after giving effect to such increase or addition and the use of such amounts to make payments to such other Lenders, each Lender’s portion of the outstanding Borrowings, as applicable, of all the applicable Lenders to equal its revised pro rata share of such outstanding Borrowings, as applicable, and the Administration Agent shall make such other adjustments among the Lenders with respect to the Borrowings, as applicable, then outstanding and amounts of principal, interest, commitment fees and other amounts paid or payable with respect thereto as shall be necessary, in the opinion of the Administration Agent, in order to effect such reallocation and (ii) the Borrowers shall, if applicable, be deemed to have repaid and reborrowed all outstanding Loans as of the date of any increase (or addition) in the Commitments (with such reborrowing to consist of the Types of Loans, with related Interest Period or B/A Maturity Dates, as applicable, specified in a notice delivered by the Canadian Borrower, in accordance with the requirements of Section 2.2). The deemed payments made pursuant to clause (ii) of the immediately preceding sentence shall be accompanied by payment of all accrued interest on the amount prepaid and, in respect of each SOFR Loan or Bankers’ Acceptances, shall be subject to indemnification by the Borrowers pursuant to the provisions of Section 7.4 if the deemed payment occurs other than on the last day of the related SOFR Interest Period or B/A Maturity Dates, as applicable. Within a reasonable time after the effective date of any increase or addition, the Administration Agent shall, and is hereby authorized and directed to, revise the applicable Schedule “H” to reflect such increase or addition and shall distribute such revised Schedule “H” to each of the Lenders and the Canadian Borrower, whereupon such revised Schedule “H” shall replace the old such Schedule “H” and become part of this Agreement.~~

Article 3
– REPAYMENT AND ACCOUNTS

3.1	Repayment of Revolving Facilities

The Principal Amount of all Borrowings outstanding under all of the Revolving Facilities shall be repaid in full by the Borrowers, and all cash collateral required pursuant to this Agreement shall have been pledged to (and deposited with) the Canadian Agent, on the Revolving Facilities Maturity Date and the Commitments in respect of such Facilities shall terminate on such date.

3.2	Accounts kept by the Canadian Agent

The Canadian Agent shall keep in its books Accounts for the Letters of Credit, the Prime Rate Loans, U.S. Base Rate Loans, SOFR Loans, ~~Bankers’ Acceptances~~CORRA Loans and other amounts payable by the Canadian Borrower under the Canadian Revolving Facility (including for greater certainty, any Loans made under the Canadian Swingline Facility which become Loans under the Canadian Revolving Facility). The Canadian Agent shall make appropriate entries showing, as debits, the amount of the indebtedness of the Canadian Borrower in respect of the Letters of Credit, the Prime Rate Loans, U.S. Base Rate Loans, SOFR Loans, and ~~Bankers’ Acceptances~~CORRA Loans, as the case may be, the amount of all accrued interest, and any other amount due to the Canadian Lenders or the Agents pursuant hereto, according to the respective Participation of each Lender in the Canadian Revolving Facility, and showing, as credits, each payment or repayment of principal and interest made in respect of such indebtedness, as well as any other amount paid to the Canadian Lenders or the Agents pursuant hereto, according to the respective Participation of each. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Canadian Borrower and the Canadian Lenders. The Canadian Agent shall supply any Canadian Lender and the Canadian Borrower, upon request, with statements of such Accounts.

3.3	Accounts kept by the Canadian Swingline Lender

The Canadian Swingline Lender shall keep in its books Accounts for the Prime Rate Loans and U.S. Base Rate Loans and other amounts payable by the Canadian Borrower under the Canadian Swingline Facility. The Canadian Swingline Lender shall make appropriate entries, showing as debits, the amount of indebtedness of the Canadian Borrower in respect of the Prime Rate Loans and U.S. Base Rate Loans, as the case may be, the amount of all accrued interest and any other amount due to the Canadian Swingline Lender and showing as credits, each payment or repayment of principal and interest made in respect of such indebtedness. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Canadian Borrower. The Canadian Swingline Lender shall supply any Canadian Lender or the Canadian Borrower, upon request, with statements of such Accounts.

3.4	Accounts kept by the U.S. Agent

The U.S. Agent shall keep in its books Accounts for the Letters of Credit, the U.S. Prime Rate Loans and SOFR Loans and other amounts payable by the U.S. Borrower under the U.S. Revolving Facility (including for greater certainty, any Loans made under the U.S. Swingline Facility which have become Loans under the U.S. Revolving Facility). The U.S. Agent shall make appropriate entries showing, as debits, the amount of the indebtedness of the U.S. Borrower in respect of the U.S. Prime Rate Loans and SOFR Loans, as the case may be, the amount of all accrued interest, and any other amount due to the U.S. Lenders or the Agents pursuant hereto, according to the respective Participation of each Lender, and showing, as credits, each payment or repayment of principal and interest made in respect of such indebtedness, as well as any other amount paid to the U.S. Lenders or the Agents pursuant hereto, according to the respective Participation of each. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the U.S. Borrower and the U.S. Lenders. The U.S. Agent shall supply any U.S. Lender and the U.S. Borrower, upon request, with statements of such Accounts.

3.5	Accounts kept by the U.S. Swingline Lender

The U.S. Swingline Lender shall keep in its books Accounts for U.S. Prime Rate Loans and other amounts payable by the U.S. Borrower under the U.S. Swingline Facility. The U.S. Swingline Lender shall make appropriate entries, showing as debits, the amount of indebtedness of the U.S. Borrower in respect of the U.S. Prime Rate Loans, the amount of all accrued interest and any other amount due to the U.S. Swingline Lender and showing as credits, each payment or repayment of principal and interest made in respect of such indebtedness. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the U.S. Borrower. The U.S. Swingline Lender shall supply any U.S. Lender or the U.S. Borrower, upon request, with statements of such Accounts.

3.6	Accounts kept by each Canadian Lender

Each Canadian Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, the Prime Rate Loans, U.S. Base Rate Loans, SOFR Loans, ~~Bankers’ Acceptances~~CORRA Loans and other amounts payable by the Canadian Borrower under this Agreement. Each Canadian Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the Canadian Borrower towards it in respect of the Letters of Credit, the Prime Rate Loans, U.S. Base Rate Loans, SOFR Loans, and ~~Bankers’ Acceptances~~CORRA Loans, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto. These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against the Canadian Borrower.

3.7	Accounts kept by each U.S. Lender

Each U.S. Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, U.S. Prime Rate Loans, SOFR Loans, and other amounts payable by the U.S. Borrower under this Agreement. Each U.S. Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the U.S. Borrower towards it in respect of the Letters of Credit, U.S. Prime Rate Loans, SOFR Loans, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto. These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against the U.S. Borrower.

3.8	Promissory Notes

At the request of any Lender, each Borrower under the Facilities applicable to such Lender shall execute and deliver to such Lender a promissory note substantially in the form attached hereto as Schedule “K”.

3.9	Excess Resulting from Exchange Rate Change

(a)	Any time that, following one or more fluctuations in the exchange rate of the Canadian Dollar against the U.S. Dollar, the sum of:

(i)	the Borrowings in Canadian Dollars under the Canadian Facilities; and

(ii)	the Equivalent Amount in Canadian Dollars of the Borrowings in U.S. Dollars under the Canadian Facilities;

exceeds the Total Canadian Revolving Commitments then in effect, the Canadian Borrower shall, (i) if such excess amount is equal to or greater than three percent (3%) of the Total Revolving Commitments, within ten (10) days thereafter, or (ii) if such excess amount is less than three percent (3%) of the Total Revolving Commitments, on the earlier of (a) each next Conversion~~, B/A Maturity Date~~  or Interest Payment Date (with respect to SOFR Loans or CORRA Loans, as applicable), as applicable, or (b) next Quarter end, thereafter, either:

(i)	make the necessary payments or repayments to the Canadian Agent or Canadian Swingline Lender, as the case may be, to reduce such sum to an amount equal to or less than the Total Commitments under the Canadian Facilities in effect on the date of such payment or repayment; or

(ii)	maintain or cause to be maintained with the Canadian Agent deposits of U.S. Dollars in an amount equal to or greater than the amount by which such sum exceeds the Total Commitments under the Canadian Facilities in effect on the date such deposits are provided to the Canadian Agent, such deposits to be maintained in such form and upon such terms as are acceptable to the Canadian Agent. Until such time as such sum shall no longer exceed the Total Commitments under the Canadian Facilities, the Canadian Agent shall invest the deposits, in such manner and form of investment as shall be mutually acceptable to the Canadian Borrower and the Canadian Agent, and income earned thereon shall be received by the Canadian Agent for the Canadian Borrower’s account and paid to the Canadian Borrower.

(b)	Without in any way limiting the foregoing provisions, the Canadian Agent shall, on each ~~Acceptance~~Rollover Date, Drawdown Date~~,~~ and Interest Payment ~~Date and B/A Maturity~~ Date make the necessary exchange rate calculations to determine whether any such excess exists on such date and, if there is an excess, it shall so notify the Canadian Borrower.

3.10	Currency

Borrowings and payments in respect thereof are payable in the currency in which they are denominated.

Article 4
– INTEREST, ~~ACCEPTANCE FEE,~~
LETTER OF CREDIT FEE AND COMMITMENT FEES

4.1	Interest on SOFR Loans

(a)	The U.S. Borrower shall pay to the U.S. Agent for the account of the U.S. Lenders:

(i)	for each SOFR Loan that bears interest at a rate based on the Adjusted Term SOFR, interest on each SOFR Loan in U.S. Dollars drawn down by the U.S. Borrower for each Interest Period at that rate per annum determined by the U.S. Agent to be equal to the sum of the SOFR Margin plus the Adjusted Term SOFR payable on each applicable Interest Payment Date; and

(ii)	for each SOFR Loan that bears interest at a rate based on the Adjusted Daily Simple SOFR, interest on the unpaid principal amount of each Daily Simple SOFR Advance drawn down by the U.S. Borrower from the date of such Advance (or Conversion of another Type of Advance into a Daily Simple SOFR Advance) until the date on which the principal amount of the Daily Simple SOFR Advance is repaid in full (or is converted into another Type of Advance) at a rate per annum equal at all times to the sum of the SOFR Margin plus the Adjusted Daily Simple SOFR in effect from time to time, calculated daily and payable in arrears (a) on the first Business Day of each calendar month in each year; and (b) on the day on which such Daily Simple SOFR Advance becomes due and payable in full pursuant to the provisions hereof.

Each determination by the U.S. Agent of the rate of interest applicable to a SOFR Loan shall, in the absence of manifest error, be final, conclusive and binding upon the U.S. Borrower and the U.S. Lenders. Upon determination of the rate of interest applicable on the SOFR Determination Date, the U.S. Agent shall notify the U.S. Borrower and the U.S. Lenders of such rate. Such interest shall be calculated daily on the basis of the actual number of days elapsed divided by 360.

(b)	The Canadian Borrower shall pay to the Canadian Agent for the account of the Canadian Lenders:

(i)	for each SOFR Loan that bears interest at a rate based on the Adjusted Term SOFR, interest on each SOFR Loan in U.S. Dollars drawn down by the Canadian Borrower for each Interest Period at that rate per annum determined by the Canadian Agent to be equal to the sum of the SOFR Margin plus the Adjusted Term SOFR payable on each applicable Interest Payment Date; and

(ii)	for each SOFR Loan that bears interest at a rate based on the Adjusted Daily Simple SOFR, interest on the unpaid principal amount of each Daily Simple SOFR Advance drawn down by the Canadian Borrower from the date of such Advance (or Conversion of another Type of Advance into a Daily Simple SOFR Advance) until the date on which the principal amount of the Daily Simple SOFR Advance is repaid in full (or is converted into another Type of Advance) at a rate per annum equal at all times to the sum of the SOFR Margin plus the Adjusted Daily Simple SOFR in effect from time to time, calculated daily and payable in arrears (a) on the first Business Day of each calendar month in each year; and (b) on the day on which such Daily Simple SOFR Advance becomes due and payable in full pursuant to the provisions hereof.

Each determination by the Canadian Agent of the rate of interest applicable to a SOFR Loan shall, in the absence of manifest error, be final, conclusive and binding upon the Canadian Borrower and the Canadian Lenders. Upon determination of the rate of interest applicable on the SOFR Determination Date, the Canadian Agent shall notify the Canadian Borrower and the Canadian Lenders of such rate. Such interest shall be calculated daily on the basis of the actual number of days elapsed divided by 360.

(c)	The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.1 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 360.

(d)	In connection with the use or administration of SOFR or Term SOFR or Daily Simple SOFR, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of SOFR or Term SOFR or Daily Simple SOFR, as applicable.

4.2	Interest on U.S. Base Rate Loans

(a)	The Canadian Borrower shall pay to the Canadian Agent for the account of the Canadian Lenders in U.S. Dollars interest on each U.S. Base Rate Loan made under the Canadian Revolving Facility as evidenced by the Accounts of the Canadian Agent at a rate per annum equal to the sum of:

(i)	the U.S. Base Rate Margin; and

(ii)	the U.S. Base Rate.

(b)	The Canadian Borrower shall pay to the Canadian Swingline Lender in U.S. Dollars interest on each U.S. Base Rate Loan made under the Canadian Swingline Facility as evidenced by the Accounts of the Canadian Swingline Lender at a rate per annum equal to the sum of:

(i)	the U.S. Base Rate Margin; and

(ii)	the U.S. Base Rate.

(c)	Each change in the fluctuating rate for U.S. Base Rate Loan will take place simultaneously with a corresponding change in the U.S. Base Rate.

(d)	The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.2 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 365/366, as applicable.

(e)	This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter.

4.3	Interest on Prime Rate Loans

(a)	The Canadian Borrower shall pay the Canadian Agent for the account of the Canadian Lenders in Canadian Dollars interest on each Prime Rate Loan made under the Canadian Revolving Facility as evidenced by the Accounts at a rate per annum equal to the sum of:

(i)	the Prime Rate Margin; and

(ii)	the Prime Rate.

(b)	The Canadian Borrower shall pay to the Canadian Swingline Lender in Cdn.$ interest on each Prime Rate Loan made under the Canadian Swingline Facility as evidenced by the Accounts of the Canadian Swingline Lender at a rate per annum equal to the sum of:

(i)	the Prime Rate Margin; and

(ii)	the Prime Rate.

(c)	Each change in the fluctuating interest rate for a Prime Rate Loan will take place simultaneously with the corresponding change in the Prime Rate.

(d)	This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter and shall be calculated daily on the basis of the actual number of days elapsed in a year of 365 or 366 days, as the case may be.

4.4	Interest on U.S. Prime Rate Loans

(a)	The U.S. Borrower shall pay to the U.S. Agent for the account of the U.S. Lenders in U.S. Dollars interest on each U.S. Prime Rate Loan as evidenced by the Accounts at a rate per annum equal to the sum of:

(i)	the U.S. Prime Rate Margin; and

(ii)	the U.S. Prime Rate.

(b)	The U.S. Borrower shall pay to the U.S. Swingline Lender in U.S. Dollars interest on each U.S. Prime Rate Loan as evidenced by the Accounts of the U.S. Swingline Lender at a rate per annum equal to the sum of:

(i)	the U.S. Prime Rate Margin; and

(ii)	the U.S. Prime Rate.

(c)	Each change in the fluctuating rate for a U.S. Prime Rate Loan will take place simultaneously with a corresponding change in the U.S. Prime Rate.

(d)	The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.4 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 360.

(e)	This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter.

4.5	SOFR Interest Periods

If the U.S. Borrower or the Canadian Borrower is borrowing by way of a SOFR Loan or if the U.S. Borrower or the Canadian Borrower elects to convert into a SOFR Loan pursuant to Section 2.3, the applicable Borrower shall, prior to the expiration or beginning of each Interest Period, select and notify the Canadian Agent and/or the U.S. Agent, as the case may be, at least three (3) Business Days prior to:

(a)	the last day of the current Interest Period for such SOFR Loan; or

(b)	the Conversion Date, as the case may be,

of the next or new, as the case may be, Interest Period applicable to such SOFR Loan, which new Interest Period, as applicable, shall commence on and include the day following the expiration of the prior Interest Period. If a Borrower fails to select and to notify the Canadian Agent or the U.S. Agent, as the case may be, of the Interest Period applicable to a SOFR Loan, such Borrower shall be deemed to have selected an Interest Period, of one (1) month or 30 days, as the case may be.

In any event, no Interest Period shall end on a date falling after the Revolving Facilities Maturity Date. The Borrowers shall ensure, when selecting an Interest Period, that no SOFR Loan shall be required to be prepaid in order for the Borrowers to perform their obligations under Section 3.1.

4.6	Interest on Overdue Amounts

The Canadian Borrower shall pay to the Canadian Agent for the account of the Canadian Lenders and the U.S. Borrower shall pay to the U.S. Agent for the account of the U.S. Lenders, on demand, interest on all overdue payments in connection with this Agreement, at a rate per annum which is equal to two percent (2%) per annum in excess of (a) the applicable rates of interest (inclusive of SOFR Margin) payable under Section 4.1 in the case of payments of principal or interest on SOFR Loans or (b) the applicable rates of interest (inclusive of Prime Rate Margin, U.S. Base Rate Margin or U.S. Prime Rate Margin) payable under Sections 4.2, 4.3 or 4.4 in the case of any other payments in Cdn.$ or U.S.$, as applicable.

4.7	~~Acceptance Fee~~CORRA Loan Interest Elections

~~An Acceptance Fee shall be:~~

~~(a) payable by the Canadian Borrower to the Canadian Agent for distribution to the Canadian Lenders on the Acceptance Date for each Bankers’ Acceptance issued; and~~

~~(b) calculated on the Principal Amount of each Bankers’ Acceptance for the number of days in the term of such Bankers’ Acceptance and based on a year of 365 days.~~

(a)	Each CORRA Loan initially shall be of the Type specified in the applicable Drawdown Notice or designated by Section 2.2 and, in the case of a Term CORRA Loan shall have an initial Interest Period as specified in such Drawdown Request or designated Section 2.2 and/or Section 2.4. Thereafter, the Canadian Borrower may elect to convert such CORRA Loan to a different Type (except from a Term CORRA Borrowing to a Daily Compounded CORRA Borrowing, or from a Daily Compounded CORRA Borrowing to a Term CORRA Borrowing) or to continue such Borrowing and, in the case of a Term CORRA Borrowing, may elect Interest Periods therefor, all as provided in this Section 4.7. The Canadian Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated rateably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

(b)	To make an election pursuant to this Section 4.7, the Canadian Borrower shall notify the Canadian Agent of such election by delivering a written Interest Election Request signed by the Canadian Borrower by the time that a Drawdown Notice would be required under Section 2.2 if the Canadian Borrower was requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such Interest Election Request shall be irrevocable.

(c)	Each Interest Election Request shall specify the following information in compliance with Section 2.2 and Section 2.4:

(i)	the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)	the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)	whether the resulting Borrowing is to be a Prime Rate Borrowing, a Term CORRA Borrowing or a Daily Compounded CORRA Borrowing; and

(iv)	if the resulting Borrowing is to be a Term CORRA Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a Term CORRA Borrowing but does not specify an Interest Period, then the Canadian Borrower shall be deemed to have selected an Interest Period of one (1) month’s duration.

(d)	Promptly following receipt of an Interest Election Request in accordance with this Section 4.7, the Canadian Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e)	If the Canadian Borrower fails to deliver a timely Interest Election Request with respect to a Term CORRA Borrowing or Daily Compounded CORRA Borrowing, as applicable, prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to a Prime Rate Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Canadian Agent, at the request of the Majority Lenders, so notifies the Borrower, then, so long as an Event of Default is continuing, (i) no outstanding Borrowing may be converted to or continued as a Term CORRA Borrowing or Daily Compounded CORRA Borrowing and (ii) unless repaid, each Term CORRA Borrowing and Daily Compounded CORRA Borrowing, as applicable, shall be converted to a Prime Rate Borrowing at the end of the Interest Period applicable thereto.

(f)	If the Canadian Borrower specifies in the Interest Election Request an effective date for an election made pursuant to such Interest Election Request that is a day other than the last day of the applicable Interest Period, the Borrower shall be required to pay to the Lenders breakage fees pursuant to Section 7.11.

4.8	Commitment Fees

~~(a)~~ From and including the Effective Date to and including the Revolving Facilities Maturity Date,

(i)	the Canadian Borrower shall pay to the Canadian Agent, for the account of the Canadian Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Canadian Revolving Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(ii)	the U.S. Borrower shall pay to the U.S. Agent, for the account of the U.S. Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the U.S. Revolving Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(iii)	the Canadian Borrower shall pay to the Canadian Swingline Lender, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Canadian Swingline Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be; and

(iv)	the U.S. Borrower shall pay to the U.S. Swingline Lender, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the U.S. Swingline Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be.

For purposes of the calculations to be made pursuant to this Section 4.8, the unutilized portion of the Commitments which are denominated in Canadian Dollars on each day during such Quarter shall be converted into the Equivalent Amount in U.S. Dollars by applying the monthly average Bank of Canada rate posted on the last Business Day of the applicable month during such Quarter.

4.9	Letter of Credit Fronting Fee

The Canadian Borrower or U.S. Borrower, as the case may be shall pay to the Issuing Bank for its own account issuing a Letter of Credit on behalf of such Borrower, a letter of credit fronting fee of 0.25% of the Principal Amount of such Letter of Credit. This fee is payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) for the period up to and including the last day of the previous Quarter.

4.10	Effective Date for Changes in Applicable Margins

(a)	On the Effective Date, the Applicable Margin will be set at level one until the first Business Day of the month following the delivery of financial statements of the Canadian Borrower in accordance with Section 8.2(h).

(b)	In the event that the Canadian Borrower fails to deliver its financial statements when required in accordance with Section 8.2(h), Applicable Margins shall be adjusted to level five until the first day of the month following the delivery of financial statements of the Canadian Borrower providing the information confirming that an adjustment to the Applicable Margins has come into effect or that no adjustment to the Applicable Margins has come into effect, as the case may be.

~~(c) Notwithstanding any other provision of this Agreement, in the event that the Borrowers are entitled to an adjustment to the rates applicable to any Borrowings outstanding by way of Bankers’ Acceptances, such rates shall not be adjusted prior to the applicable B/A Maturity Date.~~

4.11	Interest on CORRA Loans

(a)	The Loans comprising each Term CORRA Borrowing shall bear interest at Adjusted Term CORRA for the Interest Period in effect for such Borrowing plus the CORRA Margin.

(b)	The Loans comprising each Daily Compounded CORRA Borrowing shall bear interest at Adjusted Daily Compounded CORRA plus the CORRA Margin.

(c)	Accrued interest on each CORRA Loan shall be payable in arrears on each Interest Payment Date for such CORRA Loan and/or upon termination of the Revolving Facilities, provided that (i) interest accrued pursuant to (d) of this Section 4.11 shall be payable on demand, (ii) in the event of any repayment or prepayment of any CORRA Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment; and (iii) in the event of any conversion of any Term CORRA Loan or Daily Compounded CORRA Loan, as applicable, prior to the end of the current Interest Period therefor, accrued interest on such CORRA Loan shall be payable on the effective date of such conversion.

(d)	All interest payable under this Section 4.11 shall be computed on the basis of a year of three hundred and sixty five (365) days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

4.12	Canadian Benchmark Replacement Setting

(a)	Canadian Benchmark Replacement.

(i)	Notwithstanding anything to the contrary herein or in any other Loan Document, if a Canadian Benchmark Transition Event and its related Canadian Benchmark Replacement Date have occurred prior any setting of the then-current Canadian Benchmark, then (x) if a Canadian Benchmark Replacement is determined in accordance with clause (a) of the definition of “Canadian Benchmark Replacement” for such Canadian Benchmark Replacement Date, such Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Loan Document in respect of such Canadian Benchmark setting and subsequent Canadian Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Canadian Benchmark Replacement is determined in accordance with clause (b) of the definition of “Canadian Benchmark Replacement” for such Canadian Benchmark Replacement Date, such Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Loan Document in respect of any Canadian Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Canadian Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Canadian Agent has not received, by such time, written notice of objection to such Canadian Benchmark Replacement from Lenders comprising the Majority Lenders. If the Canadian Benchmark Replacement is Adjusted Daily Compounded CORRA, all interest payments will be payable on the last day of each Interest Period.

(ii)	No agreement, contract or transaction that constitutes a Swap Obligation shall be deemed to be a Loan Document for purposes of this Section 4.12.

(b)	Canadian Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Canadian Benchmark Replacement, the Canadian Agent will have the right to make Canadian Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Canadian Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c)	Notices; Standards for Decisions and Determinations. The Canadian Agent will promptly notify the Canadian Borrower and the Lenders of (i) the implementation of any Canadian Benchmark Replacement and (ii) the effectiveness of any Canadian Conforming Changes in connection with the use, administration, adoption or implementation of a Canadian Benchmark Replacement. The Canadian Agent will notify the Canadian Borrower of (x) the removal or reinstatement of any tenor of a Canadian Benchmark pursuant to Section 4.12(d) and (y) the commencement of any Canadian Benchmark Unavailability Period. Any determination, decision or election that may be made by the Canadian Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 4.12 including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 4.12.

(d)	Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Canadian Benchmark Replacement), (i) if the then-current Canadian Benchmark is a term rate (including Term CORRA) and either (A) any tenor for such Canadian Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Canadian Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Canadian Benchmark has provided a public statement or publication of information announcing that any tenor for such Canadian Benchmark is not or will not be representative, then the Canadian Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Canadian Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Canadian Benchmark (including a Canadian Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Canadian Benchmark (including a Canadian Benchmark Replacement), then the Canadian Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Canadian Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)	Benchmark Unavailability Period. Upon the Canadian Borrower’s receipt of notice of the commencement of a Canadian Benchmark Unavailability Period, the Canadian Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Loans, which are of the Type that have a rate of interest determined by reference to the then-current Canadian Benchmark, to be made, converted or continued during any Canadian Benchmark Unavailability Period and, failing that, the Canadian Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to, (i) for a Canadian Benchmark Unavailability Period in respect of Term CORRA, Daily Compounded CORRA Loans, and (ii) for a Canadian Benchmark Unavailability Period in respect of a Canadian Benchmark other than Term CORRA, Prime Rate Loans.

4.13	Inability to Determine Rates – CORRA

(a)	Subject to Section 4.12, if, on or prior to the first day of any Interest Period for any Term CORRA Loan or Daily Compounded CORRA Loan, as applicable:

(i)	the Canadian Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term CORRA” or “Adjusted Daily Compounded CORRA”, as applicable, cannot be determined pursuant to the definition thereof, for reasons other than a Canadian Benchmark Transition Event, or

(ii)	the Majority Lenders determine that for any reason in connection with any request for a Term CORRA Loan or Daily Compounded CORRA Loan, as applicable, or a conversion thereto or a continuation thereof that Term CORRA or Daily Compounded CORRA, as applicable, for any requested Interest Period with respect to a proposed Term CORRA Loan or Daily Compounded CORRA Loan, as applicable, does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, and the Majority Lenders have provided notice of such determination to the Canadian Agent, the Canadian Agent will promptly so notify the Borrower and each Lender.

(b)	Upon delivery of such notice by the Canadian Agent to the Borrower under Section 4.13(a), any obligation of the Lenders to make Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, and any right of the Canadian Borrower to continue Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, or to convert Prime Rate Loans to Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, shall be suspended (to the extent of the affected Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, or affected Interest Periods) until the Canadian Agent (with respect to clause (ii), at the instruction of the Majority Lenders) revokes such notice.

(c)	Upon receipt of such notice by the Canadian Agent to the Canadian Borrower under Section 4.13(a), (i)(x) the Canadian Borrower may revoke any pending request for a borrowing of, conversion to or continuation of Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, (to the extent of the affected Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, or affected Interest Periods); (y) in respect of Term CORRA Loans, the Canadian Borrower may elect to convert any such request into a request for a Borrowing of or conversion to Daily Compounded CORRA Loans; or, failing such revocation or election, (z) the Canadian Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Prime Rate Loans, in the amount specified therein and (ii) (x) in respect of Term CORRA Loans, the Canadian Borrower may elect to convert any outstanding affected Term CORRA Loans at the end of the applicable interest Period, into Daily Compounded CORRA Loans, and (y) otherwise, or failing such election, any outstanding affected Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, will be deemed to have been converted, at the end of the applicable Interest Period, into Prime Rate Loans. Upon any such conversion, the Canadian Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 7.11.

Article 5
– CONDITIONS PRECEDENT

5.1	Conditions Precedent to the Borrowing under the Second Amended and Restated Credit Agreement

The Lenders’ and Issuing Banks’ agreement to the effectiveness of this Agreement, is subject to and conditional upon the satisfaction or waiver by the Lead Arranger of each of the following conditions:

(a)	the Canadian Agent shall have received a notice of the requested Borrowing in accordance with Section 2.2;

(b)	the following shall have been delivered to the Canadian Agent, in each case, in form and substance satisfactory to the Canadian Agent and Lenders’ Counsel and in the case of clause (iii) of this paragraph, in form and substance satisfactory to the U.S. Lender referred to therein:

(i)	the certificate of an officer or manager, as applicable, attaching copies of the articles and certificate of incorporation of each of the Borrowers and the Guarantors, their respective borrowing by laws, if any, and resolutions of their respective boards of directors or managers authorizing the execution, delivery and performance of this Agreement and any Guarantee by them respectively;

(ii)	the certificate (without personal liability) of the president, the chief financial officer or treasurer or corporate controller or secretary or manager, as applicable, of each of the Borrowers and the Guarantors confirming, in all material respects, the veracity of the representations and warranties set out in Section 8.1, substantially as set out in Schedule “G” supplemented by all such certificates as Lenders’ Counsel may require;

(iii)	promissory note(s) requested by a U.S. Lender; and

(iv)	incumbency certificates setting forth the signatures and titles of Authorized Signatories for each Borrower, certifying their authority to sign this Agreement and any documents contemplated hereby or provided in connection herewith, provided that any such certificates shall not include any representation or statement as to the absence (or existence) of any default or event of default or a bring down of representations and warranties;

(c)	the Canadian Agent shall have received the opinions in form and substance satisfactory to the Canadian Agent, the Lenders and the Lenders’ Counsel of each of Borrowers’ and Guarantors’ Canadian Counsel, Borrowers’ and Guarantors’ U.S. Counsel each addressed to the Canadian Agent, the U.S. Agent, the Lenders and Lenders’ Counsel;

(d)	the Canadian Agent shall have received all Guarantees required hereunder;

(e)	on or before the Effective Date, the Canadian Agent, the U.S. Agent, the Lenders and Lenders’ Counsel shall have received (i) all documents deliverable pursuant to the closing checklist prepared by Lenders’ Counsel, and (ii) payment of all fees or other amounts then due and payable to them in connection with this Agreement;

(f)	the Administration Agent shall have received, at least 3 Business Days prior to the Effective Date (or such shorter periods as the Lead Arranger shall agree), all documentation and other information required by regulatory authorities with respect to the Borrowers and Guarantors and their senior management and key principals under applicable "know your customer" and anti-money laundering rules and regulations, including, without limitation, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “Proceeds of Crime Act”) and the Patriot Act (including a certificate regarding beneficial ownership required by 31 C.F.R. §1010.230), in each case that has been reasonably requested by the Administration Agent or any Lender at least 10 Business Days in advance of the Effective Date;

(g)	the Canadian Agent shall have received evidence of the termination of the Intercreditor Agreement as the same pertains to the Agents and the Lenders; and

(h)	payment of all fees and expenses required to be paid on or prior to the Effective Date pursuant to the Fees Arrangement (in the case of expenses, to the extent invoiced at least three Business Days prior to the Effective Date).

5.2	Conditions Precedent to Subsequent Borrowings

The Lenders’ and Issuing Banks’ obligations to continue to make available any Borrowings under the Facilities on any Drawdown Date or ~~Acceptance~~Rollover Date (other than in respect of a Conversion pursuant to Section 2.3) or date of issuance, extension or increase of a Letter of Credit is subject to and conditional upon the satisfaction of each of the following conditions:

(a)	on each Drawdown Date, ~~Acceptance~~Rollover Date or date of issuance of a Letter of Credit:

(i)	the Canadian Agent and the U.S. Agent, as the case may be, shall have received a notice of the requested Borrowing or Conversion in accordance with Section 2.2 or 2.3, as applicable, and with respect to Letters of Credit, the Issuing Bank shall have received an application therefor and any other documents it may require, all in form and substance satisfactory to such Issuing Bank;

(ii)	there shall exist no Default or Event of Default; and

(iii)	the representations and warranties set out in Section 8.1 would, if made on such date, be true and accurate in all material respects on each such Drawdown Date or ~~Acceptance~~Rollover Date or date of issuance of a Letter of Credit.

5.3	Conditions Precedent to Borrowings to Make Acquisitions

The Lenders’ obligations to make available any Borrowings for acquisitions (other than increases in the interest in a Subsidiary already owned directly or indirectly by a Borrower and the acquisitions of Unrestricted Entities) on any Drawdown Date or ~~Acceptance~~Rollover Date are subject to and conditional upon the satisfaction of each of the following conditions (in addition to the conditions set out in Section 5.1):

(a)	at least five (5) Business Days prior to such Drawdown Date or ~~Acceptance~~Rollover Date the Canadian Agent or the U.S. Agent, as the case may be, shall have received a certificate (which certificate shall only be required to be delivered for acquisitions having a purchase price or cost that is equal to or greater than U.S.$100,000,000; provided, however, that the conditions set forth in subsections 5.3(a)(i) - (iv) below (whether or not required to be reported hereby) shall be met in all circumstances) from the Canadian Borrower’s chief executive officer, chief financial officer or corporate controller, substantially as in Schedule “I”, to the following effect:

(i)	the proposed Borrowing shall be used to assist a Borrower in financing the acquisition of an Eligible Business;

(ii)	in the opinion of the Canadian Borrower or, where the Canadian Borrower has identified the existence of potentially Hazardous Materials, a third party environmental consultant engaged by the Canadian Borrower of experience and reputation reasonably satisfactory to such Agent certifying that such Eligible Business has been and can continue to be conducted in compliance with any applicable Environmental Laws and that no material adverse change in the earnings of the applicable Acquisition Entity or the Canadian Borrower shall result therefrom;

(iii)	that no Event of Default or event which with notice or the passage of time or both will become an Event of Default or will occur as a consequence of such acquisition;

(iv)	certifying that any Shareholders’ Agreement entered into in connection with the acquisition noted therein contains (A) a call price formula applicable to the future acquisition of shares or other ownership interests of such Acquisition Entity not purchased at the time of such acquisition; and (B) a provision whereby each third party minority shareholder agrees that such call option may be assigned to an affiliate lender and/or to the Canadian Agent; and

(v)	describing any Shareholders’ Agreement to be entered into in connection with such acquisition noted therein, including a description of the call price formula applicable to the future acquisition of shares or other ownership interests of such Acquisition Entity not purchased at the time of such acquisition; and

(b)	in the event that Total Debt to Consolidated EBITDA is at 3.25:1 or higher, determined on a pro forma basis after giving effect to the proposed acquisition, the Borrowers will have received the consent of the Majority Lenders.

Article 6
– PREPAYMENT, CANCELLATION,
REALLOCATION

6.1	Prepayment and Cancellation

(a)	The Borrowers may at any time prepay (including the pledging and depositing of cash collateral required hereunder, as applicable), in whole or in part, Borrowings outstanding under the Facilities and thereby reduce or cancel, as the case may be, corresponding Commitments by the amount of such prepayment upon giving the Canadian Agent and/or the U.S. Agent, as the case may be, at least three (3) Business Days’ prior written notice, in the case of the Canadian Facilities, in minimum amounts of Cdn.$10,000,000 and multiples of Cdn.$1,000,000 thereafter (or the Equivalent Amount thereof in U.S.$) and in the case of the U.S. Facilities, in minimum amounts of U.S.$10,000,000 and multiples of U.S.$1,000,000 thereafter. Any such prepayment of Borrowings outstanding under the Facilities shall be applied against reductions of Commitments.

For greater certainty repayments made under a Revolving Facility or a Swingline Facility pursuant to Section 2.2 do not constitute prepayments under this Section 6.1.

(b)	The Borrowers may, at any time, reduce or cancel any unused portion of the Commitments, provided that to the extent any such reduction shall cause any Borrowings outstanding to exceed the Commitments so reduced or cancelled such Borrowers shall prepay any such excess in accordance with paragraph (a) above.

(c)	Any prepayment and reduction or cancellation relating to ~~Bankers’ Acceptances~~CORRA Loans or SOFR Loans shall be made subject to the Borrowers’ obligations under Sections 7.4 and 7.5(c).

(d)	Any such prepayment and reduction shall reduce the Commitments of the Lenders pro rata according to their respective Participations.

6.2	Notice

Each notice of prepayment and reduction or cancellation given pursuant to this Article shall be in the form of Schedule “B”, shall be irrevocable and shall specify the date upon which such prepayment and reduction or cancellation is to be made. A Borrower may not thereafter give a notice of prepayment and reduction or cancellation of such part of the Facilities for a date other than the date so specified in any previous such notice.

6.3	Status of Lender

If, at any time:

(a)	the Commitment of any Lender is, in accordance with the terms of this Agreement, permanently reduced to zero;

(b)	all indebtedness owed to such Lender by the Borrowers hereunder or in connection herewith has been finally and indefeasibly satisfied in full; and

(c)	such Lender is under no further actual or contingent obligation hereunder;

then such Lender shall cease to be a party hereto and a Lender for the purposes hereof; provided however that all indemnities and provisions of this Agreement for the benefit of such Lender shall survive termination for the benefit of such Lender.

6.4	Fees

Upon cancellation of the Facilities in accordance with this Article 6, all accrued and unpaid fees for the Facilities as provided shall be paid in full on and to such cancellation date.

6.5	Reallocation

The Canadian Borrower may, no more than four (4) times per annum and with seven (7) Business Days’ prior written notice, require that the Canadian Agent reallocate, amongst the U.S. and Canadian Lenders, the Total Canadian Revolving Commitments and the Total U.S. Revolving Commitments. Application of such request shall be subject to there being no outstanding Advances under each Facility in excess of the modified Commitment for such Facility. Any increase in one Facility must have a corresponding decrease in another Facility. Following an increase in a Facility and a corresponding reduction in another, the Canadian Agent shall make such changes as are necessary to Schedule “H” hereto to reflect such changes to the Commitments. Notwithstanding the foregoing, the Borrowers shall attempt to ensure that the effective date of any such increase shall be the maturity date of all Interest Periods ~~or B/A Maturity Dates~~ outstanding under such Facility. If the effective date for such increase is not on a maturity date of all such Interest Periods ~~or B/A Maturity Dates~~, the Borrowers agree that the Agent and the Lenders shall be entitled to terminate any outstanding SOFR Loans or ~~Bankers’ Acceptances~~CORRA Loans necessary to ensure that Lenders will have Advances outstanding in respect of the Facility, as applicable, based on their Participation. Each Borrower agrees that it shall be bound by the indemnification provisions of Section 7.4 with respect to all breakage costs incurred by an Agent or any Lender with respect to the termination of any existing SOFR Loans or ~~Bankers’ Acceptances~~CORRA Loans for such purposes.

Article 7
– SPECIAL SOFR, CORRA
AND INCREASED COST PROVISIONS

7.1	Benchmark Replacement Setting

(a)	Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then-current Benchmark, then such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders and the Borrower without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the ~~Required~~Majority Lenders.

(b)	Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c)	Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Agent will promptly notify the Borrower of the removal or reinstatement of any tenor of a Benchmark pursuant to Section 7.1(d). Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 7.1, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 7.1.

(d)	Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its discretion, acting reasonably, or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Agent may modify the definition of "Interest Period" (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of "Interest Period" (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)	Benchmark Unavailability Period. Upon the Borrower's receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for an advance of a SOFR Loan, conversion to or continuation of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to U.S. Base Rate Loans. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of U.S. Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of U.S. Base Rate.

~~(f) If the Canadian Agent (on instruction from any Lender) determines in good faith, which determination will be final, conclusive and binding upon the Borrowers, and so notifies the Canadian Borrower, that there does not exist at the applicable time a normal market in Canada for the purchase and sale of Bankers Acceptances, any right of the Canadian Borrower to require the Lenders to purchase Bankers’ Acceptances and Discount Notes under this Agreement will be suspended until the Canadian Agent determines that such market does exist and gives notice thereof to the Canadian Borrower and any Drawdown Notice or Conversion Notice requesting Bankers’ Acceptances will be deemed to be a Drawdown Notice or Conversion Notice requesting a Prime Rate Loan in a similar aggregate principal amount.~~

~~(g)~~

~~(i) If the Agent reasonably determines (which determination shall be conclusive absent manifest error), or the Borrowers or the Majority Lenders notify the Agent that the Borrower or Majority Lenders (as applicable) have determined that:~~

~~(A) adequate and reasonable means do not exist for ascertaining CDOR, including because the Refinitiv CDOR is not available or published on a current basis for the applicable Interest Period and such circumstances are unlikely to be temporary;~~

~~(B) the administrator of CDOR or a Governmental Authority having jurisdiction has made a public statement identifying a specific date after which CDOR will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans;~~

~~(C) a Governmental Authority having jurisdiction over the Agent has made a public statement identifying a specific date after which CDOR shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in clause (B) above and in this clause (C) a “CDOR Scheduled Unavailability Date”); or~~

~~(D) syndicated loans currently being executed, or that include language similar to that contained in this Section, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace CDOR,~~

~~then reasonably promptly after such determination by the Agent or receipt by the Agent of such notice, as applicable, the Agent and the Borrowers may mutually agree upon a successor rate to CDOR, and the Agent and the Borrowers may amend this Agreement to replace CDOR with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar Canadian Dollars denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “CDOR Successor Rate”), together with any proposed CDOR Successor Rate conforming changes and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth Business Day after the Agent shall have posted such proposed amendment to all Lenders and the Borrowers unless, prior to such time, Lenders comprising the Majority Lenders have delivered to the Agent written notice that such Majority Lenders do not accept such amendment.~~

~~(ii) If no CDOR Successor Rate has been determined and the circumstances under clause 7.1(g)(i)(A) above exist or a CDOR Scheduled Unavailability Date has occurred (as applicable), the Agent will promptly so notify the Borrowers and each Lender. Thereafter, the obligation of the Lenders to make or maintain Bankers’ Acceptances and BA Equivalent Loans, shall be suspended (to the extent of the affected Bankers’ Acceptances, BA Equivalent Loans, or Interest Periods). Upon receipt of such notice, a Borrower may revoke any pending request for an Advance of, conversion to or rollover of Bankers’ Acceptances or BA Equivalent Loans, (to the extent of the affected Bankers’ Acceptances, BA Equivalent Loans, or Interest Periods) or, failing that, will be deemed to have converted such request into a request for an Advance of Canadian Prime Rate Advances (subject to the foregoing clause (ii)) in the amount specified therein.~~

~~(iii) Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than zero for the purposes of this Agreement. In addition, CDOR shall not be included or referenced in the definition of Canadian Prime Rate.~~

7.2	Increased Cost

If the introduction of, or any change in, Applicable Law, regulation, treaty or official directive or regulatory requirement now or hereafter in effect (whether or not having the force of law) or in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, or if compliance by a Lender with any request from any central bank or other fiscal, monetary or other regulatory authority (other than a change in the relative credit rating or borrowing ability of a Lender) (whether or not having the force of law):

(a)	subjects any Lender to any Tax, or changes the basis of taxation of payments due to such Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by a Borrower to such Lender under this Agreement (in each case, except for Taxes on the net income or capital of such Lender), or

(b)	imposes on any Lender any other condition with respect to this Agreement (except for Taxes on the net income or capital of such Lender),

and the result of Sections 7.2(a) or (b) is to increase the cost to any Lender or to reduce the income receivable by such Lender in respect of a SOFR Loan or ~~BA Equivalent~~CORRA Loan by any amount, the applicable Borrower shall pay to the Canadian Agent or the U.S. Agent, as the case may be, for the account of any such Lender, that amount which compensates such Lender for such additional cost or reduction in income (“Additional Compensation”) arising and calculated as and from a date which shall not be earlier than the 30th day preceding the date the applicable Borrower receives the notice referred to in the following sentence. Upon any Lender having determined that it is entitled to Additional Compensation, it shall promptly notify the Canadian Agent or the U.S. Agent, as the case may be, and such Agent shall promptly notify the applicable Borrower. A certificate by any manager of such Lender setting forth the amount of the Additional Compensation and the basis for it shall be submitted by such Lender to such Agent and forwarded by such Agent, to the applicable Borrower and, absent manifest error, shall be prima facie evidence of the amount of the Additional Compensation and the applicable Agent shall debit, from the applicable Borrower’s accounts, the amount stipulated as Additional Compensation in such certificate in accordance with Section 10.8.

If an Agent notifies a Borrower pursuant to this Section 7.2, such Borrower shall have the right, upon written irrevocable notice to that effect delivered to such Agent at least ten (10) Business Days prior to the end of such Interest Period, to repay or convert such Lender’s Participation in any such SOFR Loan or CORRA Loan in full, together with payment of accrued interest and the Additional Compensation to the date of payment, to U.S. Base Rate Loans or Prime Rate Loans which do not suffer the same defect or U.S. Prime Rate Loans, as the case may be, denominated in U.S.$ or Cdn.$, as applicable.

7.3	Illegality

(a)	If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make, maintain or fund Loans whose interest is determined by reference to SOFR or Term SOFR or Daily Simple SOFR, or to determine or charge interest rates based upon SOFR or Term SOFR or Daily Simple SOFR, then, upon notice thereof by such Lender to the Borrower (through the Agent), (a) any obligation of such Lender to make or continue SOFR Loans or to convert U.S. Base Rate Loans to SOFR Loans shall be suspended, and (b) if such notice asserts the illegality of such Lender making or maintaining U.S. Base Rate Loans the interest rate on which is determined by reference to the Term SOFR component of the U.S. Base Rate, the interest rate on which U.S. Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Agent without reference to the Term SOFR component of the U.S. Base Rate, in each case until such Lender notifies the Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (i) the Borrower shall, upon demand from such Lender (with a copy to the Agent), prepay or, if applicable, convert all SOFR Loans of such Lender to U.S. Base Rate Loans (the interest rate on which U.S. Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Agent without reference to the Term SOFR component of the U.S. Base Rate), either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such SOFR Loan to such day, or immediately, if such Lender may not lawfully continue to maintain such SOFR Loan and (ii) if such notice asserts the illegality of such Lender determining or charging interest rates based upon SOFR, the Agent shall during the period of such suspension compute the U.S. Base Rate applicable to such Lender without reference to the Term SOFR component thereof until the Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon SOFR. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Sections 7.2 or 7.5.

(b)	If any Lender determines that any law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender to make, maintain or fund Loans whose interest is determined by reference to Adjusted Term CORRA or Adjusted Daily Compounded CORRA, as applicable, or to determine or charge interest rates based upon Adjusted Term CORRA or Adjusted Daily Compounded CORRA, as applicable, then, on notice thereof by such Lender to the Canadian Borrower through the Canadian Agent, any obligation of such Lender to make or continue Term CORRA Loans or Daily Compounded CORRA, as applicable, or to convert Prime Rate Loans shall be suspended until such Lender notifies the Canadian Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Canadian Borrower shall, upon three (3) Business Days’ notice from such Lender (with a copy to the Canadian Agent), prepay or, if applicable, convert all Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, of such Lender to Prime Rate Loans, either on the last day of the Interest Period , if such Lender may lawfully continue to maintain such Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, to such day, or immediately, if such Lender may not lawfully continue to maintain such Term CORRA Loans or Daily Compounded CORRA Loans, as applicable. Each Lender agrees to notify the Canadian Agent and the Canadian Borrower in writing promptly upon becoming aware that it is no longer illegal for such Lender to determine or charge interest rates based upon Adjusted Term CORRA or Daily Compounded CORRA, as applicable. Upon any such prepayment or conversion, the Canadian Borrower shall also pay accrued interest on the amount so prepaid or converted.

7.4	Indemnity

If a Borrower prepays or converts, whether pursuant to Section 6.1, 7.2, 7.3 or 7.5 or otherwise repays a SOFR Loan or a ~~Banker’s Acceptance~~CORRA Loan on a day other than the last day of an Interest Period ~~or B/A Maturity Date, as applicable~~, such Borrower shall indemnify the Lenders for any loss, cost or expense (except that in the case of prepayment or conversion pursuant to Section 7.3, such loss, cost or expense shall be restricted to actual costs incurred by the Lenders) incurred in maintaining or redeploying deposits obtained by the Lenders to fund such SOFR Loan or ~~Banker’s Acceptance~~CORRA Loan. The provisions of Section 11.1(d) shall apply to such indemnification mutatis mutandis.

7.5	Other Increased Costs or Reductions in Return

(a)	If, with respect to any accommodation of any kind or nature provided by the Lenders under this Agreement~~, whether by way of Bankers’ Acceptances or otherwise~~  (each accommodation being in this Section 7.5 referred to as an “Accommodation”) and as a result of the introduction of or any change in any law, regulation, rule or order or in its interpretation or administration or by reason of any compliance with any guideline, request or requirement from any fiscal, monetary or other authority (other than a change in the relative credit rating or borrowing ability of a Lender with respect to such Accommodation) (whether or not having the force of law) which it is customary for a bank or other lending institutions to comply with in respect of all its loans or facilities of similar type in Canada or the U.S., as the case may be, in relation to Facilities made available to the Borrowers:

(i)	any Lender incurs a cost (which it would not otherwise have incurred) or becomes liable to make a payment (calculated with reference to the Borrowings outstanding under an Accommodation) with respect to continuing to provide or maintain an Accommodation (other than Taxes imposed on the net income or capital of such Lender);

(ii)	any reserve, special deposit, capital or similar requirement is imposed or increased with respect to an Accommodation increasing the cost thereof to any Lender; or

(iii)	any Lender suffers a reduction in its effective return on the date hereof, on the transactions contemplated under this Agreement (as determined by such Lender after taking into account any reduction in the rate of return (before Tax) on its overall capital arising as a consequence of compliance with any such guideline, request or requirement as aforesaid);

then the Borrowers shall, subject to the terms and conditions hereof, pay to such Lender such amount (the “Additional Other Compensation”) as will compensate the Lender for and will indemnify the Lender against such increase in costs or reduction of rate of return with respect to the Facilities (arising and calculated as and from a date which shall not be earlier than the 30th day preceding the date a Borrower receives notice from the Canadian Agent or the U.S. Agent, as the case may be, pursuant to Section 7.5(b) below).

(b)	The Lender shall, forthwith, after incurring a cost as set out in Section 7.5(a)(i), suffering an increase in cost as set out in Section 7.5(a)(ii) or suffering a reduction in its effective return as set out in Section 7.5(a)(iii) (each being in this Section referred to as an “Event”) entitling the Lender to the payment of Additional Other Compensation and the Lender determining to claim such Additional Other Compensation, shall give notice to the Canadian Agent or the U.S. Agent, as the case may be, of the Additional Other Compensation claimed with details of the Event giving rise thereto and the Agent shall promptly provide a copy of such notice to the applicable Borrower. Such Lender shall at that time or within 20 days thereafter provide to such Agent a certificate setting out in reasonable detail a compilation of the Additional Other Compensation claimed (and where appropriate the Lender’s reasonable allocation to a Facility of Additional Other Compensation with respect to the aggregate of such similar facilities granted by the Lender affected by such Event) or, if the Lender is then unable to determine the Additional Other Compensation or the method of compilation thereof, an estimate of such Additional Other Compensation and/or the method or the basis on which the Lender estimates the calculation will be made which estimate will be confirmed or adjusted by the aforesaid certificate. The Agent shall promptly provide a copy of such certificate to the applicable Borrower. The certificate of the Lender with respect to the Additional Other Compensation shall , absent manifest error, constitute prima facie evidence of the amount payable. The Borrower shall, within 60 days of receipt of such notice from the Lender, pay to such Agent, for the account of the Lender, the Additional Other Compensation (or the estimated Additional Other Compensation) claimed but if the Additional Other Compensation claimed and paid is greater or lesser than the Additional Other Compensation as finally determined, the Lender or the Borrower, as the case may be, shall pay to the other the amount required to adjust the payment to the Additional Other Compensation required to be paid. The obligation to pay such Additional Other Compensation for subsequent periods will continue, subject as herein provided, until the earlier of the termination of the Accommodation affected by the Event referred to in the notice given by the Lender to the Agent or the lapse or cessation of the Event giving rise to the Additional Other Compensation.

(c)	Within 120 days of receipt of the above mentioned notice from the Agent, the Borrower may notify such Agent that it elects to repay or cancel, as the case may be, an Accommodation with respect to which Additional Other Compensation is claimed, or such Lender’s Participation therein, and, if such election to repay or cancel is made, the Borrower shall 45 days after the giving of the notice of election to repay or cancel to such Agent (for distribution to the Lenders or to such Lender, as the case may be) such Accommodation or Participation, as the case may be, pay or cancel the same, together with payment of accrued interest, if any, and the Additional Other Compensation (or the estimated Additional Other Compensation) applicable thereto calculated to the date of such repayment or cancellation. ~~If any such repayment constitutes a prepayment of Bankers’ Acceptances, the Canadian Borrower shall deposit with the Canadian Agent (for the benefit of the Canadian Lenders involved) an amount equal to the face amount of all Bankers’ Acceptances then outstanding which are to be prepaid (the “Prepaid Bankers’ Acceptances”). The Canadian Agent shall, upon maturity of the Prepaid Bankers’ Acceptances, apply the sum so deposited against payment of the Prepaid Bankers’ Acceptances and remit to the Canadian Borrower the interest earned on the sum deposited.~~

(d)	For greater certainty, the costs referred to in Section 7.5(a) which may be included in Additional Other Compensation shall not include costs (i) which have already been factored into the Prime Rate, the U.S. Base Rate or the U.S. Prime Rate, as the case may be or (ii) which are attributable to staff time and related administrative costs incurred in the preparation and submission of compliance reports.

7.6	Additional Cost in Respect of Tax

(a)	Each payment to be made by a Borrower or a Guarantor hereunder or in connection herewith to any other party hereto shall be made free and clear of and without deduction for or on account of Tax (except for Taxes on the net income or capital of a Lender or Taxes resulting from such Lender changing its residency for tax purposes) unless a Borrower or such Guarantor is required to make such a payment subject to the deduction or withholding of Tax, in which case the sum payable by such Borrower or such Guarantor in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, such other party hereto receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.

(b)	If any Lender or any Agent, on behalf of such Lender or on its own behalf, is required by law to make any payment on account of Tax (except for Taxes on the overall net income or capital of such Lender or Agent or Taxes resulting from such Lender or Agent changing its residency for tax purposes) on or in relation to any sum received or receivable hereunder by such Lender or such Agent, or any liability in respect of any such payment is asserted, imposed, levied or assessed against such Lender or such Agent, the applicable Borrower and the Guarantors, as applicable will, upon demand of such Lender or Agent, promptly indemnify such Lender or Agent (as the case may be) against such payment or liability, together with any interest, penalties and expenses payable or incurred in connection therewith. If a Lender or Agent has paid over on account of Tax (other than Taxes excepted above) an amount paid to such Lender or Agent by a Borrower or a Guarantor pursuant to the foregoing indemnification and the amount so paid over is subsequently refunded to such Lender or Agent, in whole or in part, such Lender shall promptly remit such amount refunded to such Borrower or Guarantor, as the case may be.

7.7	Claims under Section 7.6

A Lender or Agent intending to make a claim pursuant to Section 7.6 shall deliver to the Canadian Agent or the U.S. Agent, as the case may be, reasonably promptly after becoming aware of the circumstances giving rise to the claim, a certificate to that effect specifying the event by reason of which it is entitled to make such claim and setting out in reasonable detail the basis and computation of such claim. Such Agent shall promptly deliver to the applicable Borrower a copy of such certificate.

7.8	Tax Receipts

If at any time a Borrower is required by law to make any deduction or withholding from any sum payable by it hereunder or in connection herewith (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated) such Borrower shall promptly notify the Canadian Agent or the U.S. Agent, as the case may be, thereof.

If a Borrower makes any payment hereunder or in connection herewith in respect of which it is required by law to make any deduction or withholding it shall pay the full amount to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under Applicable Law and shall deliver to such Agent within 30 days after it has made such payment to the applicable authority:

(a)	a receipt issued by such authority; or

(b)	other evidence reasonably satisfactory to such Agent evidencing the payment to such authority of all amounts so required to be deducted or withheld from such payment.

7.9	Internal Revenue Service Forms

(a)	Prior to any payment being made by a Borrower hereunder, each U.S. Lender and each of their respective successors and assigns, shall provide the U.S. Borrower (with copies to the U.S. Agent), with (x) properly completed and executed Internal Revenue Service Forms W8ECI or W8BEN-E or Form W-9, as appropriate, or any successor Forms prescribed by the Internal Revenue Service, certifying that such Lender is entitled to benefits under an income tax treaty to which the United States is a party which exempts such Lender from United States withholding tax or certifying that the income receivable by it pursuant to this Agreement is effectively connected with the conduct of a trade or business in the United States or certifying that such Lender is a U.S. Person as defined by Section 7701(a)(30) of the Code or (y) solely if such Lender is claiming exemption from United States withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, a Form W8BEN-E, or any successor form prescribed by the Internal Revenue Service, and a certificate representing that such Lender is not a bank for purposes of Section 881(c) of the Code, is not a ten percent (10%) shareholder (within the meaning of Section 871(h)(3)(B) of the Code) of the U.S. Borrower and is not a controlled foreign corporation related to the U.S. Borrower (within the meaning of Section 864(d)(4) of the Code).

If a payment made to a Lender under this Agreement or any other Loan Document would be subject to United States withholding Tax imposed by FATCA and if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Agent, at the time or times prescribed by law and at such time or times reasonably requested by the Agent, such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Agent as may be necessary for the Agent to comply with its obligations under FATCA, to determine that such Lender has or has not complied with such Lender’s obligations under FATCA and, as necessary, to determine the amount to deduct and withhold from such payment. Solely for purposes of this Section 7.9(a), “FATCA” shall include any amendments made to FATCA after the date of this Agreement. Agent shall not be responsible for any Lender’s failure to be in compliance with its obligations under FATCA and Agent shall not be responsible to undertake any such Lender’s obligations.

(b)	For any period with respect to which a U.S. Lender has failed to provide the U.S. Borrower or the U.S. Agent with the appropriate form referred to in Section 7.9(a) (unless such failure is due to a change in treaty, law or regulation occurring after the date on which such form originally was required to be provided), such Lender shall not be entitled to indemnification under Section 7.6 with respect to Taxes imposed by the United States; provided that if a Lender, that is otherwise exempt from or subject to a reduced rate of withholding tax, becomes subject to Taxes because of its failure to deliver a form required hereunder, the applicable Borrower shall take such steps as such Lender shall reasonably request to assist such Lender to recover such Taxes.

7.10	Change in Law; Lending Office

If a Borrower is required to pay additional amounts to or for the account of any Lender pursuant to this Section as a result of a change in law or treaty occurring after such Lender first became a party to this Agreement, then such Lender will, at the Borrower’s request, change the jurisdiction of its applicable lending office if, in the judgment of such Lender, such change (i) will eliminate or reduce any such additional payment which may thereafter accrue and (ii) is not otherwise disadvantageous to such Lender.

7.11	Compensation for Losses

In the event of (a) the payment of any principal of any Term CORRA Loan or Daily Compounded CORRA Loan, as applicable, prior to the last day of an Interest Period (including as a result of an Event of Default or with respect to a Rate Flip), (b) the conversion of any Term CORRA Loan or Daily Compounded CORRA Loan, as applicable, other than on the last day of the Interest Period (including with respect to a Rate Flip), (c) the failure to borrow, convert, continue or prepay any Loan on the date specified in any notice delivered pursuant hereto, or (d) the assignment of any Term CORRA Loan or Daily Compounded CORRA Loan, as applicable, other than on the last day of the Interest Period as a result of a request by the Borrower pursuant to Section 7.10, then, in any such event, the Canadian Borrower shall, after receipt of a written request by any Lender affected by any such event (which request shall set forth in reasonable detail the basis for requesting such amount), compensate each Lender for the loss, cost and expense attributable to such event. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section 7.11 delivered to the Canadian Borrower shall be presumptively correct absent manifest error. The Canadian Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt of such demand. For the avoidance of doubt, no such payment shall be owing as a result of a Rate Flip or Secondary Rate Flip.

7.12	Temporary Market Disruption Respecting SOFR and CORRA

Subject to Sections 4.12 and 7.1, if, on or prior to the first day of any Interest Period for any SOFR Loan or CORRA Loan: (a) the Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” or “Adjusted Term CORRA” cannot be determined pursuant to the definition thereof; or (b) Lenders holding 25% of the Commitments of all Lenders determine that for any reason in connection with any request for a SOFR Loan or a CORRA Loan, or a Conversion thereto or a Rollover thereof, that Adjusted Term SOFR or Adjusted Term CORRA, as applicable, for any requested Interest Period with respect to a proposed SOFR Loan or CORRA Loan does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, and such Lenders have provided notice of such determination to the Agent, the Agent will promptly so notify the Borrowers and each Lender. Upon notice thereof by the Agent to the Borrowers, any obligation of the Lenders to make SOFR Loans and/or CORRA Loans, and any right of the Borrowers to continue SOFR Loans or CORRA Loans, or to convert U.S. Base Rate Loans to SOFR Loans or to convert Prime Rate Loans to CORRA Loans, shall be suspended (to the extent of the affected SOFR Loans or CORRA Loans or affected Interest Periods) until the Agent (with respect to clause (b), at the instruction of Lenders holding 25% of the Commitments of all Lenders) revokes such notice. Upon receipt of such notice, (i) the Borrowers may revoke any pending request for a Drawdown of, Conversion to or Rollover of SOFR Loans or CORRA Loans (to the extent of the affected SOFR Loans or CORRA Loans or affected Interest Periods) or, failing that, the Borrowers will be deemed to have converted any such request into a request for a Drawdown of or Conversion to U.S. Base Rate Loans or Prime Rate Loans, as the context requires, in the amount specified therein and (ii) any outstanding affected SOFR Loans and/or CORRA Loans, as applicable, will be deemed to have been converted into U.S. Base Rate Loans or Prime Rate Loans, as the context requires, at the end of the applicable Interest Period. Upon any such Conversion, the Borrowers shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Article 7. Subject to Sections 4.12 and 7.1, if the Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” or “Adjusted Term CORRA” cannot be determined pursuant to the definition thereof on any given day, the interest rate on U.S. Base Rate Loans or Prime Rate Loans shall be determined by the Agent without reference to clause (c) of the definition of “U.S. Base Rate” or clause (b) of the definition of “Prime Rate”, until the Agent revokes such determination.

Article 8
– REPRESENTATIONS, WARRANTIES & COVENANTS

8.1	Representations and Warranties

Each Borrower and each Guarantor represents and warrants to each of the Agents and each of the Lenders as of the date of this Agreement, all of which representations and warranties shall survive the execution and delivery of this Agreement, that:

(a)	each of the Borrowers and the Guarantors which is a corporation is duly incorporated, validly existing and in good standing, where applicable, in all material respects as a corporation under the laws of its jurisdiction of incorporation or formation and has full corporate power, authority and capacity to own its properties and conduct its business and each of the Borrowers and the Guarantors has the requisite power, authority and capacity to execute, deliver and perform its obligations to be performed under this Agreement and under any Guarantee provided or to be provided by it;

(b)	all acts, conditions and things required to be done and performed by each Borrower, or to have occurred prior to the execution, delivery and performance, in the case of each Borrower and each Guarantor of this Agreement and any Guarantee provided or to be provided by it to constitute it a binding obligation of such party enforceable against it in accordance with its terms, have been done and performed, and have occurred in due compliance with all Applicable Laws;

(c)	the execution, delivery and performance, in the case of each of the Borrowers and each Guarantor of this Agreement, any transfer, assignment or assignment and assumption agreement and any Guarantee provided or to be provided by it has been duly authorized by all necessary corporate and other action and does not:

(i)	violate any provision of law or any provision of the articles of incorporation or other instrument of formation of such party, or

(ii)	result in a breach of, a default under, or the creation of any Lien (other than those in favour of the Agents and the Lenders) on the properties and assets of any Borrower or Guarantor, as the case may be, under any material agreement or instrument to which it is a party or by which its properties and assets may be bound or affected;

(d)	this Agreement and any transfer, assignment or assignment and assumption agreement in the case of the Borrowers and each Guarantor and any Guarantee provided or to be provided by it constitutes, when executed and delivered, binding, direct obligations of such party, enforceable in accordance with its terms, subject to:

(i)	applicable bankruptcy, insolvency, moratorium, reorganization and other similar laws affecting creditors’ rights generally and statutes limiting creditors’ rights, including the Personal Property Security Act (Ontario);

(ii)	the equitable and statutory powers of the courts of appropriate jurisdiction to stay proceedings before them, to stay the execution of judgments and to award costs;

(iii)	the discretion of such courts as to the granting of the remedies of specific performance and injunction; and

(iv)	the restriction that Canadian courts can only render judgments in Canadian currency;

(e)	other than as disclosed to the Agents and the Lenders in writing prior to the date hereof, there is no litigation and there are no legal proceedings pending, or to the best of its knowledge, threatened against any of the Borrowers or any Guarantor or any Affiliate of a Borrower or any Guarantor before any court or administrative agency of any jurisdiction which is likely to affect materially and adversely the financial condition, assets or operations of a Borrower or any Guarantor;

(f)	no event has occurred which constitutes or which, with the giving of notice, the lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any of the Borrowers or any Guarantor is a party or to which any of their respective properties or assets may be subject which is likely to affect materially and adversely, the financial conditions, assets or operations of a Borrower or any Guarantor;

(g)	other than as disclosed to the Agents and the Lenders in writing prior to the date hereof, each of the Borrowers and the Guarantors is not in violation, in any material respect, of any term of their respective incorporating instruments or by laws, and, to the best of each Borrower’s and each Guarantor’s knowledge, none of the Borrowers and the Guarantors is in violation of any material mortgage, franchise, license, judgment, decree, order, statute, rule or regulation which is likely to affect materially and adversely the financial condition, assets or operations of a Borrower or any Guarantor;

(h)	each Borrower and each Guarantor has filed all tax returns which were required to be filed, paid all Taxes (including interest and penalties) which are due and payable by such Borrower or such Guarantor and provided adequate reserves in its financial statements (as required pursuant to GAAP) for payment of any Tax the payment of which is being contested;

(i)	each of the Guarantors (other than, as applicable, Borrowers or parents of Borrowers) is a Subsidiary of the Canadian Borrower and the U.S. Borrower is a Wholly-Owned Subsidiary of the Canadian Borrower;

(j)	no shareholder or group of related or affiliated shareholders of the Canadian Borrower owns, directly or indirectly, shares of the Canadian Borrower having voting rights which are equal to or greater than 50% of the voting rights attached to all outstanding shares of the Canadian Borrower;

(k)	there exists no Default or Event of Default;

(l)	other than as provided under the applicable incorporating or formation statute of any Borrower or any Guarantor, none of the Borrowers nor any Guarantor is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act or the Investment Company Act of 1940 or to any U.S. or Canadian federal, state or provincial statute or regulation limiting its ability to incur indebtedness for money borrowed;

(m)	none of the Borrowers nor any Guarantor (i) is by itself, nor is it by virtue of its being under “common control” with any other Person within the meaning of Section 414(b) or (c) of the Code, an “employer” within the meaning of Section 3(5) of the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”), in respect of any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under the Code, (ii) contributes to, sponsors or has an obligation to contribute to, or has any liability with respect to, any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA or other arrangement providing health or life insurance or other welfare-type benefits for current or future retired or terminated directors, officers or employees other than in accordance with the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4890B of the Code, or (iii) contributes to, sponsors or maintains a Canadian Defined Benefit Pension Plan;

(n)	no part of the proceeds of the Borrowings will be used for any purpose that violates the provisions of any of Regulation T, U or X of the Board of Governors of the Federal Reserve System of the United States or any other regulation of such Board of Governors; none of the Borrowers nor any Guarantor is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System of the United States; none of the Borrowers nor any Guarantor owns any such “margin stock”;

(o)	since December 31, 2021, to the best of its knowledge, there has been no material adverse change in the business, operations, properties, prospects or condition (financial or otherwise) of the Canadian Borrower and its Subsidiaries taken as a whole;

(p)	none of the Borrowers nor any Guarantor has received any notice, or has any knowledge, that the operations of a Borrower or any Guarantor are not in compliance, in all material respects, with all applicable Environmental Laws;

(q)	each Borrower and all its Subsidiaries have valid title to their respective assets and, without limitation, own or possess or are licensed or otherwise have the right to use all material licenses, permits and other governmental approvals and authorizations, patents, trademarks, service marks, trade names, copyrights, franchises, authorizations and other rights that are reasonably necessary for the operations of their respective businesses, without, to the best of the knowledge of the Borrowers and the Guarantors, conflict with the rights of any other Person with respect thereto;

(r)	each of the business(es) acquired by a Borrower or any of its Subsidiaries to the date hereof qualifies as an Eligible Business, other than as may have been waived pursuant to the terms of the Original Credit Agreement (as amended), the First ARCA (as amended) or this Agreement; and

(s)	each Borrower and Guarantor has implemented and maintains in effect policies and procedures designed to ensure compliance by such Borrower and Guarantor, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and such Borrower and Guarantor, its Subsidiaries and their respective officers and employees and, to the knowledge of such Borrower and Guarantor, its directors and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions, in all material respects, and are not knowingly engaged in any activity that would reasonably be expected to result in any Borrower and Guarantor being designated as a Sanctioned Person. None of (i) any Borrower or Guarantor, any Subsidiary or, to the knowledge of any such Borrower or Guarantor or Subsidiary, any of their respective directors, officers or employees, or (ii) to the knowledge of any such Borrower or Guarantor or Subsidiary, any agent of such Borrower or Guarantor or any Subsidiary that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person. No Borrowing or Letter of Credit, use of proceeds or transaction contemplated by this Agreement or the other Loan Documents will violate Anti-Corruption Laws or applicable Sanctions.

8.2	Positive Covenants

Each Borrower covenants with each of the Agents and with each of the Lenders that so long as there shall remain any Borrowings or any other obligations of or affecting any party to this Agreement:

(a)	it will pay duly and punctually all sums of money due by it under this Agreement at the times and places and in the manner provided for herein and will cause each Guarantor to do likewise under its guarantee;

(b)	subject to Section 8.3(e), it will maintain, and cause each Subsidiary (other than Immaterial Subsidiaries and Unrestricted Entities) to maintain, its existence, corporate and otherwise, in good standing;

(c)	it will carry on diligently and conduct its business in a proper and efficient manner so as to preserve and protect its properties, assets and income in a prudent manner consistent with usual industry practice and the preservation of its business and assets, and it will cause its Subsidiaries to do the same in respect of their respective businesses and assets and, in particular, without limiting the foregoing, it will not alter its business plan so as to change materially the nature or scope of business, operations or activities currently carried on by it or its Subsidiaries, without obtaining the prior written consent of the Majority Lenders (which consent shall not be unreasonably withheld);

(d)	it will maintain or cause to be maintained, with responsible and reputable insurers, insurance with respect to its properties, assets and business and the respective properties, assets and businesses of its Subsidiaries against such casualties and contingencies (including public liability) and in such types and in such amounts and with such deductibles and other provisions as are customarily maintained or caused to be maintained by persons engaged in the same or similar businesses in the same territories under similar conditions;

(e)	it will and will cause its Subsidiaries to, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such other acts, agreements, instruments and assurances in law as the Agents or Lenders’ Counsel shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of the Loan Documents;

(f)	it will and will cause its Subsidiaries to, do, observe and perform all material matters and things necessary or expedient to be done, observed or performed under the laws of any jurisdiction where it or any of its Subsidiaries carry on business where required for the purpose of carrying on and conducting its business and owning and possessing its properties and assets and, without limitation, it will maintain at all times in full force and effect all material certificates, permits, licenses and other approvals required to operate its and their business’ properties and assets; for greater certainty and without in any way limiting the generality of the foregoing:

(i)	each Borrower and each of its Subsidiaries shall be at all times in compliance in all material respects with all applicable Environmental Laws;

(ii)	each Borrower shall ensure that each of the real properties or premises owned, leased or occupied by it or any of its Subsidiaries is free from contamination by a release, discharge or emission of any Hazardous Material; and

(iii)	each Borrower and each of its Subsidiaries shall maintain in effect and enforce policies and procedures designed to ensure compliance by such Borrowers and Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions;

(g)	it will promptly pay or cause to be paid all Taxes levied, assessed or imposed upon it and/or its Subsidiaries, and/or its properties and assets or those of its Subsidiaries or any part thereof and/or upon its income and profits or that of its Subsidiaries, as and when the same shall become due and payable save when and so long as any such Taxes are in good faith contested by it or those of its Subsidiaries as may be affected thereby;

(h)	it will furnish to the Canadian Agent in sufficient quantities to provide one (1) copy to each Lender and each Agent:

(i)	as soon as available and in any event within 45 days after the end of each Quarter of each Fiscal Year except for the last Quarter of each Fiscal Year of the Canadian Borrower:

(A)	the unaudited consolidated financial statements of the Canadian Borrower as of the end of such Quarter to be prepared in accordance with GAAP;

(B)	a certificate accompanying the financial statements required to be delivered in accordance with Section 8.2(h)(i)(A), in the form set out in Schedule “G” attached (without personal liability) from the president, the chief financial officer or corporate controller of the Canadian Borrower:

(1)	confirming that such financial statements have not been prepared in a manner and do not contain any statement which is inconsistent with GAAP, subject to audit and year end adjustment and as may be required to exclude Unrestricted Entities from the consolidation;

(2)	containing sufficient information to permit each Lender to determine whether the financial covenants contained in Section 8.4 are being maintained, including any adjustments to Consolidated EBITDA as the result of Normalizing Adjustments;

(3)	certifying that, as of the last day of such Quarter, and, to the best knowledge of such officer, as of the date of such certificate, no Default or Event of Default has occurred and is continuing;

(4)	providing a report on outstanding hedging contracts entered into by the Canadian Borrower and its Subsidiaries and the amounts secured under Permitted Hedging Agreements; and

(5)	providing a report on the aggregate initial investment value of all Unrestricted Entities which continue to qualify as Unrestricted Entities as at the end of such period;

(ii)	as soon as practicable and in any event within 90 days after the end of each Fiscal Year of the Canadian Borrower:

(A)	a copy of the audited consolidated financial statements of the Canadian Borrower as of the end of such Fiscal Year, such financial statements of the Canadian Borrower to be prepared in accordance with GAAP;

(B)	accompanying the audited consolidated financial statements of the Canadian Borrower shall be a report thereon by independent auditors of recognized standing confirming, without qualification, that such financial statements of the Canadian Borrower have been prepared in accordance with GAAP and, copies of such auditors’ recommendations, if any; and

(C)	a certificate accompanying the financial statements required to be delivered in accordance with Section 8.2(h)(ii)(A), in the form set out in Schedule “G” attached (without personal liability) of the president, chief financial officer or corporate controller of the Canadian Borrower:

(1)	containing sufficient information to permit each Lender to determine whether the financial covenants contained in Section 8.4 are being maintained, including details of any adjustments to Consolidated EBITDA as the result of Normalizing Adjustments;

(2)	certifying that as of the last day of such Fiscal Year, and to the best of the knowledge of such officer, as of the date of such certificate, no Default or Event of Default has occurred and is continuing;

(3)	providing a breakdown of the EBITDA for each Borrower and its Subsidiaries, on an individual basis, as at the last day of such Fiscal Year;

(4)	providing a report on outstanding hedging contracts entered into by the Canadian Borrower and its Subsidiaries and the amounts secured under Permitted Hedging Agreements; and

(5)	providing a report on the aggregate initial investment value of all Unrestricted Entities which continue to qualify as Unrestricted Entities as at the end of such period;

(iii)	as soon as possible and in any event within ten (10) Business Days after any Borrower or any of its Subsidiaries receives (A) notice of the commencement thereof, notice of any actions or proceedings against it or any of its Affiliates or against any of the property of a Borrower or any of its Subsidiaries before any court, governmental agency or arbitrator, which, if determined adversely, would have a material adverse effect on the financial condition or operations of any Borrower or its Subsidiaries, taken as a whole and (B) a copy of any Violation Notice received by a Borrower or any of its Subsidiaries;

(iv)	within 90 days of the beginning of each Fiscal Year of the Canadian Borrower, the Canadian Borrower’s annual business plan and financial projections, including profit and loss statements, cash-flow statements, balance sheets and projected capital expenditures for the Fiscal Year then begun; such business plan and financial projections not to be prepared in a manner nor contain any statement which is inconsistent with GAAP;

(v)	promptly upon request, such other information concerning the financial affairs or operations of any Borrower or any of its Subsidiaries as the Canadian Agent or the U.S. Agent, as the case may be, may reasonably request from time to time including for greater certainty financial statements of the U.S. Borrower and if requested by the Canadian Agent (acting reasonably and notwithstanding the reporting requirement in Section 8.2(h)(ii)(C)(3)), the EBITDA of each Subsidiary;

(i)	it will permit from time to time to the Canadian Agent and the U.S. Agent or their representatives or advisers access to its premises, assets and records of meetings of directors and/or of shareholders upon reasonable (both as to timing and advance notice) request of such Agent;

(j)	it will give to the Canadian Agent or the U.S. Agent prompt notice of any Event of Default or any event, of which it is aware, which, with the giving of notice and/or the lapse of time or both, would constitute an Event of Default;

(k)	it will ensure that all Guarantees are entered into pursuant to and in accordance with this Agreement;

(l)	it will cause any Person (i) who after the date hereof is newly incorporated or newly acquired and meets the criteria set forth in the definition of Guarantor (such entity, a “New Guarantor”), to execute and deliver, within sixty (60) days thereof, or such longer period as the Agent may consent to, or (ii) that existed as at the Effective Date and who subsequently meets the criteria set forth in the definition of Guarantor, to execute and deliver, as soon as reasonably practicable, a Guarantee (together with favourable supporting legal opinions) to the Canadian Agent; provided that, if such Person ceases to meet the criteria set forth in the definition of Guarantor, in accordance with the terms of this Agreement, the Canadian Agent will grant releases and discharges of such Person’s Guarantee;

(m)	it will ensure that all Shareholders’ Agreements entered into after the Effective Date contain the requirements set forth in Section 5.3(a)(iv) hereof;

(n)	prior to making an investment in a business (other than Unrestricted Entities) (whether or not the investment is intended to be financed by way of Borrowings under the Facilities) it shall provide the Canadian Agent with a “snapshot” summary description of such investment in form and substance satisfactory to the Canadian Agent and shall include in such summary description confirmation that such entity is an Eligible Business; provided, however, that such “snapshot” summary shall not be required in connection with any such investments equalling less than U.S.$100,000,000; provided, further, that no such investment shall be made in an entity that is not an Eligible Business; and

(o)	it shall promptly, and in any event within ten (10) Business Days of the investment, notify the Canadian Agent of each investment (including by way of intercompany loans or other financial assistance) in any Unrestricted Entity and shall ensure that at all times investments in Unrestricted Entities do not exceed an aggregate initial investment value in excess of U.S.$75,000,000. The Borrowers shall be permitted to remove an entity from its qualification as an Unrestricted Entity at any time by giving written notice to the Canadian Agent and thereafter all provisions hereunder with respect to the Subsidiaries of the Borrower (other than provisions specifically relating to Unrestricted Entities) shall apply to such entity in the event such entity is a Subsidiary of a Borrower.

8.3	Negative Covenants

Each Borrower covenants with each of the Agents and with each of the Lenders that so long as there shall remain any Borrowings or any other obligations of or affecting any party to this Agreement:

(a)	it will not, without the Majority Lenders’ prior written consent (which consent shall not be unreasonably withheld), sell, transfer or otherwise dispose of its control, direct or indirect, of any of its Subsidiaries (other than Unrestricted Entities) and it will not, nor will it permit any of its Subsidiaries (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent, sell, lease, assign, transfer, convey or otherwise dispose of any of its business properties or assets whether now owned or hereafter acquired (including, without limitation, receivables and leasehold interests, patents and intellectual property rights) (in each case a “Disposition”) but excluding:

(i)	inventory disposed of in the ordinary course of business;

(ii)	dispositions or other transfers of assets, including shares in Subsidiaries, among the Borrowers and Guarantors, dispositions or other transfers of assets from Immaterial Subsidiaries and Unrestricted Entities to the Canadian Borrower and to Guarantors, dispositions or other transfers of assets from Immaterial Subsidiaries and Unrestricted Entities to other Immaterial Subsidiaries and Unrestricted Entities and dispositions or other transfers of assets (not exceeding an aggregate collective amount of $30,000,000 tangible (per GAAP) assets during the term of this Agreement) from Borrowers, Guarantors or Material Subsidiaries (other than Unrestricted Entities) to Immaterial Subsidiaries and Unrestricted Entities;

(iii)	dispositions of shares in a Subsidiary, to existing or new minority shareholders of such Subsidiary in the ordinary course of business;

(iv)	provided no Event of Default has occurred and is continuing, Dispositions which would not after giving effect to such Disposition:

(A)	result in a Default or Event of Default occurring and continuing; or

(B)	(1) result in the aggregate book value of all assets that have been the subject of a Disposition during the period commencing on the immediately preceding Fiscal Year End of the Borrowers and ending on the date of the proposed Disposition, exceeding 15% of Consolidated Total Assets; or (2) result in the aggregate book value of all assets that have been the subject of a Disposition for the period commencing as of December 31, 2021 until the date of the proposed Disposition to exceed 25% of Consolidated Total Assets determined as of the Fiscal Year End of the Borrowers immediately preceding the date of the proposed Disposition; provided that proceeds of Dispositions which are reinvested within 365 days of the date of such Disposition shall be excluded from the calculation of the foregoing percentages, and

(v)	property which is, substantially contemporaneously with the disposition thereof, replaced by property of substantially the same kind or nature and of at least equivalent value;

(b)	it will not, nor will it permit any Subsidiary (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent, incur any indebtedness of any kind or nature whatsoever (whether in the form of capital leases, sale and leaseback transactions or otherwise), incur any contingent obligations or liabilities, make any advances to or for the benefit of, or guarantee (other than under Permitted VTBS) the indebtedness or liabilities of, or otherwise become liable for, any Person or any business or project of any Person save and except:

(i)	trade payables incurred in the ordinary course of business;

(ii)	Permitted Hedging Agreements;

(iii)	the endorsement of cheques and other negotiable instruments for deposit in the ordinary course of business;

(iv)	advances and accounts amongst any of the Borrowers and/or their Subsidiaries, which shall be on commercially reasonable terms (hereinafter referred to as “Permitted Intercompany Loans”);

(v)	indebtedness and contingent obligations or liabilities secured by Permitted Encumbrances or liabilities, indebtedness and obligations which would otherwise constitute Permitted Encumbrances hereunder but for the lack of a lien to secure such liabilities, indebtedness and obligations;

(vi)	unsecured guarantees to a maximum aggregate contingent amount of U.S.$50,000,000 (provided that unsecured guarantees of earn-outs relating to the acquisition of Eligible Businesses shall be permitted without the overall aggregate dollar amount restriction) at any one time provided by the Canadian Borrower or a Guarantor on behalf of its Subsidiaries (other than Unrestricted Entities);

(vii)	unsecured guarantees to landlords of its Subsidiaries in the ordinary course of business by a Borrower or a Guarantor;

(viii)	the provision of financial assistance (x) by way of loans by Subsidiaries to customers in respect of the upgrade of infrastructure or equipment; (y) by way of loans by a parent entity to employees of a Subsidiary to enable them to buy shares in such Subsidiary, secured by a pledge of such shares; or (z) by way of other loans by a Subsidiary to employees, not exceeding an aggregate maximum amount of U.S.$50,000,000 at any time;

(ix)	secured indebtedness, other than in respect of Permitted Encumbrances (which shall for certainty not include clause (k) of such definition), not exceeding an aggregate amount of U.S.$50,000,000 at any time (“Permitted Secured Loans”); and

(x)	unsecured indebtedness incurred pursuant to a private or public issuance and ranking pari passu with, or subordinate to, the Obligations provided that no Default or Event of Default has occurred and is continuing or would result from such incurrence (“Permitted Debt Issuances”);

(c)	it will not, and it will not permit any of its Subsidiaries (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent, incur, create, assume or permit to exist any Lien on any of its or any of its Subsidiaries’ property or assets, whether owned at the date hereof or hereafter acquired other than Permitted Encumbrances;

(d)	it will not without the prior written consent of the Majority Lenders, make or permit any withdrawals or any other payments of money or equivalents thereof whatsoever (including, without limitation, royalties, management fees, etc.) by or to the shareholders of the Canadian Borrower, its Affiliates or any creditors other than the Lenders and it will cause its Subsidiaries to do likewise save and except for:

(i)	the following, in each case provided no Event of Default has occurred and is continuing and no Event of Default will occur as a consequence thereof:

(A)

(1)	the payment of dividends, whether in cash or in specie; and

(2)	normal course distributions to minority shareholders of Subsidiaries of the Borrowers as contemplated in the Canadian Borrower’s annual business plan;

(B)	distributions and returns of capital (whether by retirement, redemption, repurchase, cancellation or otherwise) and normal course issuer bids of the Canadian Borrower;

(C)	regularly scheduled payments in respect of Permitted Encumbrances;

(D)	payments upon exercise of the put options under the Shareholders’ Agreements;

(E)	payments upon exercise of the call options under the Shareholders’ Agreements;

(F)	payments on account of retirement, termination, death or disability, redemptions; and

(G)	payments on account of Permitted VTBS.

(ii)	in respect of obligations and liabilities permitted under Section 8.3(b).

(iii)	trade debt incurred in the ordinary course of business provided that the Canadian Agent has not declared the Borrowings due and payable in accordance with Section 9.1; and

(iv)	payments on account of the Private Placements and other payments made in accordance with the terms of the Note Purchase Agreement;

(e)	it will not, and will not permit any of its Subsidiaries (other than Unrestricted Entities) to, enter into any merger, consolidation or amalgamation, or, except as permitted pursuant to Section 9.2, liquidate, wind up or dissolve itself (or, except as permitted pursuant to Section 9.2, suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all its business units, assets or other properties, except that:

(i)	so long as no Default or Event of Default would result therefrom, any Subsidiary of any Borrower may be merged or consolidated with or into a Borrower, provided that (A) a Borrower shall be the continuing or surviving entity or (B) if the Person formed by or surviving any such merger, amalgamation or consolidation is not a Borrower (such Person, the “Successor Borrower”), (1)(a) in the case of a merger, amalgamation or consolidation by a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia, the Successor Borrower shall be an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia, (b) in the case of a merger, amalgamation or consolidation by a Person organized or existing under the laws of Canada or any province thereof, the Successor Borrower shall be an entity organized or existing under the laws of Canada or any province thereof, and (c) in the case of a merger, amalgamation or consolidation by a Person not organized or existing under the laws of the United States, any state thereof, the District of Columbia, Canada or any province thereof, the Successor Borrower shall be an entity organized or existing under the laws of the country in which the non-surviving Borrower was organized or existing or the laws of any state or province thereof, (2) the Successor Borrower shall expressly assume all the obligations of a Borrower under this Agreement and the other Loan Documents pursuant to a supplement hereto or thereto in form reasonably satisfactory to the Agent, (3) each applicable Guarantor, unless it is the other party to such merger, amalgamation or consolidation, shall have by a supplement hereto confirmed that any Guarantee provided by it shall apply to the Successor Borrower’s obligations under this Agreement, and (4) the Borrower shall have delivered to the Agent (a) an officer’s certificate stating that such merger, amalgamation or consolidation and such supplements to this Agreement and the other Loan Documents preserve the enforceability of any guarantee thereunder, and (b) if reasonably requested by the Agent, an opinion of counsel to the effect that such merger, amalgamation or consolidation does not violate this Agreement or any other Loan Document, and provided further that if the foregoing are satisfied, the Successor Borrower will succeed to, and be substituted for, such Borrower under this Agreement;

(ii)	any Subsidiary of a Borrower (other than another Borrower) or any other Person may be merged, amalgamated or consolidated with or into any one or more Subsidiaries of such Borrower, provided that (A) in the case of any merger, amalgamation or consolidation involving one or more Subsidiaries (other than Unrestricted Entities), (1) a Subsidiary shall be the continuing or surviving entity or (2) such Borrower shall take all steps necessary to cause the Person formed by or surviving any such merger, amalgamation or consolidation (if other than an Unrestricted Entity) to become a Guarantor (if such Subsidiary meets the criteria thereof), (B) in the case of any merger, amalgamation or consolidation involving one or more Guarantors, a Guarantor shall be the continuing or surviving entity or the Person formed by or surviving any such merger, amalgamation or consolidation (if other than a Guarantor) shall execute a supplement or joinder to this Agreement and any Guarantee or deliver a new Guarantee (as required), in order to become a Guarantor to the extent required under Section 8.2(l), (C) no Default or Event of Default would result from the consummation of such merger, amalgamation or consolidation, and (D) if such merger, amalgamation or consolidation is with respect to a Borrower or Guarantor, such Borrower shall have delivered to the Agent an officer’s certificate stating that such merger, amalgamation or consolidation and such supplements and/or joinders to any Guarantee preserve the enforceability of such Guarantee;

(f)	it will not, nor will it permit any of its Subsidiaries to, without obtaining the prior written consent of the Majority Lenders:

(i)	make any acquisition of any business other than the acquisition of an Eligible Business;

(ii)	invest in investments and/or provide financial assistance, including, without limitation, to Unrestricted Entities exceeding an aggregate initial investment value of U.S.$75,000,000 at any time; or

(iii)	establish, incorporate, otherwise form, charter or create any new Subsidiary other than in connection with the acquisition of an Eligible Business or other than in the ordinary course of business;

(g)	it will not make, or permit the making of, any change or modification to the call option provisions in the Shareholders’ Agreements, without the prior written consent of the Majority Lenders;

(h)	it will not amend any of the terms, conditions, security and/or covenants applicable to the Note Purchase Agreement or incur any indebtedness pursuant to Permitted Secured Loans or Permitted Debt Issuances such that the lenders under the Private Placements, Permitted Secured Loans or Permitted Debt Issuances benefit from terms that are more favourable to the lenders under the Private Placements, the Permitted Secured Loans or Permitted Debt Issuances than those provided for hereunder or under any Guarantee unless concurrently with any such amendments to the Note Purchase Agreement or incurrence of Permitted Secured Loans or Permitted Debt Issuances equivalent amendments are made to the terms hereof and/or to the applicable Guarantee; and

(i)	it will not, nor will it permit any of its Subsidiaries to, (i) establish or contribute to any Canadian Defined Benefit Pension Plan, or (ii) acquire an interest in any Person if such Person sponsors, administers, maintains or contributes to, or has any liability in respect of any Canadian Defined Benefit Pension Plan.

8.4	Financial Covenants

The Canadian Borrower will, at all times, maintain:

(a)	a Total Debt/Consolidated EBITDA Ratio of not more than 3.5 to 1; and

(b)	on a consolidated and rolling 4 Quarters basis, an Interest Coverage Ratio of greater than 2.0 to 1.

Article 9
– EVENTS OF DEFAULT

9.1	Events of Default

Upon the occurrence of any one or more of the following events (an “Event of Default”):

(a)	the non-payment by a Borrower when due, whether by acceleration or otherwise, of any payment of principal due under the Facilities, or otherwise hereunder;

(b)	the non-payment by a Borrower when due (or within three (3) Business Days thereafter) whether by acceleration or otherwise, of any payment (other than a payment of principal) due under the Facilities or otherwise hereunder;

(c)

(i)	except as permitted by Section 8.3(e), the commencement of proceedings by a Borrower, any Guarantor or, except as permitted by Section 9.2, any of their Subsidiaries for the dissolution, merger, amalgamation, liquidation or winding up of any of a Borrower or any Guarantor or any of their Subsidiaries or for the suspension of the operations of any of a Borrower or any Guarantor or any of their Subsidiaries;

(ii)	the commencement of proceedings against a Borrower, any Guarantor or any of their Subsidiaries for the dissolution, merger, amalgamation, liquidation, winding-up of any of a Borrower or any Guarantor or any of their Subsidiaries unless such proceedings are being actively and diligently contested by the Borrower, or Guarantor or such Subsidiary, as the case may be, in good faith to the satisfaction of the Majority Lenders;

(d)	a Borrower or any Guarantor or, except as permitted by Section 9.2, any of their Subsidiaries is adjudged or declared bankrupt or insolvent or makes an assignment for the benefit of creditors, or petitions or applies to any tribunal for the appointment of a receiver, custodian, administrator, monitor, sequestrator or trustee for a Borrower, any Guarantor or any such Subsidiary or for any substantial part of its property, or commences any proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect relating to or governing debtors or such proceedings are commenced against it (unless, in the case of proceedings commenced against it, such proceedings are being actively and diligently contested by such Borrower, such Guarantor or such Subsidiary in good faith to the satisfaction of the Majority Lenders), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for a Borrower, any Guarantor or any such Subsidiary or for any substantial part of its property, or suffers the appointment of any receiver, custodian, administrator, monitor, sequestrator or trustee and any such appointment continues undischarged and in effect for a period of 30 days; provided that during such 30 day period such appointment is being actively and diligently contested by such Borrower or Guarantor or Subsidiary in good faith to the satisfaction of the Majority Lenders and in the case of a Borrower such receiver, custodian, administrator, monitor, sequestrator or trustee shall not have taken possession of or otherwise enforced its rights over the property in respect of which it has been appointed;

(e)	any material representation or warranty made in this Agreement or any Guarantee by a Borrower, the Guarantor, or any of their Subsidiaries or any information furnished in writing to an Agent or Lender by a Borrower, any Guarantor or any such Subsidiary proves to have been incorrect in any material respect when made or furnished save that if any such materially incorrect representation or warranty is capable of being corrected and none of the Agents and the Lenders has been prejudiced by such materially incorrect representation or warranty, then the Borrowers shall have 30 days after written notice to do so by the Canadian Agent to take such action to make the representation or warranty true and correct at such time, in which case such representation or warranty shall be deemed to have been true and correct when originally made or furnished;

(f)	a writ, execution or attachment or similar process is issued or levied against all or a substantial portion of the property of a Borrower, any Guarantor or any of their Subsidiaries in connection with any judgment against a Borrower, any Guarantor or any of their Subsidiaries in any amount which materially affects the assets of a Borrower, any Guarantor or its Subsidiaries, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within 30 days after its entry, commencement or levy; provided that during such 30 day period such process if being actively and diligently contested by such Borrower or Guarantor or Subsidiary in good faith to the satisfaction of the Majority Lenders;

(g)	the breach or failure by the Borrowers, a Guarantor or any Subsidiary to perform or observe the covenants contained in Sections 8.3(a), 8.3(d), 8.3(e), 8.3(f)(i), 8.3(i) or 8.4.

(h)	the breach or failure of due performance by a Borrower or any Guarantor of any covenant or provision of this Agreement, other than those heretofore dealt with in this Section 9.1, which is not remedied by such Borrower, or Guarantor within ten (10) Business Days, after written notice to do so by the Canadian Agent or any Lender; provided that such breach or failure is capable of being remedied and during such ten (10) Business Day period the Borrower or Guarantor is proceeding actively and diligently in good faith to remedy such breach or failure to the satisfaction of the Majority Lenders;

(i)	demand by any Person (including, without limitation, any Lender) is made on a Borrower, any Guarantor or any of their Subsidiaries in respect of indebtedness, in an aggregate amount of U.S.$50,000,000 (or the Equivalent Amount thereof in Cdn.$) payable on demand by such Borrower, such Guarantor or such Subsidiary and such Borrower, such Guarantor or such Subsidiary has not, when due and payable, made payment of the amount so demanded or contested the validity of such demand in good faith or a Borrower, any Guarantor or any of their Subsidiaries is in default under any term or provision of any agreement, deed, indenture or instrument (other than this Agreement) between such Borrower, such Guarantor or such Subsidiary as the case may be, and any Person (including, without limitation, any Lender) shall have accelerated or shall have the right to accelerate any indebtedness (including Financial Contract Obligations) in the aggregate amount of U.S.$50,000,000 (or the Equivalent Amount thereof in Cdn.$) of a Borrower, such Guarantor or such Subsidiary, as the case may be;

(j)	an Event of Default (as defined in any Note Purchase Agreement) shall have occurred and be continuing under a Note Purchase Agreement;

(k)	an Event of Default (or similar defined term) shall have occurred and be continuing under a Permitted Secured Loan;

(l)	except as expressly permitted under Section 8.3(e), a Borrower, any Guarantor or any of their Subsidiaries ceases or threatens to cease to carry on all or a substantial part of the business currently carried on by such Borrower, such Guarantor or such Subsidiary;

(m)	there is any change in ownership of shares of the Canadian Borrower which results in any shareholder or group of related or affiliated shareholders owning shares of the Canadian Borrower having voting rights which carry greater than 50% of the voting rights attached to all outstanding shares of the Canadian Borrower;

(n)	any guarantee of the Obligations shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of such guarantee, or any Guarantor shall fail to comply with any of the terms or provisions of such guarantee to which it is a party, or any Guarantor shall deny that it has any further liability under such guarantee to which it is a party, or shall give notice to such effect; or

(o)	any Loan Document shall fail to remain in full force or effect or any action shall be taken by any Borrower or Guarantor or any of its Affiliates to discontinue or to assert the invalidity or unenforceability of any Loan Document;

the Canadian Agent shall, if so instructed by the Majority Lenders, by written notice to the Borrowers declare the Borrowings, including accrued interest thereon, and all other indebtedness of the Borrowers to any of the Lenders and/or the Agents in connection with this Agreement to be due and payable, whereupon:

(p)	any right of the Borrowers to any further utilization of the Facilities and any obligations of the Lenders under the Commitments terminates; and

(q)	all Borrowings and other indebtedness of the Borrowers to any of the Lenders and/or to the Agents in connection with this Agreement are, notwithstanding anything in this Agreement to the contrary, immediately due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrowers and Guarantors, and the Borrowers shall immediately:

(i)	pay to the Canadian Agent and/or the U.S. Agent, as the case may be, the amount so declared to be due and payable ~~(except for the Principal Amount of the Bankers’ Acceptances then issued and outstanding)~~;

(ii)	~~pay to the Canadian Agent, a sum of money in Cdn.$ equal to such amount which the Canadian Agent shall establish as being the amount which if invested in certificates of deposit or similar money market instruments issued by the Canadian Agent will, together with the yield derived from such investments (the sum of such amount and such yield the “Amount”), equal the Principal Amount of all Bankers’ Acceptances then issued and outstanding. The Canadian Agent shall, promptly upon receipt of the Amount distribute among the Lenders the Amount or the applicable portion thereof for such Bankers’ Acceptances;~~[reserved];

(iii)	if so requested by the Canadian Agent or the U.S. Agent, as the case may be, pay to such Agent an amount in immediately available funds (which funds shall be held as collateral pursuant to arrangements satisfactory to such Agent) equal to the aggregate amount available for drawing under all Letters of Credit then outstanding; and

provided, however, that upon an Event of Default occurring pursuant to Section 9.1(c) or (d), all Borrowings, including accrued interest thereon, and all other indebtedness of the Borrowers to any of the Lenders and/or the Agents in connection with this Agreement, shall immediately be due and payable without further demand or notice of any kind.

9.2	Bankruptcy Exception

The Events of Default set out in Section 9.1(c)(i) and Section 9.1(d) shall not apply to any case involving a Subsidiary (who is not a Borrower or a Guarantor) of the Canadian Borrower, where (a) the events which would otherwise meet the requirements of Section 9.1(c)(i) and/or Section 9.1(d) have only occurred as a result of a reasonable strategic business decision, by the Canadian Borrower or other parent of the applicable Subsidiary, (b) the applicable Subsidiary has a trailing 12 month average EBITDA of less than 2% of Consolidated EBITDA prior to such strategic business decision, and (c) no other Default or Event of Default has occurred and is continuing, or would result from taking any such course of action; provided, however, that the foregoing exception to the Events of Default in Sections 9.1(c)(i) and 9.1(d) will only be permitted with respect to any Subsidiary, or group of Subsidiaries of the Canadian Borrower, up to a maximum aggregate amount of U.S.$10,000,000 (in EBITDA) during the term of this Agreement.

9.3	Guarantees

(a)	Upon the occurrence of an Event of Default, the Guarantees held by the Canadian Agent and/or any Lender shall become immediately enforceable and the Majority Lenders may, in their absolute discretion, instruct the Canadian Agent or, in respect of any Guarantee held by any Lender directly, such Lender, to take any and all steps in order to enforce and realize upon the Guarantee, in whole or in part.

(b)	The Borrowers’ obligations and liabilities under this Agreement are in no way affected or diminished in the event of any such enforcement of or realization upon any Guarantee by the Canadian Agent or any such Lender.

9.4	Remedies Not Exclusive

The Borrowers and the Guarantors expressly agree that the rights and remedies of the Agents and the Lenders under this Agreement and the Guarantees are cumulative and in addition to, and not in substitution for, any rights or remedies provided by law; any single or partial exercise by an Agent or any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement in this Agreement does not affect its or their rights and does not waive, alter, affect, or prejudice any other right or remedy to which an Agent or the Lenders may be lawfully entitled for the same default or breach. Any waiver by an Agent or any of the Lenders of the strict observance of, performance of or compliance with any term, covenant, condition or agreement of this Agreement, and any indulgence by any Agent or any of the Lenders is not a waiver of that or any subsequent default.

9.5	Set Off

In addition to any rights now or hereafter granted under Applicable Law and not by way of limitation of any such rights, each of the Lenders is authorized during an Event of Default which is continuing, without notice to the Borrowers, any Guarantor or to any other Person, any such notice being expressly waived by the Borrowers and each Guarantor, to set off and to appropriate and to apply any and all deposits, matured or unmatured, general or special and any other indebtedness at any time held by or owing by each of the Lenders to or for the credit of or the account of any of the Borrowers or any Guarantor against and on account of the obligations and liabilities of the Borrowers and the Guarantors due and payable to each of the Lenders under this Agreement, including without limitation, all claims of any nature or description arising out of or connected with this Agreement.

Article 10
– PAYMENTS

10.1	Payments to Agents/Swingline Lenders

(a)	All payments to be made by the Canadian Borrower in connection with this Agreement shall be made in funds having same day value to the Canadian Agent, for its own account or for the account of the Canadian Lenders, at the Toronto-Dominion Bank, International Centre Toronto, For account:

The Toronto-Dominion Bank, 77 King Street West, TD North Tower, 26th Floor, Toronto, Ontario M5K 1A2, SWIFT: [Redacted], Cdn $ Account No: [Redacted], Favor: The Toronto-Dominion Bank, Toronto – Corporate Lending, Ref: FirstService Corporation;

For US $ - Bank of America, 100 West 33rd Street, New York, New York 10001, ABA: [Redacted], SWIFT: [Redacted], US$ Account No: [Redacted], Account with: The Toronto-Dominion Bank, 77 King Street West, TD North Tower, 26th Floor, Toronto, Ontario M5K 1A2, SWIFT: [Redacted], Favor: The Toronto Dominion Bank, Toronto – Corporate Lending, US$ Account No: [Redacted]Ref. FirstService Corporation

or at any other office or account designated by the Canadian Agent. Any such payment shall be made on the date upon which such payment is due, in accordance with the terms hereof, no later than 10:00 a.m. Any such payment shall be a good discharge to the Canadian Borrower for such payment and, if any such payment is for the account of the Lenders, the Canadian Agent shall hold the amount so paid “in trust” for the Lenders until distributed to them in accordance with this Agreement.

(b)	All payments to be made by the U.S. Borrower in connection with this Agreement shall be made in funds having same day value to the U.S. Agent, for the account of the U.S. Lenders:

Bank of America, 100 West 33rd Street, New York, New York 10001, ABA: [Redacted], SWIFT: [Redacted] Account No: [Redacted], Favor: Toronto Dominion (Texas) LLC, 1 Vanderbilt, New York, New York 10017 Ref. FirstService USA

or at any other office or account designated by the U.S. Agent. Any such payment shall be made on the date upon which such payment is due, in accordance with the terms hereof, no later than 10:00 a.m. Any such payment shall be a good discharge to the U.S. Borrower for such payment and, if any such payment is for the account of the U.S. Lenders, the U.S. Agent shall hold the amount so paid “in trust” for the U.S. Lenders until distributed to them in accordance with this Agreement.

(c)	Payments to the Canadian Swingline Lender shall be made directly to the Canadian Swingline Lender as directed by the Canadian Swingline Lender to the Canadian Borrower from time to time and payments to the U.S. Swingline Lender shall be made directly to the U.S. Swingline Lender as directed by the U.S. Swingline Lender to the U.S. Borrower from time to time.

(d)	Whenever a payment is due on a day which is not a Business Day, the day for payment is the following Business Day.

10.2	Payments by Lenders to Agents

All payments to be made by any Lender to an Agent in connection with Borrowings shall be made in funds having same day value to such Agent, for the applicable Borrower’s applicable Cdn.$ or U.S.$ account (unless otherwise specified), at the branch, office or account mentioned in or designated under Section 10.1(a) or (b) and by the time designated therein.

10.3	Payments by Agents to Borrowers

Any payment received by an Agent for the account of a Borrower shall be paid in funds having same day value to such Borrower by such Agent on the date of receipt or, if such date is not a Business Day, on the next Business Day, to the Canadian Borrower’s operating accounts or the U.S. Borrower’s operating account, as the case may be, at the same branch, or to such other accounts as a Borrower may designate.

10.4	Distribution to Lenders and Application of Payments

(a)	Except as otherwise indicated herein, all payments made to an Agent, Swingline Lender or Issuing Bank by a Borrower for the account of the Lenders in connection herewith shall be distributed the same day by such Person in funds having same day value among the Lenders to the accounts last designated in writing by such Lenders respectively to the Agents pro rata, in accordance with their respective Participations with respect to the Loans~~, Bankers’ Acceptances~~  or Letters of Credit in respect of which any such payment is made. In no event shall any Defaulting Lender be entitled to fees held by Agent pursuant to Section 2.5.

(b)	Any amounts so distributed shall be applied by the Lenders in the following order:

(i)	to amounts due pursuant to Article 7 or Article 11;

(ii)	to amounts due pursuant to Article 12

(iii)	to amounts due pursuant to Article 4; and

(iv)	to any other amounts due pursuant to this Agreement.

(c)	Notwithstanding the foregoing, amounts received from any Borrower or Guarantor shall not be applied to any Excluded Swap Obligations of such Borrower or Guarantor.

10.5	No Set Off or Counterclaim

All payments by a Borrower or any Guarantor shall be made free and clear of and without any deduction for or on account of any set off or counterclaim.

10.6	Non Receipt By Agents

Where a sum is to be paid hereunder to an Agent for the account of another party hereto, such Agent shall not be obliged to make the same available to that other party hereto until it has been able to establish that it has actually received such sum, but if it does pay out a sum and it proves to be the case that it had not actually received the sum it paid out, then the party hereto to whom such sum was so made available shall on request ensure that the amount so made available is refunded to such Agent and shall on demand indemnify such Agent against any cost or loss it may have suffered or incurred by reason of its having paid out such sum prior to its having received such sum.

10.7	When Due Date Not Specified

Whenever this Agreement does not provide a date when any amount payable hereunder shall be due and payable such amount shall be due and payable on the fifth (5th) Business Day following written notice or demand for payment thereof by an Agent or any Lender save that nothing hereinbefore provided shall in any way affect or alter the rights and remedies available to the Agents and any Lender under Article 9.

10.8	Agents’ Authority to Debit

In respect of all amounts payable by a Borrower under this Agreement, the Borrowers and each Guarantor hereby authorize and instruct the Agents, as applicable, to debit, from time to time when such amounts are due and payable, the account or accounts designated pursuant to Section 10.3 and all other accounts of the applicable Borrower or Guarantor, whether such accounts are maintained with an Agent or otherwise, for the purpose of satisfying payment thereof.

Article 11
– EXPENSES

11.1	Payment of Expenses

Whether or not an Event of Default exists, the Borrowers shall, jointly and severally:

(a)	pay (i) all reasonable out of pocket expenses of the Agents and the Lenders incurred in the preparation, negotiation, execution and delivery of this Agreement, the Guarantees and all other documents relating hereto including, without limitation, legal fees and out of pocket expenses of Lenders’ Counsel and their agents (but not including separate legal counsel engaged by any particular Lender) and (ii) all other reasonable out-of-pocket expenses of the Agents incurred in connection with the establishment and maintenance of the Facilities including, without limitation, environmental and other consultants’ fees and expenses;

(b)	pay all reasonable out of pocket expenses of the Agents incurred in the amendment or modification of this Agreement or documents (including waivers or consents) relating thereto at a Borrower’s request (whether or not any such amendment or modification is actually consummated) including without limitation, legal fees and out of pocket expenses of Lenders’ Counsel and their agents;

(c)	pay all reasonable out of pocket expenses of the Agents, the Lenders and the Issuing Banks incurred in the enforcement and preservation of any of their rights under this Agreement or any other Loan Document, including, without limitation, legal fees and out of pocket expenses of Lenders’ Counsel or other counsel and their agents; and

(d)	indemnify the Agents, the Lenders and the Issuing Banks from all losses, costs, damages, liabilities and reasonable out-of-pocket expenses:

(i)	incurred by or asserted against any Agent or Lender or Issuing Bank or any Related Party of an Agent or a Lender (each an “Indemnified Party”) by any third party arising out of or in connection with the execution and delivery of this Agreement, the Loan Documents or any of the other documents related or ancillary thereto or non-performance by the parties hereto of their respective obligations hereunder or thereunder and including any losses, claims, damages, liabilities and related expenses incurred by such Indemnified Party as the result of any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory brought by a third party at any time or brought by a Borrower or a Guarantor or any Related Party of a Borrower or a Guarantor following an Event of Default which is continuing;

(ii)	which any Agent or Lender sustains or incurs (including, without limitation, any loss of profit or expenses any Lender incurs by reason of the liquidation or redeployment of deposits or other funds acquired by such Lender to maintain Borrowings or any interest or other charges payable by such Lender to other lenders of funds borrowed in order to make, to fund or to maintain the Loans or to maintain any amount in default) as a consequence of (I) any prepayment (it being understood that the mandatory repayments to be made pursuant to Section 3.1 do not constitute prepayments), (II) any acceleration of the payment of Borrowings pursuant to Section 9.1 or 16.8 or (III) any default by a Borrower under any of the provisions of this Agreement including, without limitation, a failure to borrow on a Drawdown Date ~~or to issue Bankers’ Acceptances on an Acceptance Date~~, a failure to pay interest on, or principal amounts of, the Loans on the dates due, the failure to make a payment on the specified date or the failure to make a payment in accordance with this Agreement or any misrepresentation by a Borrower contained in or delivered in writing in connection with this Agreement; and

(iii)	incurred by the Issuing Banks and the Lenders in connection with any and all actions, proceedings, costs, damages, expenses, taxes (other than taxes on overall net income, assets or capital), claims and demands by reason of or arising in any way whatsoever in connection with the opening, establishing or paying of the amounts payable under Letters of Credit issued at the request of a Borrower or arising in connection with any amounts payable by any Issuing Bank or any Lender thereunder;

provided that such indemnity shall not, as to any Indemnified Party, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final judgment to have resulted from the gross negligence or wilful misconduct of such Indemnified Party.

The certificate of an officer or manager of any Agent or any such Lender setting forth the amount of any such losses, damages, expenses and liabilities shall constitute, absent manifest error, prima facie evidence of any such amount and any Agent shall debit, from any Borrower’s accounts, the amount stipulated in the certificate in accordance with Section 10.8. The affected Agent or Lender shall also provide to the affected Borrower a statement setting out the basis for the calculation of such amount.

11.2	Survival

Without prejudice to the survival or termination of any other agreement of the Borrowers under this Agreement, the obligations of the Borrowers under Section 11.1 survive the repayment of all the Borrowings and the termination of the Commitments.

11.3	Environmental Indemnity

(a)	Subject to the limitations in this Section 11.3, the Borrowers agree to and do hereby, jointly and severally, indemnify and save harmless the Indemnified Parties from and against any and all losses, damages, costs and expenses of any and every nature and kind whatsoever which at any time or from time to time may be paid by or incurred by them (without duplication and net of Tax Recoveries by any of the Indemnified Parties) for, with respect to, or as a direct or indirect result of the disposal, refining, generation, manufacture, production, storage, handling, presence, treatment, transfer, release, processing or transportation of any Hazardous Material in, on or under any property of whatsoever nature or kind of a Borrower, or any Subsidiary thereof, or the discharge, emission, spill or disposal from such property into or upon any land, the atmosphere or any watercourse, body of water or wetland of any Hazardous Material where it has been proven that the source of the Hazardous Material is the said property to the extent that such losses, damages, costs and expenses arise out of the relationship between the Indemnified Parties and a Borrower reflected herein including, without limitation:

(i)	the cost of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter referred to above;

(ii)	any cost, liability or damage arising out of any settlement of any action referred to above to which any Indemnified Party is a party; and

(iii)	costs of any cleanup in connection with any matter referred to above.

(b)	In the event that any claim, action, order, suit or proceeding, including, without limiting the generality of the foregoing, any inquiry or investigation (whether formal or informal) is brought or instituted against any Indemnified Party, the Indemnified Party shall promptly notify the Borrowers and the Borrowers shall promptly retain counsel who shall be reasonably satisfactory to the Indemnified Parties to represent the Indemnified Parties in such claim, action, order, suit or proceeding and the Borrowers shall pay all of the reasonable fees and disbursements of such counsel relating to such claim, action, order, suit or proceeding.

(c)	In any such claim, action, order, suit or proceeding, the Indemnified Parties shall have the rights to retain other counsel to act on their behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Parties unless: (i) the Borrowers and the Indemnified Parties shall have mutually agreed to the retention of such other counsel; or (ii) the named parties to any such claim, action, order, suit or proceeding (including any added, third or impleaded parties) include the Borrowers and the Indemnified Parties and representation of all such parties by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences).

(d)	Notwithstanding anything contained in this Section 11.3, none of the Indemnified Parties shall agree to any settlement of any such claim, action, order, suit or proceeding unless the Borrowers shall have consented in writing thereto, and the Borrowers shall not be liable for any settlement of any such claim, action, order, suit or proceeding unless they have consented in writing thereto. The Borrowers shall be entitled to settle any such claim, action, order, suit or proceeding on any terms it deems appropriate.

(e)	The provisions of this Section 11.3 shall survive the Revolving Facilities Maturity Date, and the repayment of all Borrowings hereunder and the satisfaction by the Borrowers of all other obligations hereunder.

(f)	For the purposes of this Section 11.3, “Tax Recoveries” of any Person in respect of a payment or outlay made or incurred by such Person means the Taxes that would be saved or recovered by such Person and the creation or increase of a loss or credit for Tax purposes which may be used to reduce Taxes payable by such Person.

Article 12
– FEES

12.1	Agency Fee

The Borrowers shall pay to the Agents, the agency fees for acting in the capacity of Administration Agents hereunder contained in the agency fee agreement dated as of June 1, 2015 between the Borrowers and the Agents (which arrangement, the Borrowers and Agents hereby agree, remains in full force and effect and continues in connection with this Agreement).

12.2	Miscellaneous

Fees payable by the Canadian Borrower hereunder shall be debited by the Canadian Agent from the Canadian Borrower’s Cdn.$ account designated under Section 10.3 on the fifth (5th) Business Day of each Quarter and fees payable by the U.S. Borrower to the U.S. Agent shall be sent by the U.S. Borrower by wire transfer to the U.S. Agent’s account designated under Section 10.1(b) on the fifth (5th) Business Day of each Quarter.

Article 13
– THE AGENTS

13.1	Agents

Each Lender hereby appoints each Agent to act as its agent, as specified hereunder, in connection with this Agreement and any matter contemplated hereunder and authorizes irrevocably each Agent for the duration of such appointment to exercise such rights, powers and discretions as are delegated to such Agent pursuant to this Agreement and the other Loan Documents together with all such rights, powers and discretions as are incidental hereto or thereto. Each Agent shall have only those duties and responsibilities which are expressly specified in this Agreement and the other Loan Documents, and it may perform such duties by or through its agents or employees. This Agreement and the other Loan Documents shall not place any Agent under any fiduciary duties in respect of any Lender. Each Agent and any other Person to whom an Agent may delegate duties or responsibilities as permitted under Section 13.2(h) shall enjoy the same benefits, rights and protections as those provided to the Agents under this Article “mutatis mutandis”.

13.2	Agents’ Responsibility

Each Agent may:

(a)	assume, until it is notified in writing or has actual notice or actual knowledge to the contrary, that:

(i)	any representation made by a Borrower or any of its Subsidiaries in or in connection with any of this Agreement, any Loan Document, any notice or other document, instrument or certificate is true;

(ii)	no Event of Default has occurred; and

(iii)	each Borrower or a Subsidiary of a Borrower is not in breach of or in default under, its obligations under any of this Agreement or any other Loan Document;

and each Agent may also:

(b)	unless such Agent has actual knowledge or actual notice to the contrary, assume that each Lender’s address is that identified with its signature below until it has received from such Lender a notice designating some other office of such Lender as its address and act upon any such notice until the same is superseded by a further such notice;

(c)	engage and pay for the advice or services of any lawyers, accountants or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained;

(d)	unless such Agent has actual knowledge or actual notice to the contrary, rely as to matters of fact which might reasonably be expected to be within the knowledge of a Borrower or any Subsidiary of a Borrower upon a statement signed by or on behalf of a Borrower or any Subsidiary of a Borrower;

(e)	unless such Agent has actual knowledge or actual notice to the contrary, rely upon any communication or document believed by it to be genuine;

(f)	refrain from exercising any right, power or discretion vested in it under this Agreement or any other Loan Document unless and until instructed by the Majority Lenders as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised;

(g)	refrain from exercising any right, power or discretion vested in it which would or might in its opinion be contrary to any law of any jurisdiction or any directive or otherwise render it liable to any Person, and may do anything which is in its opinion necessary to comply with any such law or directive;

(h)	retain for its own benefit, and without liability to account for, any fee or other sum receivable by it for its own account;

(i)	accept deposits from, lend money to, provide any advisory or other services to or engage in any kind of banking or other business with any party (including any Affiliate thereof) to this Agreement; and

(j)	refrain from acting in accordance with any instructions of the Majority Lenders to begin any legal action or proceeding arising out of or in connection with any of this Agreement ~~or any Bankers’ Acceptance~~ until it shall have received such security as it may require (whether by way of payment in advance or otherwise) against all costs, claims, expenses (including legal fees) and liabilities which it will or may expend or incur in complying with such instruction.

13.3	Agents’ Duties

Each Agent shall:

(a)	promptly upon receipt thereof, inform each Lender of the contents of any notice, document, request or other information received by it in its capacity as an Agent hereunder from a Borrower or any Subsidiary of a Borrower;

(b)	promptly notify each Lender of the occurrence of any Event of Default or any Default by a Borrower or a Guarantor in the due performance of its obligations under this Agreement or any document incidental thereto to which it is expressed to be a party and of which the Agent has actual knowledge or actual notice;

(c)	each time the Borrowers request the prior written consent of the Majority Lenders, use its best efforts to obtain and communicate to the Borrowers the response of the Majority Lenders in a reasonable and timely manner having due regard to the nature and circumstances of the request;

(d)	subject to the foregoing provisions of this Section 13.3 and to Section 13.8, act in accordance with any instructions given to it by the Majority Lenders and, in particular, only take steps to enforce upon the Guarantees in accordance with the instructions or delegated authority of the Majority Lenders; and

(e)	if so instructed by the Majority Lenders, refrain from exercising any right, power or discretion vested in it under this Agreement, any other Loan Document or any document incidental thereto.

13.4	Protection of Agents

Notwithstanding anything to the contrary expressed or implied herein, each of the Agents shall not:

(a)	be bound to enquire as to:

(i)	whether any representation made by a Borrower, a Guarantor or any of their Subsidiaries in or in connection with this Agreement, any other Loan Document or any document incidental thereto is true;

(ii)	the occurrence or otherwise of any Event of Default;

(iii)	the performance by a Borrower, a Guarantor or any of their Subsidiaries of its obligations under any of this Agreement, any other Loan Document or any document incidental thereto;

(iv)	any breach of or default by a Borrower, a Guarantor or any of their Subsidiaries of or under its obligations under this Agreement, any other Loan Document or any document incidental thereto; or

(v)	the use or application by a Borrower of any of the proceeds of the Facilities;

(b)	be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account;

(c)	be bound to disclose to any Person any information relating to a Borrower or a Guarantor if such disclosure would or might in its opinion constitute a breach of any law or regulation or be otherwise actionable at the suit of any Person; or

(d)	accept any responsibility for the accuracy and/or completeness of any information supplied in connection herewith or for the legality, validity, effectiveness, adequacy or enforceability of this Agreement~~, any Bankers’ Acceptance~~, any Loan Document or any document incidental hereto or thereto and no Agent shall be under any liability to any Lender as a result of taking or omitting to take any action in relation to this Agreement, any ~~Bankers’ Acceptance, any~~ Loan Document or any document incidental hereto or thereto save in the case of gross negligence or wilful misconduct, and each of the Lenders agrees that it will not assert or seek to assert against any director, officer, employee or agent of any Agent any claim it might have against any of them in respect of the matters referred to in this Section 13.4.

13.5	Indemnification of Agents

Each Lender shall, on demand by an Agent or Issuing Bank, as applicable, indemnify such Agent or Issuing Bank pro rata in accordance with such Lender’s Participation at the time of such demand against any and all costs, claims, reasonable expenses (including legal fees) and liabilities which such Agent or Issuing Bank may incur (and which have not been reimbursed by a Borrower), otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as an Agent or Issuing Bank under this Agreement, any ~~Bankers’ Acceptance, any~~ Loan Document or any document incidental hereto or thereto.

13.6	Termination or Resignation of Agent

(a)	Notwithstanding the appointment of an Agent, the Majority Lenders may (with the consent of the Canadian Borrower prior to an Event of Default and without requiring such consent after the occurrence of an Event of Default which is continuing; such consent not to be unreasonably withheld or delayed), upon giving an Agent 90 days prior written notice to such effect, terminate an Agent’s appointment hereunder.

(b)	An Agent may resign its appointment hereunder at any time without assigning any reason therefor by giving written notice to such effect to each of the other parties hereto.

(c)	In the event of any such termination or resignation, the Majority Lenders shall appoint a successor Agent (with the consent of the Canadian Borrower prior to an Event of Default and without requiring such consent after the occurrence of an Event of Default which is continuing, such consent not to be unreasonably withheld or delayed). The Canadian Agent or the U.S. Agent, as the case may be, (if it is the Agent being replaced) shall deliver copies of the Accounts to such successor and the retiring Agent shall be discharged from any further obligation hereunder but shall remain entitled to the benefit of the provisions of this Article 13 and the Agent’s successor and each of the other parties hereto shall have the same rights and obligations among themselves as they would have had if such successor originally had been a party hereto as an Agent.

13.7	Rights of an Agent as Lender

With respect to its Commitment and its Participation, and ~~to Bankers’ Acceptances and~~ Letters of Credit, an Agent shall have the same rights and powers under this Agreement ~~and any Bankers’ Acceptances~~ as any other Lender, and it may exercise such rights and powers as though it were not performing the duties and functions delegated to it as an Agent hereunder, and the term “Lender” or any other similar term shall, unless the context otherwise requires, include any Agent in its capacity as a Lender.

13.8	Authorized Waivers, Variations and Omissions

If so authorized in writing by the Majority Lenders, the Canadian Agent may grant waivers, consents, vary the terms of this Agreement and do or omit to do all acts and things in connection herewith or therewith. Except with the prior written agreement of all the Lenders (excluding (i) 13.8(c), and (ii) Defaulting Lenders but, subject to subsection 14.3(d), including Defaulting Lenders in subsections 13.8(a), (b), (c), and (h) only), nothing in this Section 13.8 shall:

(a)	authorize any decrease in the ~~Acceptance Fee~~CORRA Margin, the SOFR Margin, the Letter of Credit Fee, the Prime Rate Margin, the U.S. Base Rate Margin, the U.S. Prime Rate Margin or the Commitment Fees (for certainty, any amendment required to replace SOFR or ~~CDOR~~CORRA upon SOFR or ~~CDOR~~CORRA ceasing to be an available interest rate shall only require Majority Lenders’ approval);

(b)	authorize any extension of the date for, or alteration in the amount, currency or mode of calculation or computation of any payment of principal or interest or other amount;

(c)	authorize any increase in the Commitment of a Lender or subject any Lender to any additional obligations hereunder (without the written consent of such Lender);

(d)	authorize any change in the terms of Article 9;

(e)	authorize any change in the terms of Sections 2.2(b) or 2.2(d) or any component definitions thereof (without the written consent of the Canadian Swingline Lender or the U.S. Swingline Lender, as applicable);

(f)	authorize any change in the terms of Section 2.11 or any component definition thereof (without the consent of the applicable Issuing Bank);

(g)	authorize any change in the definition of Majority Lenders;

(h)	authorize the release or discharge of a Borrower or a Guarantor; provided however and notwithstanding the foregoing, the Canadian Agent may, without the consent of the Lenders, (i) grant partial releases and discharges of a Guarantee in connection with any sale, lease, transfer, assignment, disposition or conveyance by the Canadian Borrower and/or any of its Subsidiaries of properties or assets permitted under Section 8.2(l), Section 8.3(a) or Section 8.3(e); and (ii) as may be required as the result of the Borrowers and Guarantors no longer being required to deliver security as contemplated in this Agreement;

(i)	authorize any amendments to this Section 13.8 or Section 10.4; or

(j)	require any Lender to fund its Participation with respect to an acquisition of an Acquisition Entity by way of a hostile takeover which may otherwise be agreed to by the Majority Lenders.

13.9	Financial Information Concerning the Borrowers or Guarantors

Subject to Section 13.3(a), no Agent shall have any duty or responsibility either initially or on a continuing basis to provide any Lender with any credit or other information with respect to the financial condition and affairs of the Borrowers or Guarantors.

13.10	Knowledge of Financial Situation of Borrowers

Each of the Lenders represents and warrants to the Agents that it has made its own independent investigation of the financial condition and affairs of the Borrowers and each Guarantor in connection with the making and continuation of its Participation in this Agreement and that it has not relied on any information provided to it by any Agent in connection herewith or therewith, and each represents and warrants to the Agents that it shall continue to make its own appraisal of the creditworthiness of the Borrowers and the Guarantors from time to time.

13.11	Legal Proceedings

No Agent shall be obligated to take any legal proceedings against a Borrower or any other Person for the recovery of any amount due under this Agreement~~,~~ or the Loan Documents ~~or under any Bankers’ Acceptances~~. No Lender shall bring legal proceedings against a Borrower, any Guarantor or Subsidiary hereunder or in connection herewith, or exercise any right arising hereunder or in connection herewith over the property and assets of a Borrower, any Guarantor or any Subsidiary, without the prior written consent of the Majority Lenders.

13.12	Capacity as Agent

In performing its functions and duties under this Agreement or under any other Loan Document, each Agent shall act solely as the agent of the Lenders and shall not assume, and shall not be deemed to have assumed, any obligation as agent or trustee for a Borrower or any other Person. No Agent shall be under any liability or responsibility of any kind to the Borrowers, the Lenders or to any other Person arising out of or in relation to any failure or delay in performance or breach by any Lender or Lenders or, as the case may be, by the Borrowers, any Guarantor or any other Person (other than such Agent in respect of its own gross negligence or wilful misconduct) pursuant to or in any way in connection with this Agreement or in connection with any other Loan Document.

13.13	Deposits or Loans Respecting the Borrowers

Each Agent and each of the Lenders may accept deposits from, lend money to and generally engage in any kind of banking or other business with the Borrowers or the Guarantors without liability to account to any Agent or any Lender.

13.14	Separate Collateral Agent

It is the intent of the parties that there shall be no violation of any Applicable Law denying or restricting the right of financial institutions to transact business in any jurisdiction. If an Agent believes that it may be limited in the exercise of any rights or remedies under the Loan Documents due to any Applicable Law, such Agent may appoint an additional Person who is not so limited, as a separate security trustee, collateral agent or co-collateral agent. If an Agent so appoints a security trustee, collateral agent or co-collateral agent, each right and remedy intended to be available to the Agent under the Loan Documents shall also be vested in such separate agent. The Lenders, Agents and Issuing Banks shall execute and deliver such documents as the Agent deems appropriate to vest any rights or remedies in such agent. If any security trustee, collateral agent or co-collateral agent shall die or dissolve, become incapable of acting, resign or be removed, then all the rights and remedies of such agent, to the extent permitted by Applicable Law, shall vest in and be exercised by the Agent until appointment of a new agent.

13.15	Agent Titles

Each Lender, other than The Toronto-Dominion Bank and Toronto Dominion (Texas) LLC, that is designated (on the cover page of this Agreement or otherwise) by The Toronto-Dominion Bank as an “Agent” or “Arranger” of any type shall not have any right, power, responsibility or duty under any Loan Documents other than those applicable to all Lenders, and shall in no event be deemed to have any fiduciary relationship with any other Lender.

13.16	Erroneous Payments.

(a)	If the Administration Agent notifies a Lender or Issuing Bank, or any Person who has received funds on behalf of such Lender or Issuing Bank (any such Lender or Issuing Bank or other recipient, a “Payment Recipient”) that the Administration Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds received by such Payment Recipient from the Administration Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or Issuing Bank or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administration Agent and shall be held in trust for the benefit of the Administration Agent, and such Lender or Issuing Bank shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than five (5) Business Days thereafter, return to the Administration Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administration Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by the Administration Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administration Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

(b)	Without limiting immediately preceding clause (a), each Lender, Issuing Bank, or any Person who has received funds on behalf of such Lender or Issuing Bank, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administration Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administration Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administration Agent (or any of its Affiliates), or (z) that such Lender, Issuing Bank, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

(i)	(A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent written confirmation from the Administration Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)	such Lender or Issuing Bank shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one (1) Business Day of its knowledge of such error) notify the Administration Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administration Agent pursuant to this Section 13.16(b).

(c)	Each Lender or Issuing Bank hereby authorizes the Administration Agent to set off, net and apply any and all amounts at any time owing to such Lender or Issuing Bank under any Loan Document against any amount due to the Administration Agent under immediately preceding clause (a) or under the indemnification provisions of this Agreement.

(d)	In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administration Agent for any reason, after demand therefor by the Administration Agent in accordance with immediately preceding clause (a), from any Lender or Issuing Bank that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administration Agent’s notice to such Lender or Issuing Lender at any time, (i) such Lender or Issuing Bank shall be deemed to have assigned its Loans (but not its Commitments) of the relevant class with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administration Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administration Agent in such instance), and is hereby (together with the Borrowers) deemed to execute and deliver a Transfer Certificate (or, to the extent applicable, an agreement incorporating a Transfer Certificate by reference pursuant to an electronic platform as to which the Administration Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender or Issuing Bank shall deliver any notes evidencing such Loans to the Borrowers or the Administration Agent, (ii) the Administration Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Administration Agent as the assignee Lender shall become a Lender or Issuing Bank, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender or assigning Issuing Bank shall cease to be a Lender or Issuing Bank, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender or assigning Issuing Bank and (iv) the Administration Agent may reflect in the register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. The Administration Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender or Issuing Bank shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administration Agent shall retain all other rights, remedies and claims against such Lender or Issuing Bank (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender or Issuing Bank and such Commitments shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Administration Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administration Agent may be equitably subrogated, the Administration Agent shall be contractually subrogated to all the rights and interests of the applicable Lender or Issuing Bank under the Loan Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).

(e)	The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrowers or any other Guarantor, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administration Agent from the Borrowers or any other Guarantor for the purpose of making such Erroneous Payment.

(f)	To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administration Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(g)	Each party’s obligations, agreements and waivers under this Section 13.16 shall survive the resignation or replacement of the Administration Agent, any transfer of rights or obligations by, or the replacement of, a Lender or Issuing Bank, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

Article 14
– ASSIGNMENTS AND TRANSFERS

14.1	Benefit of Agreement

This Agreement shall be binding upon and enure to the benefit of each party hereto and its successors and permitted assigns.

14.2	Assignments and Transfers by a Borrower or a Guarantor

No Borrower nor Guarantor shall be entitled to assign or transfer all or any of its rights, benefits and obligations hereunder.

14.3	Assignments and Transfers by a Lender

(a)	Subject to Section 14.4, any Lender may, at its cost, assign or transfer:

(i)	to an affiliate of such Lender at any time; and

(ii)	with:

(A)	the consent of the Canadian Agent with respect to a Canadian Lender, the U.S. Agent with respect to a U.S. Lender and the Issuing Bank and the Swingline Lenders (which consents shall not be unreasonably withheld or delayed); and

(B)	(unless there exists an Event of Default) the consent of the Canadian Borrower (which shall not be unreasonably withheld or delayed)

and upon such terms and conditions as such Lender shall determine, all or any portion of its rights, benefits and/or obligations hereunder in relation to a portion of such Lender’s Commitment of not less than, with respect to the Canadian Facilities, U.S.$2,500,000 and with respect to the U.S. Facilities, U.S.$2,500,000, to an assignee or a transferee which in the case of assignments by a Canadian Lender is hereinafter referenced to as a “Canadian Assignee” and in the case of assignments by a U.S. Lender, is a Person which can comply with the provisions of Section 7.9(a) of this Agreement and provides evidence thereof satisfactory to the U.S. Borrower acting reasonably and is in the business of making loans (a “U.S. Assignee”); provided that in the case of an assignment or transfer by a Canadian Lender or all or any portion of its Canadian Revolving Facility Commitment or its Canadian Swingline Commitment there is a corresponding assignment of transfer by the related U.S. Lender (which may, in certain circumstances, be the same institution) to a U.S. Assignee related to the Canadian Assignee (which may, in certain circumstances, be the same institution) of an amount which bears the same proportion to the related U.S. Lender’s Commitment as the amount assigned or transferred by the Canadian Lender bears to the Canadian Lender’s Commitment, and vice versa in the case of an assignment or transfer by a U.S. Lender.

(b)	Where obligations of any Lender are so assigned or transferred, the assignee or transferee shall confirm in writing to the Borrowers, the Issuing Bank, the Swingline Lenders and the Canadian Agent and the U.S. Agent, as the case may be, prior to such assignment or transfer taking effect, that it shall be bound towards the Borrowers and the Agents by the terms hereof relating to such obligations. On the assignment and transfer being made and such written confirmation, as aforesaid, being delivered to the Borrowers and such Agent and Issuing Bank and Swingline Lenders, such Lender shall be relieved of its obligations to the extent of such assignment or transfer thereof and such assignee or transferee shall become a Lender for all purposes of this Agreement and the related documents and transactions provided herein or contemplated thereby to the extent of such assigned or transferred interest on the earlier of (i) fifth (5th) Business Day following receipt by the Issuing Bank and the Swingline Lenders and the Canadian Agent or the U.S. Agent, as applicable, of the confirmation of assignment and (ii) the date agreed to by such recipients.

(c)	In connection with any assignment by a Defaulting Lender, such assignment shall be effective only upon payment by the assignee (permitted above) or Defaulting Lender to the Agent of an aggregate amount sufficient, upon distribution (through direct payment, purchases of participations or other compensating actions as the Agent deems appropriate), (a) to satisfy all funding and payment liabilities then owing by the Defaulting Lender hereunder, and (b) to acquire its Participation of all Loans and Letter of Credit obligations. If an assignment by a Defaulting Lender shall become effective under Applicable Law for any reason without compliance with the foregoing sentence, then the assignee shall be deemed a Defaulting Lender for all purposes until such compliance occurs.

(d)	If a Lender (a) fails to give its consent to any amendment, waiver or action for which consent of all Lenders was required and Majority Lenders consented, or (b) is a Defaulting Lender, then, in addition to any other rights and remedies that any Person may have, the Agent or Canadian Borrower may, by notice to such Lender within 120 days after such event, require such Lender to assign all of its rights and obligations under the Loan Documents to one or more eligible assignees, identified in Section 14.3, pursuant to appropriate documentation, within 20 days after the notice. The Agent is irrevocably appointed as attorney-in-fact to execute any such documentation if the Lender fails to execute it. Such Lender shall be entitled to receive, in cash, concurrently with such assignment, all amounts owed to it under the Loan Documents at par, including all principal, interest and fees through the date of assignment (but excluding any prepayment charge).

14.4	Transfer Certificate

If any Lender wishes to assign or transfer all or any of its rights, benefits and obligations hereunder in accordance with Section 14.3, then such assignment or transfer shall be effected by the delivery by such Lender to the Canadian Agent, the U.S. Agent, the Issuing Bank, the Swingline Lenders and the Borrowers of a duly completed and executed Transfer Certificate whereupon, to the extent that in such Transfer Certificate the Lenders party thereto seeks to assign or transfer its rights and obligations hereunder:

(a)	the applicable Borrower(s) and such Lender shall each be released from further obligations to the other hereunder, and their respective rights against each other shall be cancelled (such rights and obligations being referred to in this Section 14.4 as “discharged rights and obligations”);

(b)	the applicable Borrower(s) and the Transferee party thereto shall each assume obligations towards and acquire rights in respect of each other which differ from the discharged rights and obligations only insofar as the obligations so assumed and the rights so acquired by the Borrowers are owed to and constituted by claims against such Transferee and not such Lender, so that the Borrowers and the Transferee shall have the same rights and obligations towards each other which they would have acquired had the Transferee been an original party hereto;

(c)	the Agents, the Transferee and the other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the Transferee been an original party hereto with the obligations assumed and the rights acquired by it as a result of such assignment or transfer.

(d)	the amounts payable by any Borrower under this Agreement shall not increase, in respect of withholding on account of taxes, as a result of any such assignment or transfer.

14.5	Notice

The Canadian Agent or the U.S. Agent, as the case may be, shall notify promptly the appropriate parties hereto of the receipt by it of any Transfer Certificate, and shall promptly deliver a copy of such Transfer Certificate to the Borrowers.

14.6	Sub-Participations

Any Lender may, at its own cost, grant one or more sub-participations in all or any portion of its rights, benefits and/or obligations hereunder to third parties, without the consent of the Borrowers, and upon such terms and conditions as such Lender shall determine, provided that, notwithstanding any such sub-participation, such Lender shall remain, in so far as the other parties hereto are concerned, entitled to its rights and benefits hereunder and bound by its obligations hereunder and the Borrowers, the other Lenders and the Agents shall not be obliged to recognize any such third party as having the rights against any of them which it would have if it had been a party hereto, and provided further that in the case of any sub participation by a Canadian Lender to a Canadian participant (a “Canadian Participant”), there shall be a corresponding sub participation by the related U.S. Lender (which may in certain circumstances be the same institution) to a U.S. participant (a “U.S. Participant”) related to the Canadian Participant of an amount which has the same proportion to the related U.S. Lender’s Commitment as the amount sub participated by the Canadian Lender has to the Canadian Lender’s Commitment, and vice versa in the case of sub participation by a U.S. Lender. For greater certainty, the Borrowers shall not be obligated to pay, in respect of any rights, benefits and/or obligations in which a Lender has granted one or more such sub-participations, to such Lender or to any sub-participant thereof any amount(s) pursuant to Article 7 of this Agreement which is (are) greater than the amount(s), if any, which the Borrowers would otherwise have been obligated to pay in respect of such rights, benefits and/or obligations to such Lender, had such sub-participation(s) not been granted. Notwithstanding anything to the contrary herein, no participation may be made to a Borrower, any Affiliate of a Borrower, natural persons (or holding companies, investment vehicles, or trusts for, or owned and operated for the primary benefit of, natural persons), or Defaulting Lenders.

Each Lender who has granted a participation to a Participant shall not be required to obtain the consent of such Participant to any amendment, waiver or other modification of any Loan Documents other than that which forgives principal, interest or fees, reduces the stated interest rate or fees payable with respect to any Loan or Commitment in which such Participant has an interest, postpones the Revolving Facilities Maturity Date, or any date fixed for any regularly scheduled payment of principal, interest or fees on such Loan or Commitment, or releases any Borrower, Guarantor or substantial portion of the Collateral.

14.7	Disclosure

Each Lender is hereby authorized by the Borrowers and each Guarantor to disclose to any proposed assignee, Transferee or sub-participant information in such Lender’s possession relating to the Borrowers and each Guarantor provided that such proposed assignee, transferee or sub-participant shall have executed and delivered to such Lender a written undertaking to keep confidential any such information which is not publicly available.

14.8	Assignment to Federal Reserve Bank

Notwithstanding anything to the contrary provided herein, without seeking or obtaining the consent of any party, any U.S. Lender may at any time assign and transfer all or any portion of its rights under this Agreement and any promissory notes issued to such U.S. Lender hereunder to a Federal Reserve Bank in the United States. No such assignment shall release such Lender from its obligations hereunder.

Article 15
– GOVERNING LAW,
COURTS AND JUDGMENT CURRENCY

15.1	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

15.2	Courts

Any legal action or proceeding with respect to this Agreement or any other Loan Document against a Borrower or Guarantor may be brought in the courts of the Province of Ontario, which courts the parties hereto acknowledge irrevocably to be a convenient forum for the resolution of any such legal action or proceeding. Each Borrower and each Guarantor hereby accepts, for itself and in respect of its assets and revenues, generally and unconditionally the non-exclusive jurisdiction of the aforesaid courts.

Each Guarantor domiciled and or resident in the U.S. and U.S. Borrower hereby irrevocably designate and appoint the Canadian Borrower (the “Process Agent”) at its registered office from time to time and of which the Canadian Agent shall have been notified, which office is currently located at 77 King Street West, Suite 3000, P.O. Box 95, TD Centre North Tower, Toronto, ON M5K 1G8, as the authorized agent of U.S. Borrower and each such Guarantor upon which process may be served in any suit or proceeding arising out of or in connection with this Agreement or other Loan Document relating hereto or thereto which may be instituted in the Province of Ontario and agrees that service of process on the Process Agent together with written notice of such service to U.S. Borrower or such Guarantor by the Person serving the same shall, to the extent permitted by law, be deemed in every respect to be effective service of process on U.S. Borrower or such Guarantor, as the case may be. Notwithstanding the address noted on the execution pages hereof, process may be served on a Borrower at its registered office. However, nothing in this Section 15.2 shall affect the right of any Agent or Lender to serve legal process in any other manner permitted by law or affect the right of any Agent or Lender to bring any action or proceeding against a Borrower or Guarantor or their properties in the courts of any other jurisdiction including, without limitation the State of New York.

15.3	Judgment Currency

(a)	If for the purpose of obtaining judgment in any court it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applied shall be that at which, in accordance with normal banking procedures, a Lender could purchase, in the Toronto foreign exchange market, the Original Currency with the Second Currency on the date 2 Business Days preceding that on which judgment is given. Each Borrower and each Guarantor agrees that its obligation in respect of any Original Currency due from it to any Lender hereunder shall, notwithstanding any judgment or payment in such other currency, be discharged only to the extent that, on the Business Day following the date such Lender receives payment of any sum so adjudged to be due hereunder in the Second Currency such Lender may, in accordance with normal banking procedures, purchase, in the Toronto foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased or could have been so purchased is less than the amount originally due in the Original Currency, each Borrower and each Guarantor agrees as a separate obligation and notwithstanding any such payment or judgment to indemnify such Lender against such loss.

(b)	The term “rate of exchange” in this Section 15.3 means the spot rate at which the Lender in accordance with normal practices is able on the relevant date to purchase the Original Currency with the Second Currency and includes any premium and costs of exchange payable in connection with such purchase.

Article 16
– MISCELLANEOUS

16.1	Equal Ranking of Lenders

The Lenders, and to the extent necessary the Borrowers, agree that any indebtedness of a Borrower towards any of the Agents and any of the Lenders:

(a)	hereunder (including Banking Services); and

(b)	under Permitted Hedging Agreements (i) for so long as such Lender remains a Lender hereunder or (ii) in respect of a Lender who is no longer a Lender hereunder, provided that such Permitted Hedging Agreement was entered into with such Lender (or an Affiliate of such Lender) when such Lender was a Lender hereunder, are Obligations and shall be recoverable by the Agents in accordance with the terms of this Agreement and the Loan Documents and all such obligations shall rank equally without preference or distinction with the indebtedness of a Borrower towards any Lender hereunder (including Banking Services) or under any Permitted Hedging Agreements.

16.2	Sharing of Information

Each Borrower and each Guarantor agree that the Agents and the Lenders may share amongst themselves any information which any of them may possess concerning any Borrower or Guarantor, as the case may be, in respect of a Borrower’s or a Guarantor’s undertakings, obligations or indebtedness towards any Lender pursuant to this Agreement as well as any payment received from a Borrower or a Guarantor by any Lender pursuant to this Agreement.

16.3	Severability

If any of the provisions of this Agreement, any Article~~,~~ or any Section ~~or any Bankers’ Acceptance~~ shall be unenforceable or invalid in any jurisdiction, the validity and enforceability of such provisions in any other jurisdiction shall not be impaired thereby nor shall the enforceability and validity of any other provisions of this Agreement, any Article~~,~~ or any Section ~~or any Bankers’ Acceptance~~ be impaired thereby.

16.4	Remedies and Waivers

No failure to exercise, and no delay in exercising, on the part of the Agents or the Lenders or any of them, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

16.5	Direct Obligation

Notwithstanding any other provision hereof, the Borrowers shall be obligated directly towards the Agents and each of the Lenders in respect of the Participation of each of the Lenders which are made available to such Borrower as well as any other amounts which may be payable by the Borrowers pursuant to or in connection with this Agreement or any Borrowings. The obligations of each of the Lenders are independent from one another, are not joint and several, and may not be increased, reduced, extinguished or otherwise affected due to the default of another Lender pursuant hereto. Any default of any party hereto in the performance of its obligations shall not release any of the other parties hereto from the performance of any of its respective obligations.

16.6	Notices

The following provisions shall govern in respect of notices or communications contemplated hereunder:

(a)	unless otherwise stated, each communication to be made hereunder shall be made in writing;

(b)	all communications or notices to be made to:

(i)	any Borrower, shall be made to the Canadian Borrower, as provided in Section 16.6(c); and

(ii)	a Guarantor, shall be made to such Guarantor with a copy to the Canadian Borrower, as provided in Section 16.6(c);

(c)	subject to Section 16.6(b) and to an Agent’s irrevocable right to deliver communications or notices to the Canadian Borrower’s address specified in Section 15.2, any written communication or document to be made or delivered by one party to another pursuant to this Agreement shall (unless otherwise specified herein or that other party has by notice to the Agent specified another address or facsimile number) be made or delivered to that other Person at the address, facsimile number or email address identified with its signature below and shall in any event be deemed to have been made or delivered or (in the case of any other form of written communication) when left at that address or otherwise received or, as the case may be, 10 days after being deposited in the post first class postage prepaid in an envelope addressed to it at that address, provided that any communication or document to be made or delivered to any Agent shall be effective only when received by such Agent; it is agreed that parties shall not send communications by mail or postal service when there is an actual or likely pending strike or similar disruption of mail or postal services;

(d)	subject to Section 16.6(b), where any provision of this Agreement specifically contemplates telephone communication, such communication shall (unless otherwise specified herein or that other party has by written notice to the Agents specified another telephone number) be made to that other party at the telephone number identified with its signature below; each such telephone communication shall be expressed to be for the attention of the officer whose name has been identified with its signature below; and

(e)	each party hereto shall confirm promptly by writing any telephone communication made by it to another party pursuant to this Agreement, however the absence of such confirmation shall not affect the validity of such communication.

16.7	Counterparts

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

16.8	Calculation/Limit on Rate of Interest

(a)	for purposes of this agreement whenever interest is to be paid on a basis of a year of less than a calendar year (the “calculation period”) the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent, is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the calculation period.

(b)	Notwithstanding any provision contained in this Agreement, the Borrowers shall not be obliged to make any payments of interest or other amounts payable to a Lender hereunder in excess of the amount or rate which would be prohibited by Applicable Law or would result in the receipt by a Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada) or other Applicable Law).

(c)	In the event that any such payments are limited or prohibited as provided in Section 16.8(a), the Lenders shall have no further obligation to make any Borrowings available hereunder and the entire amount of Borrowings then outstanding shall become immediately due and payable.

(d)	Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under Applicable Law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with Applicable Law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Rate to the date of repayment, shall have been received by such Lender.

16.9	USA Patriot Act Notice

Each Lender, as applicable, hereby notifies the Borrowers that pursuant to the requirements of the USA Patriot Act (Title III of Pub.: 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify, and record information that identifies each Borrower, which information includes the name of each Borrower and Guarantor and other information that will allow such Lender to identify each Borrower and Guarantor in accordance with the Patriot Act, and the Borrowers agree to provide such information from time to time to any Lender.

16.10	Canadian Anti-Money Laundering Legislation.

(a)	Each Borrower and Guarantor acknowledges that, pursuant to the Proceeds of Crime Act and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders may be required to obtain, verify and record information regarding the Borrowers and Guarantors and their respective directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrowers and Guarantors, and the transactions contemplated hereby. Each Borrower and Guarantor shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or any prospective assignee or participant of a Lender, any Issuing Bank or any Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(b)	If the Agent has ascertained the identity of any Borrower and Guarantor or any authorized signatories of the Borrowers and Guarantors for the purposes of applicable AML Legislation, then the Agent:

(i)	shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Agent within the meaning of the applicable AML Legislation; and

(ii)	shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that neither the Agent has any obligation to ascertain the identity of the Borrowers and Guarantors or any authorized signatories of the Borrowers and Guarantors on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from any Borrower and Guarantor or any such authorized signatory in doing so.

16.11	Acknowledgement and Consent to Bail-In of EEA Financial Institutions

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)	the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)	a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

16.12	Acknowledgement Regarding Any Supported QFCs.

To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Interest Rate Hedge or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a)	In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)	As used in this Section 16.12, the following terms have the following meanings:

(A)	“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

(B)	“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(C)	“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(D)	“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

16.13	Trial By Jury

EACH OF THE BORROWERS, THE GUARANTORS AND THE AGENTS IRREVOCABLY WAIVES ITS RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE OTHER LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY OR ANY AGENT RELATED PERSON, PARTICIPANT OR ASSIGNEE, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. EACH OF THE BORROWERS, THE GUARANTORS AND THE AGENTS AGREES THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION 16.13 AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS OR ANY PROVISION HEREOF OR THEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS.

Article 17
AMENDMENT AND RESTATEMENT

This Agreement amends and restates in its entirety the First ARCA (as amended) as of the Effective Date and upon the effectiveness of this Agreement, the terms and provisions of the First ARCA (as amended) shall be superseded hereby. As of the Effective Date, all references to the “Credit Agreement” (or words of similar meaning) contained in the Loan Documents delivered in connection with the First ARCA (as amended) shall, and shall be deemed to, refer to this Agreement. Notwithstanding the amendment and restatement of the First ARCA (as amended) by this Agreement, the Obligations of the Original Credit Parties and the additional Guarantors outstanding under the First ARCA (as amended) as of the Effective Date shall remain outstanding and shall constitute continuing Obligations and shall continue as such under this Agreement and shall not be deemed to evidence or result in a novation or repayment and re-borrowing of such Obligations.

(Signature pages follow)

~~AS WITNESS the hands of the duly authorized representatives of the parties hereto on the execution pages hereof as of the day and year first before written.~~

~~FIRSTSERVICE CORPORATION, as Canadian Borrower~~

~~Per:~~
~~Name:~~
~~Title:~~

~~FIRSTSERVICE (USA), INC., as U.S. Borrower~~

~~Per:~~
~~Name:~~
~~Title:~~
~~I have the authority to bind the Corporation~~

~~FIRSTSERVICE CAM HOLDINGS, INC., as a Guarantor~~

~~Per:~~
~~Name:~~
~~Title:~~
~~I have the authority to bind the Corporation~~

~~FirstService restoration, INC., as a Guarantor~~

~~Per:~~
~~Name:~~
~~Title:~~
~~I have the authority to bind the Corporation~~

~~FirstService Residential, Inc., as a Guarantor~~

~~Per:~~
~~Name:~~
~~Title:~~
~~I have the authority to bind the Corporation~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~FirstService Residential FLORIDA, Inc., as a Guarantor~~

~~Per:~~
~~Name:~~
~~Title:~~
~~I have the authority to bind the Corporation~~

~~FSRM (NV), Inc., as a Guarantor~~
~~Per:~~
~~Name:~~
~~Title:~~
~~I have the authority to bind the Corporation~~

~~FirstService Residential, Nevada, LLC, as a Guarantor~~
~~Per:~~
~~Name:~~
~~Title:~~
~~I have the authority to bind the LLC~~

~~The Merit Companies, LLC, as a Guarantor~~

~~Per:~~
~~Name:~~
~~Title:~~
~~I have the authority to bind the LLC~~

~~FirstService Residential California, LLC, as a Guarantor~~

~~Per:~~
~~Name:~~
~~Title:~~
~~I have the authority to bind the LLC~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~The Wentworth Group, Inc., as a Guarantor~~
~~Per:~~
~~Name:~~
~~Title:~~
~~I have the authority to bind the Corporation~~

~~NYHC, Inc., as a Guarantor~~
~~Per:~~
~~Name:~~
~~Title:~~
~~I have the authority to bind the Corporation~~

~~FIRSTSERVICE RESIDENTIAL TEXAS, INC., as a Guarantor~~
~~Per:~~
~~Name:~~
~~Title:~~
~~I have the authority to bind the Corporation~~

~~PLANNED COMPANIES HOLDING, INC., as a Guarantor~~
~~Per:~~
~~Name:~~
~~Title:~~
~~I have the authority to bind the Corporation~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~THE TORONTO-DOMINION BANK, as Canadian Administration Agent~~

~~Per:~~
~~Name:~~
~~Title:~~

~~TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent~~

~~Per:~~
~~Name:~~
~~Title:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~EFFECTIVE DATE ISSUING BANK (U.S.)~~

~~the TORONTO-DOMINION BANK, NEW YORK Branch~~

~~Per:~~
~~Name:~~
~~Tel:~~
~~Fax:~~
~~Email:~~
~~Address:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~EFFECTIVE DATE ISSUING BANK (CANADA)~~

~~the TORONTO-DOMINION BANK~~

~~Per:~~
~~Name:~~
~~Tel:~~
~~Fax:~~
~~Email:~~
~~Address:~~

~~Per:~~
~~Name:~~
~~Tel:~~
~~Fax:~~
~~Email:~~
~~Address:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~EFFECTIVE DATE ISSUING BANK (U.S.)~~

~~JPMORGAN CHASE BANK, N.A.~~

~~Per:~~
~~Name:~~
~~Tel:~~
~~Fax:~~
~~Email:~~
~~Address:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~EFFECTIVE DATE ISSUING BANK (U.S.)~~

~~BANK OF AMERICA, N.A.~~

~~Per:~~
~~Name:~~
~~Tel:~~
~~Fax:~~
~~Email:~~
~~Address:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~CANADIAN LENDERS~~

~~THE TORONTO-DOMINION BANK~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: TD Bank Tower 66 Wellington St. West, 9th Floor Toronto, Ontario M5K 1A2 Attn: Loan Syndications-Agency  Telecopier No.:  Email: neda.heidarpour@tdsecurities.com~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~CANADIAN LENDERS CONT’D~~

~~JPMORGAN CHASE BANK, N.A., TORONTO BRANCH~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn:  Telecopier No.:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~CANADIAN LENDERS CONT’D~~

~~BANK OF MONTREAL~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Attn:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~CANADIAN LENDERS CONT’D~~

~~HSBC BANK CANADA~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: 70 York Street, 4th Floor Toronto, Ontario M5J 1S9 Attn:  Telecopier No.:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~CANADIAN LENDERS CONT’D~~

~~THE BANK OF NOVA SCOTIA~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: 40 King St. W., 64th Floor Toronto, Ontario, M5W 2X6 Attn:  Telecopier No.:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~CANADIAN LENDERS CONT’D~~

~~BANK OF AMERICA, N.A., CANADA BRANCH~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: 181 Bay Street Toronto, Ontario M5J 2V8 Attn:  Telecopier No.:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~CANADIAN LENDERS CONT’D~~

~~CANADIAN IMPERIAL BANK OF COMMERCE~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn:  Telecopier No.:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~CANADIAN LENDERS CONT’D~~

~~NATIONAL BANK OF CANADA~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn:  Telecopier No.:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~CANADIAN LENDERS CONT’D~~

~~U.S. BANK NATIONAL ASSOCIATION~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: Suite 2300, 120 Adelaide Street West Toronto, Ontario M5H 1T1 Attn:  Telecopier No.:  and 4747 Executive Drive  La Jolla, CA 92121 Attn:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~CANADIAN LENDERS CONT’D~~

~~RAYMOND JAMES BANK~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: Attn:  Telecopier No.:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~U.S. LENDERS~~

~~THE toronto-dominion BANK, NEW YORK BRANCH~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: TD Bank Tower, 9th Floor 66 Wellington St. W. Toronto, Ontario M5K 1A2 Attn: Loan Syndications-Agency Telecopier No.:  Email: neda.heidarpour@tdsecurities.com~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~U.S. LENDERS CONT’D~~

~~JPMORGAN CHASE BANK, N.A.~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn:  Telecopier No.:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~U.S. LENDERS CONT’D~~

~~BANK OF MONTREAL, CHICAGO BRANCH~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Attn:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~U.S. LENDERS CONT’D~~

~~HSBC BANK CANADA~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: 70 York Street, 4th Floor Toronto, Ontario M5J 1S9 Attn:  Telecopier No.:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~U.S. LENDERS CONT’D~~

~~THE BANK OF NOVA SCOTIA~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: 40 King St. W., 64th Floor Toronto, Ontario, M5W 2X6 Attn:  Telecopier No.:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~U.S. LENDERS CONT’D~~

~~BANK OF AMERICA, N.A., CANADA BRANCH~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: 181 Bay Street Toronto, Ontario M5J 2V8 Attn:  Telecopier No.:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~U.S. LENDERS CONT’D~~

~~CANADIAN IMPERIAL BANK OF COMMERCE~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn:  Telecopier No.:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~U.S. LENDERS CONT’D~~

~~NATIONAL BANK OF CANADA~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn:  Telecopier No.:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~U.S. LENDERS CONT’D~~

~~U.S. BANK NATIONAL ASSOCIATION~~

~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: 4747 Executive Drive  La Jolla, CA 92121 Attn:  Telecopier No.:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

~~U.S. LENDERS CONT’D~~

~~RAYMOND JAMES BANK~~
~~Per:~~
~~Name:~~
~~Title:~~
~~Address for Notice: Attn:  Telecopier No.:  Email:~~

~~Second Amended and Restated Credit Agreement – FirstService Corporation~~

SCHEDULE “A” TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF FEBRUARY 17, 2022, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

LIST OF UNRESTRICTED ENTITIES

NIL

~~1~~

SCHEDULE “B” TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF FEBRUARY 17, 2022, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF REPAYMENT NOTICE

TO:	THE TORONTO-DOMINION BANK, as Canadian Administration Agent or TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent

FROM:	FIRSTSERVICE CORPORATION or FIRSTSERVICE (USA), INC.

DATE:	●

1	This Repayment Notice is delivered to you pursuant to Section [2.2] [6.1] of the Second Amended and Restated Credit Agreement (as in effect on the date hereof, the “Credit Agreement”) dated as of February 17, 2022. All capitalized terms used in this Drawdown Notice shall have the respective meanings set forth in the Credit Agreement.

2	The undersign[s] [ed] hereby submit the following [permanent] Repayment [and cancellation]:

~~Bankers’ Acceptances~~CORRA Loan:

Prime Rate Loan:

U.S. Base Rate Loan:

U.S. Prime Rate Loan:

SOFR Loan:

[Commitment Termination Amount]

3	The representations and warranties set forth in the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

4	No event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default with the giving of notice and/or the lapse of time or both.

Yours very truly,

[FIRSTSERVICE CORPORATION] [FIRSTSERVICE (USA), INC.]

Per:
Name:
Title:

~~1~~

SCHEDULE “C” TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF FEBRUARY 17, 2022, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF TRANSFER CERTIFICATE

TO:	THE TORONTO-DOMINION BANK, as Canadian Administration Agent

AND TO:	TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent

AND TO:	ISSUING BANK

AND TO:	SWINGLINE LENDERS

AND TO:	FIRSTSERVICE CORPORATION AND FIRSTSERVICE (USA), INC.

WHEREAS FirstService Corporation (the “Canadian Borrower”) and FirstService (USA) Inc. (the “US Borrower” and together with the Canadian Borrower, the “Borrowers”), the Subsidiaries named on the execution pages thereto as Guarantors, the banks named on the execution pages thereof as lenders (the “Lenders”), TD Securities, as Sole Lead Arranger and Sole Bookrunner, The Toronto-Dominion Bank, as Canadian Administration Agent (the “Agent”), and Toronto Dominion (Texas) LLC, as U.S. Administration Agent, entered into a Second Amended and Restated Credit Agreement dated as of February 17, 2022 (as in effect on the date hereof, the ”Credit Agreement”) whereby the Lenders agreed to grant the Borrowers (a) the Canadian Revolving Facility including the Canadian Swingline Facility (as both are defined in the Credit Agreement) in an aggregate amount of up to U.S.$650,000,000 to be made available to the Canadian Borrower by the Canadian Lenders, and (b) the U.S. Revolving Facility including the U.S. Swingline Facility (as both are defined in the Credit Agreement) in an aggregate amount not exceeding U.S.$ 350,000,000 to be made available to the U.S. Borrower by the U.S. Lenders;

AND WHEREAS pursuant to and in accordance with Sections 14.3 and 14.4 of the Credit Agreement the undersigned Lender may assign or transfer to, in the case of assignments by a U.S. Lender, a Person which can comply with Section 7.9(a) of the Credit Agreement, otherwise, any other Person, all or any portion of its rights, benefits and/or obligations under the Credit Agreement in relation to a portion of such Lender’s Commitment of not less than U.S.$2,500,000 [with respect to the Canadian Facilities and with respect to U.S. Facilities, U.S.$2,500,000; provided that in the case of an assignment or transfer by a Canadian Lender of all or any portion of its Canadian Revolving Facility Commitment or its Canadian Swingline Commitment there is a corresponding assignment or transfer by the related U.S. Lender (which may, in certain circumstances be the same institution) to a U.S. Assignee related to the Canadian Assignee (which may in certain circumstances be the same institution) of an amount which bears the same proportion to the related U.S. Lender’s Commitment as the amount assigned or transferred by the Canadian Lender bears to the Canadian Lender’s Commitment, and vice versa in the case of an assignment or transfer by a U.S. Lender.]

AND WHEREAS the undersigned Lender (the “Transferor”) wishes to assign and to transfer to ● (the “Transferee”) certain of the rights, benefits and obligations of the Transferor under the Credit Agreement specified herein;

~~1~~

NOW THEREFORE in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Transferor and the Transferee agree as follows:

1	All capitalized terms defined in the Credit Agreement and not otherwise defined herein have the same meaning as in the Credit Agreement.

2	The Transferor, with respect to U.S.$● being the principal amount of outstanding Borrowings made by such Lender as of the date hereof under the [Canadian Facility][U.S. Facility], assigns and transfers to the Transferee U.S.$● of such Borrowings and thereby transferring such portion of the rights, benefits and obligations of the Transferor in respect of the principal amount of the Transferor’s [Commitment] (collectively the “Transferred Rights, Benefits and Obligations”).

3	The Transferee, upon payment of the agreed amount therefor to the Transferor in immediately available funds as such parties shall have agreed, accepts the transfer of the Transferred Rights, Benefits and Obligations (the “Transfer”) and accepts and assumes the Transferred Rights, Benefits and Obligations (the “Assumption”).

4	Upon the effectiveness of such Transfer, the Transferor’s Participation shall be U.S.$● and the Transferee’s Participation shall be U.S.$●.

5	The Transfer and the Assumption are governed by and subject to Sections 14.3 and 14.4 of the Credit Agreement.

6	The Transferee acknowledges and confirms that it has not relied upon and that the Transferor has not made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of the Credit Agreement, any Guarantee or any other documentation or information delivered by the Transferor to the Transferee in connection therewith or for the performance thereof by any party thereto or for the financial condition of the Borrowers or the Guarantors. All representations, warranties and conditions express or implied by law or otherwise are hereby excluded. Such sale, transfer and assignment is without recourse to the Transferor.

7	The Transferee represents and warrants that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of an investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrowers and the Guarantors and has not relied and will not hereafter rely on the Transferor to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrowers or the Guarantors.

8	Each of the Transferor and the Transferee represents and warrants to the other, that it has the capacity and power to enter into the Transfer and the Assumption in accordance with the terms hereof and to perform its obligations arising therefrom, and all action required to authorize the execution and delivery hereof and the performance of such obligations has been duly taken.

9	Each of the Transferor and Transferee hereby agree that the Transfer and Assumption, in accordance with the terms hereof, shall be effected and effective [● (●) Business Days] from the date hereof.

10	This Transfer Certificate may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

11	This Transfer Certificate shall be governed by and construed in accordance with the laws of the Province of Ontario, Canada.

~~2~~

DATED this                 day of                ,            .

TRANSFEREE Per: Name: Title:	TRANSFEROR Per: Name: Title:
Per: Name: Title:	Per: Name: Title:

~~3~~

The Canadian Borrower, the Canadian Agent or U.S. Agent, as the case may be, the Canadian Swingline Lender, the U.S. Swingline Lender and the Issuing Banks hereby acknowledge and confirm that [Transferee]                          is an acceptable Transferee in accordance with the applicable provisions of the Credit Agreement and (ii) that the Canadian Borrower and the Canadian Agent or U.S. Agent, as the case may be, the Canadian Swingline Lender, the U.S. Swingline Lender and the Issuing Banks have received an executed copy of this Transfer Certificate.

DATED this               day of                          ,            .

FIRSTSERVICE CORPORATION

Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as Canadian Administration Agent

Per:
Name:
Title:

TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent

Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as Canadian Swingline Lender

Per:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as U.S. Swingline Lender

Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as Issuing Bank

Per:
Name:
Title:

~~4~~

THE TORONTO-DOMINION BANK, NEW YORK BRANCH, as Issuing Bank

Per:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Issuing Bank

Per:
Name:
Title:

BANK OF AMERICA, N.A., as Issuing Bank

Per:
Name:
Title:

~~5~~

SCHEDULE “D” TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF FEBRUARY 17, 2022, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF CONVERSION NOTICE

TO:	THE TORONTO-DOMINION BANK, as Canadian Administration Agent or TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent
FROM:	FIRSTSERVICE CORPORATION or FIRSTSERVICE (USA), INC.
DATE:	●

1	This Conversion Notice is delivered to you pursuant to Sections 2.2 and 2.3 of the Second Amended and Restated Credit Agreement (as in effect on the date hereof, the “Credit Agreement”) dated as of February 17, 2022. All capitalized terms used in this Conversion Notice shall have the respective meanings set forth in the Credit Agreement.

2	We hereby request a conversion as follows:

	(a)	Date of Conversion:
	(b)	Type of Advance to be converted from:
	(c)	Amount of Advance (or portion thereof) to be converted:
	(d)	Type of Advance to be converted into:
	(e)	Interest Period of Advance (or portion thereof) to be Converted into (if applicable):

3	The representations and warranties set forth in the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

4	No event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default with the giving of notice and/or the lapse of time or both.

~~1~~

Yours very truly,

[FIRSTSERVICE CORPORATION] [FIRSTSERVICE (USA), INC.]

Per:
Name:
Title:

~~2~~

SCHEDULE “E” TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF FEBRUARY 17 , 2022, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF DRAWDOWN NOTICE

TO:	THE TORONTO-DOMINION BANK, as Canadian Administration Agent or TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent
FROM:	FIRSTSERVICE CORPORATION or FIRSTSERVICE (USA), INC.
DATE:	●
1	This Drawdown Notice is delivered to you pursuant to Section 2.4 of the Second Amended and Restated Credit Agreement (as in effect on the date hereof, the “Credit Agreement”) dated as of February 17, 2022. All capitalized terms used in this Drawdown Notice shall have the respective meanings set forth in the Credit Agreement.

2	The undersign[s] [ed] hereby request[s] the following Drawdown:

~~Bankers’ Acceptances~~CORRA Loan (Adjusted Term CORRA or Adjusted Daily Compounded CORRA):

Prime Rate Loan:

U.S. Base Rate Loan:

U.S. Prime Rate Loan:

SOFR Loan (Adjusted Term SOFR or Adjusted Daily Simple SOFR):

3	The representations and warranties set forth in the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

4	No event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default with the giving of notice and/or the lapse of time or both.

Yours very truly,

[FIRSTSERVICE CORPORATION] [FIRSTSERVICE (USA), INC.]

Per:
Name:
Title:

~~1~~

SCHEDULE “F” TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF FEBRUARY 17, 2022, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

~~DETAILS~~FORM OF ~~ISSUE~~RATE FLIP REQUEST

~~TO:                 FIRSTSERVICE CORPORATION~~

~~FROM: ●~~

~~DATE: ●~~

~~1 Principal Amount of Bankers’ Acceptances Issued and Maturity Date:~~

~~2 Reference Bankers’ Acceptance Discount Rate:~~

~~3 Amount of the Stamping Fee:~~

~~4 Net Proceeds:~~

~~5 Amount of Available Proceeds:~~

~~DATED at Toronto this              day of                                  ,                      .~~

TO:	THE TORONTO-DOMINION BANK, as Canadian Administration Agent
FROM:	FIRSTSERVICE CORPORATION (the “Canadian Borrower”)
DATE:

●

The undersigned, refers to the Second Amended and Restated Credit Agreement (as in effect on the date hereof, the “Credit Agreement”) dated as of February 17, 2022. All capitalized terms used in this Rate Flip Request shall have the respective meanings set forth in the Credit Agreement, and gives you notice, pursuant to [Section 2.6(a)][Section 2.6(e)] of the Credit Agreement, that the Canadian Borrower wishes to request a Rate Flip, with a Rate Flip Date of _______________.

[The Canadian Borrower also hereby requests that each outstanding Daily Compounded CORRA Borrowing be converted to a Term CORRA Borrowing at the end of the Interest Period applicable to each such Daily compounded CORRA Borrowing, with an Interest Period of [one (1) month][three (3) months][other Non-Standard Interest Period].

Yours very truly,
FIRSTSERVICE CORPORATION

Per:	~~Per:~~
Name:
Title:

~~1~~

SCHEDULE “G” TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF FEBRUARY 17, 2022, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF COMPLIANCE CERTIFICATE

TO:       THE TORONTO-DOMINION BANK, as Canadian Agent

Reference is made to the Second Amended and Restated Credit Agreement dated as of February 17, 2022, by and among, amongst others, FirstService Corporation (the “Canadian Borrower”) and FirstService (USA), Inc., (the “U.S. Borrower” and together with the Canadian Borrower, the “Borrowers”), the Subsidiaries named on the execution pages thereof, as Guarantors, TD Securities, as Sole Lead Arranger and Sole Bookrunner, the banks named on the execution pages thereof, as Lenders (the “Lenders”), The Toronto-Dominion Bank, as Canadian Administration Agent, and Toronto Dominion (Texas) LLC, as U.S. Administration Agent (as in effect on the date hereof, the “Credit Agreement”). All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed thereto in the Credit Agreement.

I, the undersigned, ●, in my capacity as [Chief Financial Officer or Corporate Controller] of the Canadian Borrower and not personally, after making due enquiry, hereby certify to the Agents and each of the Lenders that the following, to the best of my knowledge, is true and correct as of the date hereof:

1	The representations and warranties set forth in Section 8.1 of the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

2	The Borrowers and the Guarantors are each in compliance with all of the covenants and other terms and conditions under the Credit Agreement.

3	Pursuant to Section 8.2(h)[(i) or (ii)] of the Credit Agreement, enclosed are the following financial statements of the Canadian Borrower for the period ending , 20 (the “Reporting Period”):

[Unaudited consolidated financial statements for the Quarter of Canadian Borrower ended                   , 20     and the unaudited financial statements of the Canadian Borrower for the same Quarter prepared on a basis that excludes Unrestricted Entities from the consolidation.]

OR

[Audited consolidated financial statements for the Fiscal Year of the Canadian Borrower ended                            , 20      and the unaudited financial statements of the Canadian Borrower for the same Fiscal Year prepared on a basis that excludes Unrestricted Entities from the consolidation.]

These statements are all in reasonable detail, fairly presenting the financial position and results of operation of the Canadian Borrower as at the date thereof and for such periods, and have been prepared in accordance with GAAP as of _______________, [subject to audit and year end adjustments and to be included for delivery of Quarterly statements only] applied consistently, subject to such adjustments as may be required to exclude Unrestricted Entities from the consolidation. I hereby certify that these statements are accurate and correct in all material respects.

~~1~~

All changes to the financial statements affected by changes in GAAP since ___________________ (or the application thereof by the Canadian Borrower) are reflected on the attached Schedule “I” reconciling all line items affected by such changes in GAAP, with reasonable explanation as to the affects of GAAP on each line item.

4	The following are the financial calculations necessary to determine the Canadian Borrower’s compliance with the financial covenants contained in Section 8.4 of the Credit Agreement which are required to be reported as of , 20 :

(a)	Total Debt/Consolidated EBITDA Ratio
Compliance Yes/No
(b)	Interest Coverage Ratio
Compliance Yes/No
Compliance Yes/No
Compliance Yes/No

Attached hereto as Schedule “II” are the details of Normalizing Adjustments to Consolidated EBITDA made in calculating the Total Debt/Consolidated EBITDA Ratio for the Reporting Period.

5	No Default or Event of Default occurred and is continuing [or: Attached hereto as Schedule “III” are the particulars of a Default or Event of Default which has occurred and is continuing].

6	Attached hereto as Schedule “IV” is a report on outstanding Permitted Hedging Agreements entered into or guaranteed by the Canadian Borrower and its Subsidiaries and the amounts secured under Permitted Hedging Agreements.

7	Attached hereto as Schedule “V” is a report on the aggregate initial investment value of all Unrestricted Entities which continue to qualify as Unrestricted Entities as at the end of the Reporting Period.

8	[NTD: Applicable annually] [Attached hereto as Schedule “VI” is a report setting forth the EBITDA for each Borrower and each of its Subsidiaries, on an individual basis, for the previous Fiscal Year.

9	Based on a Total Debt/Consolidated EBITDA Ratio of , for the Reporting Period the Applicable Margins are:

~~Acceptance Fee~~CORRA Margin	%

U.S. Base Rate Margin	%

U.S. Prime Rate Margin	%

~~2~~

Letter of Credit Fee	%

SOFR Margin	%

Prime Rate Margin	%

Commitment Fee	%

CERTIFIED at Toronto, this            day of                       ,              .

[name of officer]

~~3~~

SCHEDULE “I” TO COMPLIANCE CERTIFICATE

Changes to the financial statements affected by changes in GAAP

SCHEDULE “II” TO COMPLIANCE CERTIFICATE

Normalizing Adjustments to Consolidated EBITDA

SCHEDULE “III” TO COMPLIANCE CERTIFICATE

Defaults or Events of Default

[to be completed if any Default or Event of Default has occurred or is continuing]

SCHEDULE “IV” TO COMPLIANCE CERTIFICATE

Permitted Hedging Agreements

[to be completed to report on outstanding Permitted Hedging Agreements entered into and the amounts secured under the Permitted Hedging Agreements]

SCHEDULE “V” TO COMPLIANCE CERTIFICATE

Aggregate investment value of all Unrestricted Entities

[NTD: Applicable annually] [SCHEDULE “VI” TO COMPLIANCE CERTIFICATE

Borrower and Subsidiary EBITDA

SCHEDULE “H” TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF FEBRUARY 17, 2022, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

COMMITMENTS

Lenders	Canadian Swingline Commitment (Sub-Commitment of the Canadian Revolving Facility)	Canadian Revolving Facility Commitment	U.S. Swingline Commitment (Sub-Commitment of the U.S. Revolving Facility)	U.S. Revolving Facility Commitment	Total Commitments	Total %
The Toronto-Dominion Bank / The Toronto-Dominion Bank, New York Branch	(15,000,000)	91,000,000		~~4~~91,~~0~~500,000	1~~40~~82,~~0~~500,000	14.6%
JPMorgan Chase Bank, N.A., Toronto Branch / JPMorgan Chase Bank, N.A.		67,600,000	(15,000,000)	~~3~~65,400,000	1~~04~~33,000,000	10.~~4~~6%
Bank of Montreal / Bank of Montreal, Chicago Branch		78,000,000		~~42~~75,~~0~~500,000	1~~20~~53,~~0~~500,000	12.3%
HSBC Bank Canada		55,250,000		29,750,000	85,000,000	~~8~~6.~~5~~8%
The Bank of Nova Scotia		78,000,000		~~42~~75,~~0~~500,000	1~~20~~53,~~0~~500,000	12.3%
Canadian Imperial Bank of Commerce		78,000,000		~~42~~75,~~0~~500,000	1~~20~~53,~~0~~500,000	12.3%
U.S. Bank National Association		67,600,000		~~3~~65,400,000	1~~04~~33,000,000	10.~~4~~6%
Bank of America, N.A., Canada Branch		67,600,000		~~3~~65,400,000	1~~04~~33,000,000	10.~~4~~6%
National Bank of Canada		48,750,000		~~2~~46,250,000	~~7~~95,000,000	7.~~5~~6%
Raymond James Bank		18,200,000		9,800,000	28,000,000	2.~~8~~3%
		$650,000,000		$~~35~~600,000,000	$1,~~00~~250,000,000	100%

SCHEDULE “I” TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF FEBRUARY 17, 2022, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF OFFICER’S CERTIFICATE RE: ACQUISITION FACILITY

TO:	THE TORONTO-DOMINION BANK, as Canadian Agent

AND TO:	TORONTO DOMINION (TEXAS) LLC, as U.S. Agent

Reference is made to the Second Amended and Restated Credit Agreement dated as of February 17, 2022, by and among, amongst others, FirstService Corporation and FirstService (USA), Inc., as Borrowers (the “Borrowers”), the Subsidiaries named on the execution pages thereof, as Guarantors, the banks named on the execution pages thereof, as Lenders (the “Lenders”), TD Securities, as Sole Lead Arranger and Sole Bookrunner, The Toronto-Dominion Bank, as Canadian Administration Agent, and Toronto Dominion (Texas) LLC, as U.S. Administration Agent (the “Agents”) (as in effect on the date hereof, the “Credit Agreement”). All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed thereto in the Credit Agreement.

I, the undersigned, ●, in my capacity as [Chief Financial Officer] of the Canadian Borrower and [● the Chief Financial Officer of U.S. Borrower], and not personally, after making due enquiry, hereby certify to the Agents and each of the Lenders that the following, to the best of my knowledge, is true and correct as of the date hereof:

1	The proposed Borrowing on [date] shall be used by the undersigned in financing an acquisition of ● which is an Eligible Business (“Eligible Business”).

2	It is the opinion of the Canadian Borrower or, where the Canadian Borrower has identified the existence of potentially Hazardous Materials, a third party environmental consultant engaged by the Canadian Borrower of experience and reputation reasonably satisfactory to such Agent that such Eligible Business has been and can continue to be conducted in compliance with any applicable Environmental Laws and that no material adverse change in the earnings of the applicable Acquisition Entity or the Canadian Borrower shall result therefrom.

3	That no Event of Default or event which with notice or the passage of time or both will become an Event of Default or will occur as a consequence of such acquisition.

4	Attached as Schedule “I” is a description of the shareholders’ agreement to be entered into in connection with the acquisition. The shareholders’ agreement contains the requirements set forth in Section 5.3(a)(iv).

5	Attached as Schedule “II” is a description of the Call Price Formula applicable to the future acquisition of shares of such Acquisition Entity not purchased at the time of such acquisition.

6	[That the Borrowers have received the consent of the Majority Lenders to the proposed acquisition.][Note – required if Total Debt to Consolidated EBITDA is at 3.25;1 or higher, determined on a pro forma basis after giving effect to the proposed acquisition.] [That the Total Debt to Consolidated EBITDA is less than 3.25:1, determined on a pro forma basis after giving effect to the proposed acquisition.]

~~1~~

7	That we have caused [or will cause within thirty (30) days of the completion of the acquisition, or such longer period as the Agent may consent to,] the Acquisition Entity to execute and deliver, in favour of the Canadian Agent, to the extent such Acquisition Entity meets the criteria set forth in the definition of Guarantor, a Guarantee.

The undersigned agrees that the proposed Borrowing is conditional upon the Canadian Agent having received confirmation that all conditions set out in Section 8.2 of the Credit Agreement have been satisfied.

CERTIFIED at Toronto, this _____ day of _______________, ______.

FIRSTSERVICE CORPORATION
Per:
Name:
Title: [Chief Financial Officer]

FIRSTSERVICE (usa), inc.
Per:
Name:
Title: [Chief Financial Officer]

~~2~~

SCHEDULE “I” TO OFFICER’S CERTIFICATE RE: ACQUISITION FACILITY

Description of Shareholders’ Agreement

~~1~~

SCHEDULE “II” TO OFFICER’S CERTIFICATE RE: ACQUISITION FACILITY

Call Price Formula

~~1~~

SCHEDULE “J” TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF FEBRUARY 17, 2022, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

PERMITTED ENCUMBRANCES

[Redacted]

~~1~~

SCHEDULE “K” TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF FEBRUARY 17, 2022, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF PROMISSORY NOTE

, 2022U.S.$●

FOR VALUE RECEIVED FirstService (USA), Inc. (the “Borrower”) hereby promises to pay to the order of ● [name of Lender] (the “Lender”) at ● or such other address or to such account as the Lender may direct, in accordance with the terms of the Second Amended and Restated Credit Agreement dated as of February 17, 2022, by and among, amongst others, FirstService Corporation, as Canadian Borrower, FirstService (USA), Inc., as U.S. Borrower, the Subsidiaries named on the execution pages thereof, as Guarantors, the banks named on the execution pages thereof, as Lenders, TD Securities, as Sole Lead Arranger and Sole Bookrunner, The Toronto-Dominion Bank, as Canadian Administration Agent, and Toronto Dominion (Texas) LLC, as U.S. Administration Agent, as same may be amended, supplemented, revised, restated or replaced from time to time, (the “Credit Agreement”), the lesser of (a) [U.S.$● Lender’s Commitment] or (b) the outstanding amount of Borrowings from time to time made by such Lender to Borrower under the U.S. Facilities, such amount as determined by the Lender’s Participation, in any case with interest thereon calculated and payable as set out in the Credit Agreement, until the occurrence of an Event of Default when the entire principal amount together with accrued but unpaid interest shall become due and payable in accordance with the terms of the Credit Agreement.

On the Revolving Facility Maturity Date any amounts then remaining unpaid, including principal and interest, shall be immediately paid by the Borrower to the Lender without the presentment, notice, demand or observance of any other formality whatsoever.

This Promissory Note is the promissory note referred to in, and issued pursuant to the Credit Agreement and is subject to and governed by the terms and conditions thereof. Capitalized terms used but not defined herein shall have the meaning set forth in the Credit Agreement. Reference is made to the Credit Agreement for provisions regarding mandatory and optional payments and prepayments hereof, acceleration of the maturity hereof by the Lender upon the happening of certain stated events, and rates of interest after default.

This Promissory Note is evidence of the indebtedness of the Borrower under the Credit Agreement and is secured by the Guarantees and the other agreements and instruments referred to the Credit Agreement and is entitled to the benefits thereof.

The Borrower hereby waives diligence, demand, presentment, protest and notice of any kind, and assents to extensions of the time of payment, release, surrender or substitution of security, or forbearance or other indulgence, without notice. The Borrower agrees to pay all amounts of principal, interest, and fees under this Promissory Note without offset, deduction, claim, counterclaim, defense or recoupment, all of which are hereby waived by the Borrower.

This Promissory Note may not be changed, modified or terminated orally, but only by an agreement in writing signed by the Borrower or any successor or assign of the Borrower and the Lender or any holder hereof.

In the event the Lender or any holder hereof shall retain or engage legal counsel to collect, enforce or protect its interests with respect to this Promissory Note, the Borrower shall pay all of the reasonable costs and expenses of such collection, enforcement or protection, including reasonable legal fees, whether or not suit is instituted.

This Promissory Note shall be governed by and construed in accordance with the laws of the State of Delaware, and shall be binding upon the successors and assigns of the Borrower and inure to the benefit of the Lender and its successors, endorsees and assigns. If any term or provision of this Promissory Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

[signature page follows]

~~2~~

FIRSTSERVICE (USA), INC.
Per:
Name:
Title:

~~3~~

SCHEDULE “L” TO THE SECOND AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF FEBRUARY 17, 2022, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

FORM OF INTEREST ELECTION REQUEST

TO:       THE TORONTO-DOMINION BANK, as Canadian Agent

Reference is made to the Second Amended and Restated Credit Agreement dated as of February 17, 2022, by and among, amongst others, FirstService Corporation (the “Canadian Borrower”) and FirstService (USA), Inc., (the “U.S. Borrower” and together with the Canadian Borrower, the “Borrowers”), the Subsidiaries named on the execution pages thereof, as Guarantors, TD Securities, as Sole Lead Arranger and Sole Bookrunner, the banks named on the execution pages thereof, as Lenders (the “Lenders”), The Toronto-Dominion Bank, as Canadian Administration Agent, and Toronto Dominion (Texas) LLC, as U.S. Administration Agent (as in effect on the date hereof, the “Credit Agreement”). All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed thereto in the Credit Agreement.

The Canadian Borrower hereby gives you notice, pursuant to Section X of the Credit Agreement, that the Canadian Borrower wishes to make an interest election with respect to an outstanding Borrowing under the Credit Agreement, and, in that connection, sets forth below the information relating to such interest election (the “Interest Election”) as required by Section X of the Credit Agreement:

1. The effective date of the Interest Election is _________________; [and]

2. [The Borrowing to which the Interest Election applies is a [Prime Rate]/[Term CORRA]/[Daily Compounded CORRA] Borrowing made as of [date] in the aggregate amount of $_____________];

4. The resulting Borrowing, consists of a [Prime Rate]/[Term CORRA]/[Daily Compounded CORRA] Borrowing in the aggregate amount of $___________ [and a [Prime Rate]/[Term CORRA]/[Daily Compounded CORRA] Borrowing in the aggregate amount of $_____________________];

5. [The applicable Interest Period is ______________________ ].

FIRSTSERVICE CORPORATION
By:
Name:
Title: [Chief Financial Officer]

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